24-10086

04034419

SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 1
TO
FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ASSOCIATED GROCERS OF MAINE, INC.
(Exact name of issuer as specified in its charter)

MAINE
(State or other jurisdiction of incorporation or organization)

P.O. BOX 1000, GARDINER, MAINE 04345
(207) 582-6500
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

MICHAEL E. WESTORT
ASSOCIATED GROCERS OF MAINE, INC.
P.O. BOX 1000
GARDINER, MAINE 04345
(207) 582-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

50	01-0223033
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

Thomas Barber, Director
Bus: 306 Route 3
So. China, ME 04358
Res: Route #3
Palermo, ME 04354

John Beaupre, Director
Bus: RR 1, Box 2140
Carrabassett Valley, ME 04947
Res: RR 1, Box 2176D
Carrabassett Valley, ME 04947

Wayne Crandall, Director
Bus: 10 School Street
Rockland, ME 04841
Res: Box 531, Mountain Rd.
Rockland, ME 04841

Paul Trusiani, Director
Bus: 585 Congress Street
Portland, ME 04101
Res: 25 Longwood Terrace
Portland, ME 04102

Vernon Seile, Director
Bus: RFD #1, Box 3115
Stonington, ME 04681
Res: Same as above

Michael E. Westort, President and
Chief Executive Officer
Bus: 1000 Brunswick Avenue
Gardiner, ME 04345-1000
Res: 65 Caron Street
Portland, ME 04103

Barry A. McCormick, Director
Bus: 8 School Street
Unity, Maine 04988
Res: 115 Fisher Road
Unity, Maine 04988

David N. Sleeper, Director
Bus: 99 Lyndon Street
Caribou, ME 04736
Res: 4 Townview Road
Caribou, ME 04736

Frederick Crowe, Director
Bus: P.O. Box 727
Princeton, ME 04668
Res: Big Lake Road
Princeton, ME 04668

Charles O'Brien, Director
Bus: 554 Main Street
Jackman, ME 04945
Res: 35 Mill Road
Jackman, ME 04945

Craig Burgess, Director
Bus: 101 Centre Street
Bath, Maine 04530
Res: 87 Whiskeag Road
Bath, Maine 04530

Counsel to the issuer: David J. Champoux, Pierce Atwood, One Monument Square, Portland, Maine 04101

ITEM 2. Application of Rule 262

None of the persons named in Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities are to be offered by the issuer itself, and not through underwriters, dealers or salesmen, in the states of Maine, Massachusetts, New Hampshire and Vermont. The securities will be offered to the issuer's existing members, as well as to any new members of the issuer joining after the date hereof.

The securities will be offered by the Company's President, Michael E. Westort, and its Chief Financial Officer, Ronald Cloutier.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The Company has issued the following unregistered securities since March 28, 2003:

Purchaser	"Excess" Capital Deposits	Class A Shares (Offering price $2,527 per share)	Class B Shares (Offering price $2,500 per share)
BEARSON ENT. LLC	-	1	
COLLINS BUSINESS HOLDINGS LLC	-	1	
FARM TO MARKET dba MAINE HARVEST	-	1	
FRISBEE'S SUPERMARKET INC.	-	1	
GOODHUE ENTERPRISES INC.	-	1	
JOHN & PENNI FLOSTER	-	1	
JOSEPH LEMA & SON	-	1	
MOOSEHEAD COUNTRY STORE	-	1	
ASGHAR M. KHAN	-		1
BRANDON POMELOW	-		1
DAVID & LIA SKELTON	-		1
DAVID W. GUTTER	-		1
GABBIANELLI ENTERPRISES	-		1
HOWLAND FAMILY GROCERY	-		1
KEZAR FALLS MARKET INC.	-		1
LONG ISLAND STORE	-		1
LOUISE BARNES	-		1
MARYANN'S MARKET	-		1
NOBLEBORO VILLAGE STORE INC.	-		1
OLD TOWNE MARKET INC.	-		1
PARRIS & CATHERINE VARNEY	-		1
WAYNO'S MARKET & DELI	-		1
WILLIAMS DEVELOPMENT	-		2
RICHARD OR DIANE DUNHAM	6		
A.A. MARINO INC.	17		
WSC	53		
WSC	100		
TIMOTHY H HOLMES OR GABRIELLE B HOL	102		
MAINE MARKET CORP	106		
COASTAL RETAIL CORP.	107		
SLEEPER NELSON F.	113		

Purchaser	"Excess" Capital Deposits	Class A Shares (Offering price $2,527 per share)	Class B Shares (Offering price $2,500 per share)
WHEATON & McLAUGHLIN	116		
RH FOSTER ENERGY LLC	129		
SLEEPER JOSEPH M. JR	145		
ASHLAND FOOD MART INC.	149		
FALL'S RETAIL INC.	195		
RAKE INC.	266		
SWAN LAKE GROCERY INC	273		
RONA OUELLETTE	354		
KEVIN R. DUNHAM	386		
JESSIE AND NANCY MICHAUD	474		
BARTLETTS MARKET INC.	528		
GILBERT & RUTH PARENT	546		
CAMELLIA WILSON	585		
WELLS FOOD MART EXT. BUY	617		
MERVIN OR CHRISTENE KERR	648		
JAMES & JEANNINE SPILLER	651		
WALTER CZERWINSKI OR JANICE CZERWIN	652		
M. BOWEN & F. LUCAS	692		
EARL OR LORRAINE BAKER	707		
JAMES W. WEST	722		
GARY AND SHARON FOWLIE	726		
MALCOLM & BARBARA TRAFTON	766		
R.W. MATHEWS & SONS INC.	799		
MEREDITH RANDLETT - SAVINGS	807		
ROBERT BARRETT	843		
WILLIAM MACDONALD	1,016		
SOUTH STREET MARKET INC.	1,095		
FAIRFIELD BUDDIES INC.	1,103		
RON'S MARKET INC.	1,130		
PENELOPE BECKLER	1,154		
GLIDDENS BETHEL FOODS INC.	1,189		
GLEASON & CLAIRE GRAY	1,212		
LYMBURNER FRANCIS	1,251		
CHAD & KARIN MCLEAN	1,373		
EUGENE AND GINA MCKENNEY	1,390		
FRANCIS J MORIN LIVING TRUST	1,404		
GATES DIVERSIFIED INC.	1,420		
TOMBEAU INC.	1,460		
ARTHUR AND ODELCIA SILVIA	1,481		
MAURICE & VIRGINIA BERGERON	1,499		
TRIANGLE A.G. STORE INC.	1,533		
SHIRLEY VARNEY	1,557		
JAMES AND PAT HENRY JR.	1,594		
NOBLEBORO VILLAGE STORE INC.	1,627		
ROBERT J. & LESLIE GRENIER	1,653		
MEC ENTERPRISES INC.	1,770		
MIKE'S COUNTRY STORE INC.	1,796		
ROBERT AND LESLIE GRENIER	2,195		
ROBERT J. AND LYNN A. PULKKA	2,197		
THOMAS JAY ALLARD	2,217		
THE ISLAND MARKET CORPORATION	2,255		
TOMBEAU INC.	2,258		
PORT CLYDE MARKETING COMPANY	2,331		
KEN AND CAROL BALLARD	2,347		
ASHLAND FOOD MART INC	2,368		
READFIELD FAMILY MARKET INC.	2,385		
DAVE & DONNA SALISBURY	2,448		
SUSAN M. MORGAN	2,486		
GARY EUGENE RIDEOUT	2,538		
JEAN L. AND STEVEN H. BAKER	2,635		
PERRY'S FARMERS UNION INC.	2,678		
VANESSA BRUCE	2,719		
JOSEPH P. IRISH	2,827		
VICTORIA M. & JAMES J. STASZEWSKI	2,829		
V & R VARIETY INC.	2,835		1
MAXINE STEWART	3,066		
NORTHWOOD COUNTRY MARKET INC.	3,097		
JAMES J AND ROLANDE CHASSE	3,211		
STEPHEN OR MARTHA FENNO	3,375		
PHILIP S. BUCK	3,739		
ROBERT L. LIBBY	3,748		

Purchaser	"Excess" Capital Deposits	Class A Shares (*Offering price* $2,527 per share)	Class B Shares (*Offering price* $2,500 per share)
GOWELL ENTERPRISES INC.	3,805		
RUSSELL & CONNIE SOUCY	3,935		
BRUCE & KAREN MATHEWS	3,996		
DENNIS B. & PATRICIA M. ROBERTSON	4,284		
GERARD BOURGET	4,639		
RONALD ROBINSON SR.	4,711		
FOUR SEASONS TRADING POST INC.	4,724		
J & MA CORP.	4,790		
P. DUNBAR & EST. OF A. DUNBAR	4,799		
OYSTER RIVER MANAGEMENT	4,821		
DAY'S STORE INC.	4,905		
NASON'S GENERAL STORE INC.	4,913		
DONALD AND MARY WORCESTER	4,989		
TILTON'S MARKET INC.	5,087		
THE GREEN LINE SUPERETTES INC.	5,299		
PAUL'S FOOD CENTERS INC.	5,466		
MSF INC.	5,846		
RONALD &/OR SHARON BENJAMIN	6,443		
HERB & SHARON FITHIAN	6,454		
OULLETTE & SON INC.	6,932		
Joseph Sleeper II	7,000		
Mark Sleeper	7,000		
David Sleeper	7,146		
DICK'S MARKET INC.	7,531		
ROGER'S MARKET INC.	7,562		
HAROLD L. KEAY & SON	7,635		
GOSSELIN'S SUPERETTE INC.	7,644		
HOLMES MARKET INC.	7,885		
BATES INVESTMENTS INC.	7,975		
BELFAST VARIETY INC.	8,093		
B J'S MARKET	8,134		
GOTT STORE INC.	8,269		
YOUR COUNTRY STORE INC.	8,287		
B & R ENTERPRISES	8,571		
B & R ENTERPRISES	8,652		
ALAN AMES AND ROBERT CROSBY	8,667		
GALUSHA'S INC.	8,809		
R & D THRIFTWAY	9,483		
NUF INC.	9,600		
JOSEPH SLEEPER INC.	9,874		
JOHN R. JOSEPH & SONS INC.	9,887		
BARRY & VERA MCCORMICK	10,092		
JOHN T. DAYHOOF III	10,157		
THOMAS R. & RITA B. BARBER	10,171		
REGIS AND ANITA ROY	10,326		
JERRY'S FOOD STORE INC.	11,044		
PIERCE'S COUNTRY STORE INC.	11,069		
CANAAN SUPERETTE	11,144		
THOMAS R. BARBER	11,282		
JAMES AND MARGARET WALLACE	11,368		
GES INC	11,507		
VERNON C. SEILE	11,584		
UNITED SUPERMARKET INC	12,274		
NORTH WHITEFIELD SUPERETTE INC.	12,312		
D.L. FOTTER & SONS INC.	12,669		
VILLAGE FOOD MARKET INC.	12,853		
BELFAST VARIETY INC.	13,188		
JAMES W. WEST	14,329		
WHEATON & MCLAUGHLIN INC.	15,438		
CHRISTY'S COUNTRY STORE INC.	15,596		
HUSSEYS GENERAL STORE INC.	16,108		
ROBERT N. BANNISTER	17,562		
DONALD OR HELEN GOSSOM	22,287		
DOWNEAST RETAIL CORP.	22,822		
VERNON C. SEILE	23,454		
WISCASSET YELLOWFRONT GROC. INC.	28,417		
C.E. REILLY AND SONS	46,775		
COUNTY YANKEE	72,225		
RONALD & MARIAN BAGLEY	95,496		
COASTAL RETAIL CORP.	212,144		
TOTAL	$1,169,107	8 shares	17 shares

Purchaser	"Excess" Capital Deposits	Class A Shares (Offering price $2,527 per share)	Class B Shares (Offering price $2,500 per share)
Value of Securities	$1,169,107	$20,216	$42,500
TOTAL Value of All Securities	$1,231,823		

(b) Not applicable

(c) The Company issued the above shares in reliance on an exemption from registration pursuant to 17 C.F.R. §§230.251 *et seq.* (Regulation A). The Company is offering rescission to all persons who hold securities sold by the Company between March 28, 2003 and September 16, 2003.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None.

ITEM 9. Use of a Solicitation of Interest Document

None.

OFFERING CIRCULAR

ASSOCIATED GROCERS OF MAINE, INC.

(Exact name of Company as set forth in Articles of Incorporation)

Type of securities offered:	Variable Rate Subordinated Debt Securities (Excess), paying interest at a rate equal to the average of six (6) month Treasury Securities as reported in the *Wall Street Journal*, plus 3.5%
Maximum number of securities offered:	$5,000,000 in the aggregate (including an offer of rescission to holders of securities with an aggregate value of $1,231,823)
Minimum number of securities offered:	None
Price per security:	None. Securities are open-ended deposit instruments.

Total proceeds: If maximum sold: $3,768,177 If minimum sold: $0

(For use of proceeds and offering expenses, see Question Nos. 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? _____%.
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [X] Yes [ ] No (See Question No. 25)

Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)

This offering shall end no later than June 30, 2006; provided, however, that the rescission offer forming a part of this offering will be conducted only during a 30 day period beginning on the date that this Offering Circular is qualified.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

NOTICE TO NEW HAMPSHIRE RESIDENTS:

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE INVESTOR, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[X] Has shown a profit in the last fiscal year.
[ ] Other (Specify):______________________
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Maine	2-1254	September 10, 2003
New Hampshire	(does not assign file numbers)	September 23, 2003
Vermont	51298-23	August 18, 2003
Massachusetts	03037573	September 15, 2003

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 195 pages.

THE COMPANY

1. Exact corporate name: Associated Grocers of Maine, Inc.

State and date of incorporation: Maine, March 10, 1953

Street address of principal office: 1000 Brunswick Avenue, Gardiner, Maine 04345

Company Telephone Number: (207) 582-6500

Fiscal year: Ends on the last Friday of March

Person(s) to contact at Company with respect to offering: Michael E. Westort, President, Chief Executive Officer

Telephone Number (if different from above): (__)____________

RISK FACTORS

2. *List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).*

(1) Nontransferable Securities. The securities offered hereby (the "Securities") are not certificated and are not transferable from one holder to another. See "Description of Securities".

(2) Subordination. The Securities will generally be subordinated in right of payment to other indebtedness of the Company, including without limitation bank loans, whether now existing or arising in the future. As of March 26, 2004, the Company had outstanding approximately $5.1 million of obligations which ranked senior to the Securities. Under the current financing, for so long as the Company is not in compliance with the terms of any senior indebtedness, the Company generally will not be entitled to make interest or principal payments to the holders of the Securities. In the event of the bankruptcy or insolvency of the Company, holders of senior indebtedness would generally be entitled to full payment before any payments may be made to holders of the Securities, and holders of the Securities may therefore receive only partial payment or no payment of amounts due on such Securities. If the Company's bank refuses to allow the Company to make payments on the Securities, or if the Company becomes bankrupt or insolvent, the Securities, despite their terms, would not be payable on demand and would not be applied for the purchase of additional goods from the Company. Management is considering seeking an additional $5,000,000 in bank debt to finance expansion of the Company's warehouse in Gardiner, Maine. There can be no assurances that the terms and covenants of any new credit agreement will be as favorable as current financing, and such an increase in senior indebtedness (from approximately $5.1 million to approximately $10.1 million)

will increase the risk that the Company will not be permitted to pay interest or principal on the Securities.

(3) Possible Integration of Offering. The Securities are being issued in reliance upon an exemption from the registration requirement imposed by § 5 of the Securities Act of 1933 (the "'33 Act") pursuant to 17 C.F.R. §§ 230.251 *et seq.* ("Regulation A"). Regulation A requires that the sum of all consideration to be received for the securities offered thereunder not exceed $5 million in the aggregate, minus any previous sales in any offering that is integrated with the current offering. Offerings which occur within six months of the start of a particular offering under Regulation A are more likely to be integrated with that Regulation A offering. If the offering of the Securities were to be integrated with a previous offering made in reliance on Regulation A by the Company, this could lead to the Regulation A exemption being unavailable and purchasers of the Securities pursuant to this offering having a right to rescind such purchase upon demand. On September 16, 2003, the Company made its last sale under a previous offering in reliance on Regulation A; as of the same date, all persons who were eligible to purchase such securities were informed by the Company that no further securities sales would be made. The Company assumed that the previous offering terminated on that date. Other than having the Form 1/A for such previous offering continue to be qualified and on file at the Securities and Exchange Commission ("SEC") until March 24, 2004, the Company has taken no actions which could be construed as an offer to sell, or a solicitation of an offer to buy, securities as defined under the '33 Act since September 16, 2003. However, an argument could be made that (i) the previous offering in reliance on Regulation A continued until March 24, 2004, and (ii) that the previous offering should be integrated with the current offering.

However, because the Securities are subject to repayment by the Company upon demand by the holder thereof, the Company does not believe that the risk of integration and its consequences pose any significant incremental risk to the Company.

(4) Variable Interest Rate. The Securities bear interest at a rate equal to the average rate of six (6) month Treasury Bill Securities as reported in the *Wall Street Journal* (in the "Money Rates" section) on April 1st and October 1st of each year, or the next business day following those dates, plus 3.50%. See "Description of Securities".

(5) Substantial Leverage; Ability to Service Indebtedness. The Company had total indebtedness of $16,837,277 as of March 26, 2004, and $17,114,841 as of March 28, 2003, and stockholders equity of $2,768,863 as of March 26, 2004 and $2,680,895 as of March 28, 2003. The Company is considering an expansion of its Gardiner, Maine warehouse facility in the Fall of 2004, which management anticipates will be funded by an additional bank credit of approximately $5,000,000. The Company may also incur additional indebtedness in the future, pursuant to the Securities being offered hereby or otherwise, subject in all cases to limitations imposed by its bank indebtedness. The Company's ability to make scheduled principal payments of, to pay interest on or to refinance its indebtedness (including the Securities), depend on its future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive and other factors beyond its control. The Company's historical financial results have been, and its future financial results are anticipated to be, subject to substantial fluctuations. There can be no assurance that sufficient funds will be

available to enable the Company to service its indebtedness, including that arising under the Securities, to make necessary capital expenditures, to have sufficient availability of working capital, or to comply with the terms of its current or future senior indebtedness. The degree to which the Company is or may become leveraged could have important consequences to the holders of the Securities, including, but not limited to, the following:

(i) The Company's ability to obtain additional financing in the future could be limited;

(ii) Substantially all of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates;

(iii) The Company may be more vulnerable to downturns in its business or in the general economy and may be restricted from exploiting business opportunities; and

(iv) The Company's existing bank indebtedness contains financial and restrictive covenants that limit the ability of the Company to, among other things, borrow additional funds, dispose of assets, or repay subordinated debt. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. See "Description of Securities" and "Management's Discussion and Analysis of Certain Relevant Factors".

(6) Competition. The wholesale grocery supply industry is highly competitive. Competition is based on price, quality and customer service. Although the Company believes it has a strong market presence in its chosen markets and in the geographical regions in which it operates, and that it provides goods at competitive prices together with more extensive "value added" services than most of its competitors, competitive pressures may increase as competitors attempt to gain more market share by lowering prices and/or enhancing levels of customer service. Competition in the markets served by the Company (and those it intends to enter) comes from companies of various sizes, some of which are larger and have substantially greater financial and other resources than the Company and may therefore be better situated to withstand adverse economic or market conditions than can the Company. In addition, the Company's customers face rigorous competition from larger, better financed grocery chains and convenience stores. Larger competitors can better withstand adverse economic or market conditions than can many of the Company's customers, and may have additional competitive advantages attributable to greater buying power and the ability to offer broader ranges of products. In addition, such competitors may be geographically more diversified than the Company's customers and can therefore better withstand adverse regional or local economic conditions. Negative effects on the Company's customers from competition in the retail grocery market would adversely affect the Company's financial condition and operating results, and such effects could be material. See "Business and Properties".

(7) Key Customers. The Company has several large customers, many of whom are subject to cyclicality in their businesses and have in the past varied, and may in the future vary, their levels of business with the Company significantly from period to period. The loss or business failure of one or more of such customers, or a weak or declining market in

which such customers reduce orders or become unable to pay amounts due to the Company, could have a material adverse effect on the Company.

(8) Dependence on Sources of Supply; Dependence on Central Warehousing Facility. The Company's operations depend upon obtaining on a timely basis adequate supplies of quality goods with which it supplies its own customers in turn, and upon the continuous use of its central warehousing facility in Gardiner, Maine. From time to time, suppliers may extend delivery times, limit supply to the Company or increase prices due to capacity constraints or other factors. Any interruption in the Company's ability to use the Gardiner facility, as could occur in connection with an expansion of that facility, as is currently under consideration, could adversely affect the Company's results of operations; the Company currently believes that this is unlikely to occur. Results of operations could also be adversely affected if the Company were unable to obtain adequate supplies of quality goods in a timely manner or if there were significant increases in the costs of its goods, although historically the Company has been able to pass along such costs to its customers and believes that it is unlikely that the Company would uniquely experience such cost increases.

(9) Regional Economic Conditions. The Company's business is generated entirely from customers located and doing business in the Northern New England states. The regional economy may experience significant economic downturns in which the Company may show stagnation or decline in revenues, as occurred in the late 1980s and early 1990s. Accordingly, the Company's financial condition, particularly in light of its leveraged condition, could be adversely affected by a worsening in the regional economy.

(10) Possible Environmental Liabilities and Compliance Costs. The Company learned in 1997 that soil and groundwater petroleum contamination occurred at property owned by its wholly-owned subsidiary, A. G. Development Corp., in Corinth, Maine, due to leakage of underground storage tanks prior to their removal in 1986. The property was sold to a third party unrelated to the Company in May 1999, but the Company and A. G. Development Corp. remain legally responsible for the costs of remediation of the site and for any fines or third party claims raised in connection therewith. The Company established its eligibility to receive indemnification from the state of Maine for costs associated with this clean-up and third party claims, up to a maximum of $1 million; of this indemnification, approximately $550,000 remains available. On April 12, 2004, the Company received a letter from the Maine Department of Environmental Protection stating that the site had been satisfactorily cleaned up, and that no further remediation would be required "at this time". Although the Company currently believes that no fines will be assessed and that it is eligible for indemnification sufficient to cover any additional costs for remediation and third party claims, there can be no assurance that fines will not be imposed on the Company, or that the Company will not be required to make unindemnified payments for additional environmental remediation or third party claims. See "Litigation" below for more information.

(11) Outcome of Rescission Offer. The Company is offering to all current holders of the Company's Class A shares, Class B shares and Variable Rate Subordinated Debt Securities (Excess) purchased in the period between March 28, 2003 and September 16, 2003 a rescission right, entitling them to elect, during the period ending thirty (30) days after the qualification of this Offering Statement, to rescind any such purchases. The

maximum liability of the Company to shareholders pursuant to this rescission offer is $1,213,823, plus interest. Management does not anticipate that any substantial rescissions will be effected, due to the Company's present financial condition and the fact that the securities covered by this offer are already subject to payment on demand by their terms. However, there can be no assurance that a substantial amount of these Securities will not be tendered for repurchase under the rescission offer. A high level of tender by securities holders could cause the Company to experience liquidity shortfalls, the consequences of which would be material and adverse to the Company and purchasers of the Securities.

Furthermore, although some states explicitly provide that a rescission offer to securities purchasers who may possess claims against the issuer will prevent such purchasers from filing a claim under state securities laws, the effect of a rescission offer on liability to a shareholder under the Securities Act of 1933 and other Federal law is uncertain. As such, there can be no assurance that the recipient of a rescission offer might not later be able to pursue action against the Company for violation of Federal securities laws.

(12) Seasonality. The wholesale grocery supply business is highly seasonal and, in Maine, is dependent in part on tourism. The Company realizes, on average, approximately 36% of its annual revenues during the period from Memorial Day through Labor Day. The Company typically experiences operating losses for the period from November through March. There can be no assurance that the Company will be able to finance its capital requirements from external or internal sources during this period. The substantial degree of seasonality of the Company's revenues increases the impact of adverse events on operating results, including events negatively impacting tourism in the State of Maine.

(13) Risks Associated with Growth. The Company presently intends to expand its activities in the States of New Hampshire, Massachusetts and Vermont. See "Business and Properties." Such growth could place a significant strain on the Company's management, employees and operations. Such growth is likely to increase the operating complexity of the Company and the level of responsibility for new and existing management. Unexpected difficulties during expansion, the failure to attract and retain qualified employees, or the Company's inability to respond effectively to recent growth, could have a material adverse effect on the Company. The Company needs to undertake physical expansions and capital improvements in order to effectuate its expansion plans, particularly with regard to the warehousing and distribution of perishable goods. The Company currently is considering whether to embark on a 43,000+ square foot perishable goods addition to its warehouse in Gardiner, Maine, in the Fall of 2004.

(14) Dependence on Key Personnel. The Company's success depends in part upon the continuity of the Company's management team, taken as a whole, and the continued contributions of key management, sales and marketing personnel, certain of whom would be difficult to replace. The loss of the services of certain of these executives could have an adverse effect on the Company. There can be no assurance that the services of such personnel will continue to be available.

(15) Use of Proceeds for Working Capital; Management Discretion. The proceeds of the offering are intended to be used for the Company's working capital needs. This broad category confers upon management of the Company substantial discretion with respect to the specific applications of such funds, as to which investors in the Securities will have very limited influence.

(16) Two Year Offering. The offering of Securities described in this Offering Circular will be made over a period ending no later than June 30, 2006. Although the Company intends to amend this Offering Circular to reflect material developments if, as and when they occur, the Company's business, financial condition and operating results will be subject to change during such period.

(17) Absence of Minimum Offering Amount. Because the offering is not subject to or conditioned upon any minimum level of proceeds, there can be no assurance as to the adequacy of the proceeds of the offering to address the needs identified in Question No. 9, "Use of Proceeds." In 2004, the Company had negative cashflow from the sales of Excess in the amount of $810,368 due to the cessation of sales pending the effectiveness of this Offering Circular, unlike the positive funding of $417,325 from the sales of Excess in 2003. Historically, the Company has relied on a net positive funding from sales of Excess, and without these funds, the Company would have to look to other sources, such as bank lending, for funds to repay its debt and support operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. *With respect to the business of the Company and its properties:*

(a) *Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.*

Associated Grocers of Maine, Inc. ("AG" or the "Company") is principally engaged in the business of purchasing, warehousing, selling and delivering to its member-stockholders and certain other customers all groceries and other products generally sold by retail grocers. AG has been in continuous operation since 1953. Its membership and customer base is comprised entirely of independent retail grocers—those not part of a supermarket chain (such as Shaw's or Hannaford's). Presently, the vast majority of AG's customers are located in the State of Maine. In recent years, AG has begun to establish relationships with customers located in New Hampshire, Vermont and Massachusetts, and management presently intends to expand the Company's activities in those states.

The Company purchases, warehouses, sells and delivers to its member-shareholders, on a cooperative basis, a wide array of products sold by retail grocers, from national and regional brands (such as Proctor &

Gamble, Nabisco, Hormel, Kraft, General Mills, Jordan and Oakhurst) as well as private label products sold under the Shurfine label, including meats, deli products, seafood, bakery items, produce, frozen foods, dairy products, canned goods and dry groceries. AG's regular product offerings are comprised of over 16,000 SKUs (stock keeping units, or individual products), and it also executes special orders on request. These products are delivered to and warehoused at AG's 220,000 square foot facility located in Gardiner, Maine, and from there are delivered by AG to its customers' store locations. The Company's pricing of its products generally reflects its cost of goods, plus its gross margin and a warehouse/delivery charge. Billing terms are generally net 7 days after delivery. Payments are ordinarily collected by AG's drivers upon the delivery of the customer's next order, although some multi-store accounts with centralized accounting mail in their payments following delivery.

AG also provides several value-added services to its member-shareholders / customers that complement its product offerings. AG personnel regularly visit customers' stores and provide analyses of customers' operations and offer suggestions for revenue enhancement and cost controls, including merchandising and promotional assistance. AG also offers assistance in design and expansion planning for customers. The Company administers for customers' benefit numerous marketing programs, including pass-through special pricings, deals and promotions, and manufacturers' advertising rebate programs. AG also offers its customers assistance in preparing, targeting, distributing and implementing newspaper, direct mail and other advertising. The Company also assists its member-shareholders in setting up automated systems, including point of sale and direct store delivery systems, to enable more timely and accurate internal data gathering and product ordering. AG offers assistance to its member-shareholders in implementing accounting and bookkeeping systems, generating financial statements and other reports, and obtaining financing for store improvements and expansions. AG charges on an hourly and cost-plus basis for certain of such services, including advertising and accounting. Revenues from advertising services, for example, totaled approximately $811,000 in the fiscal year ended March 26, 2004, or approximately 0.6% of total revenues for such period. The Company also performs market research and analysis to identify locations where existing or potential member-shareholders might establish retail locations, with or without assistance from A.G. Development Corp.

Through AG's wholly-owned subsidiary, Allied Insurance Agency of Maine, Inc., member-shareholders (and others) can obtain business and personal insurance coverages, including property insurance, liability insurance, automobile insurance, bonding for commercial businesses, workers' compensation insurance, life insurance and health insurance. AG's wholly-owned subsidiary, A.G. Development Corp., leases retail locations and store equipment and sub-leases those locations and equipment to qualified independent store operators who become AG member-shareholders; at the current time, no such sub-leases are outstanding.

(b) *Describe <u>how</u> these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.*

The Company acquires the products it resells to its member-shareholders from over 2,500 manufacturers, vendors and brokers. These products are shipped to the Company's warehouse. In most cases, discounts ranging from 2 - 2 3/4% of invoice are available for prompt payment; the Company has historically obtained such discounts, and intends to continue to do so. Management believes that, due to the diversity of its supplier base and the availability of alternative sources of supply, none of these individual arrangements is of such substantial importance to the Company that the loss thereof would materially and adversely affect the Company's operations.

The Company warehouses goods received from its vendors at its 220,000 square foot facility located in Gardiner, Maine, which AG owns and operates. Management is currently considering a 43,000 square foot expansion of the perishable goods portion of the facility in light of increased demand in the dairy, frozen, bakery, meat, deli and produce departments, resulting from higher sales volumes and a change in retail product mix. Bids have been received indicating a projected cost for such expansion of approximately $5 million. Other than the need to expand the perishable goods portion of the warehouse, management believes that this facility will otherwise be sufficient to accommodate additional volume that may result from AG's expansion activities for the foreseeable future. Construction of this facility is presently being considered for the Fall of 2004, and management expects that any such expansion would be financed entirely through bank lending. AG delivers products to its member-shareholders by means of its 22 truck fleet and approximately 81 employees involved in warehousing and shipping operations. The value-added services provided by the Company to its member-shareholders (see the third and fourth paragraphs of the response to Question No. 3(a) for more information) are provided both on-site at the customers' premises and from the Company's own offices by approximately 91 of its employees.

(c) *Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.*

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes that it can effectively compete with these and other companies in its area of competition.

The Company competes in the wholesale market for sales of groceries and other goods and related services to retail grocers. The Company presently provides its goods and services principally to its member-shareholders located in Maine, and also provides goods and services to a smaller number of member-shareholders in New Hampshire, Massachusetts and Vermont. The Company intends, over the next 12 months, to continue recruiting new member-shareholders and expanding its activities in New Hampshire, Massachusetts and Vermont. The trend in the retail grocery industry has been toward consolidation and expansion by large supermarket chains, which generate their own sources of supply of goods and services. The chains have grown or expanded by acquiring independent retail grocers, or by driving independent grocers out of business through competition. Retail grocers have also faced increased competition from other store formats, such as mass merchandisers and discount drug store chains, which, like the supermarket chains, have their own sources of supply. This competition, while directly affecting retail grocers, also indirectly (but significantly) affects the wholesalers, such as AG, that supply them.

The number of wholesalers competing with the Company has declined over the last 15 years, due to consolidations and decisions by wholesalers to exit the marketplace.

Competition for the Company's customer and membership base (independent retail grocers) is based upon a combination of member discounts, product quality, product variety and value-added services (see Question No. 3(a)) provided to customers. Management believes that the Company's prices are, in most cases, equal to those of its competitors, but that in some instances Company prices are higher or lower than competitors. Pricing variations are most often attributable to, and reflect, product quality variations, which in turn reflect strategic choices made by the wholesaler as to its present and prospective customers' relative preferences with respect to these criteria. AG does not believe that there are significant differences between the products and services it offers and those offered by its competitors.

The Company's principal competitors are Hannaford Bros. (the owner of the Shop & Save supermarket chain, which is headquartered in southern Maine), Pine State Trading (an Augusta, Maine-based convenience store supplier and beer distributor), Associated Grocers of New England (a cooperative similar to AG based in Manchester, New Hampshire) and C&S Wholesaler (a large wholesaler based in Vermont, servicing primarily chain-store accounts). Currently, management believes that C&S has a strong competitive presence in all four of these states; Hannaford Bros. and Pine State are strong competitors in all but Massachusetts; while Associated Grocers of New England plays a significant role only in New Hampshire. Some of these competitors are substantially larger than AG. Larger size enables these competitors to buy products in larger quantities and obtain better pricing on some (but not all) products than is extended to AG and other smaller wholesalers. However, management believes, based in part on comparisons of competitors' invoice prices to retailers, that the larger operators are, in many cases, less cost-efficient than AG, thereby narrowing or eliminating this initial pricing advantage. Management expects that the proposed expansion of the Gardiner, Maine warehouse to handle greater quantities of perishable goods more efficiently would improve the Company's ability to compete by reducing its cost of operations and allowing AG to offer an even larger variety and quantity of perishable goods to its current and future member-shareholders. Management also believes that AG can effectively compete in Maine due to AG's favorable reputation among customers for delivering more, higher-quality value-added services to its member-shareholders than do its principal competitors.

AG also offers advertising assistance, which management believes is attractive to independent retailers across a wide spectrum of sizes and strategies. AG has dedicated staff who work with retailers to design, produce and implement a variety of advertising campaigns and promotions. These campaigns are primarily centered on print advertising, including newspaper advertising, custom designed menus, weekly circulars, "bag stuffers" and other written materials.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

AG intends to employ a variety of methods in expanding its membership and presence in New Hampshire, Vermont and Massachusetts, including extensive personal contact by sales representatives with prospective members, emphasizing the Company's price competitiveness, high-quality, diverse product offerings and value-added services. In addition, the Company intends to advertise through industry publications and to promote itself at industry trade shows in each of the states in which the Company is active. AG intends to continue to pursue these efforts in Maine as well, in order to maintain and expand its membership in that market. The Company's marketing strategies have been developed on the basis of management's past experience working in this industry; no specific market studies have been performed.

Based on recent changes in the New England market, management believes that the Company can make substantial further inroads into the northern Massachusetts independent retailer market. SuperValu, formerly a major supplier in Massachusetts, has left the New England market altogether as part of an asset swap with C&S Grocers. This transaction enabled C&S to provide service to SuperValu's previous customers in New England. C&S has since closed three of the warehouses formerly used by SuperValu and has consolidated this business in existing C&S facilities. Much of the SuperValu business acquired by C&S differs from the C&S business model in that it relies on deliveries which are less than full truck and requires more frequent deliveries to customers. Many stores are now being serviced from more distant C&S warehouses, which could cause delivery problems. Management believes that the departure of SuperValu from the New England market and the difficulties that management believes C&S will have in serving the customers formerly served by SuperValu create a significant strategic opportunity for the Company, particularly in connection with expansion into new geographic areas. In Massachusetts, the Company intends to offer products and services virtually identical to those currently being offered in Maine, Vermont and New Hampshire. Management believes that, geographically, further expansion by AG into northern Massachusetts (particularly the areas bordering New Hampshire and Vermont) complements its existing operations. AG intends to focus its efforts in northern Massachusetts on those retailers who would utilize AG's customer services and to whom product deliveries would be most logistically feasible.

The Company has no single customer that accounts for 6% or more of its annual sales.

(e) *State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.*

As of: March 26, 2004 (a recent date—fiscal year end)	$2,515,615
As of: March 28, 2003 (one year earlier)	$2,540,861

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Because the economies of the States of Maine, New Hampshire and Vermont rely heavily on tourism, the Company's operations (as well as those of many of its customers) are seasonal in nature. The peak tourism in these states is generally from Memorial Day weekend through Labor Day weekend, during which period AG's volume of sales increases as much as 15% over average weekly figures.

As of March 26, 2004, the Company's average weekly sales per store are approximately $7,623 versus an average of $7,284 in the prior year. This increase was largely the result of lower prices for beef, pork, and dairy products, with the total quantities of products delivered to existing accounts remaining approximately the same.

Due to the geographical concentration of the Company's business, its sales reflect to a substantial degree general and local economic conditions affecting northern New England, and are, in that respect, cyclical.

(f) *State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.*

The Company currently has 184 full-time and part-time employees, and does not anticipate any significant change in that number within the next 12 months. The Company's employees break down along functional lines as follows:

Management	11
Clerical	35
Administrative	45
Operations	55
Drivers	26

Warehouse operations and driver personnel are members of the International Brotherhood of Teamsters. The Company and the unionized employees negotiated a contract that expires on August 31, 2006.

The only significant supplemental benefit program which the Company makes available to its employees is a profit sharing bonus program extended to management, whereby the management team may be entitled to receive a bonus equal to 10% of their base salary based on individual and Company performance in that year. The Company has made six distributions under this program: with respect to fiscal year 1996-97, an aggregate amount of

$52,661, with respect to fiscal year 1997-98, an aggregate amount of $77,131, and with respect to fiscal year 1998-99, an aggregate amount of $92,126, with respect to fiscal year 1999-2000, no distribution was made, with respect to fiscal year 2000-2001, an aggregate amount of $41,376 was paid, with respect to fiscal year 2001-2002, an aggregate amount of $54,000 was distributed, and with respect to fiscal year 2002-2003, an aggregate amount of $35,950 was distributed, and with respect to fiscal year 2003-2004, an aggregate amount of $51,838 was distributed.

(g) *Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.*

The Company's wholly-owned subsidiary, A.G. Development Corp., owns a 122.6-acre commercial/industrial park facility in Gardiner, Maine. The park is mortgaged to secure indebtedness of the Company under an Urban Development Action Grant obligation provided through the City of Gardiner, Maine, which obligation had an aggregate outstanding balance of $569,302 as of March 26, 2004. The book value of the land and improvements at the park (excluding AG's premises) as of March 26, 2004 was approximately $75,000, with a market value, in management's opinion, of approximately $75,000. AG itself owns its facility, which is located within the A. G. Development Corp. commercial/industrial park, and which is comprised of the Company's executive offices, as well as its 220,000 square foot warehousing and shipping facilities. The facility includes modern frozen and refrigerated goods storage equipment and automated product handling equipment, and is in good repair. Management believes, however, that the efficiency of the Company's operations, and the quality and diversity of product that it can offer to its customers, would be improved by an expansion of this facility's ability to handle perishable goods. This expansion, which would add an additional 43,000 square feet to the warehouse, is currently being considered by management of the Company for the Fall of 2004. Such an expansion would not affect the ability of the Company to continue its normal operations, but would require the Company to incur approximately $5,000,000 in additional bank debt. The expansion would allow the Company to better respond to increased demand in the market for greater quantities and greater variety of product in the dairy, frozen, bakery, meat, deli and produce departments. Management believes that the property is sufficient to accommodate the additional volume of non-perishable goods that may result from the Company's activities in the foreseeable future. This property has been mortgaged to secure the Company's bank indebtedness. See "Capitalization". Management believes that the current fair market value of this facility is approximately $10 million, based in part on an appraisal of the property performed in 1998 in connection with the Master Loan and Security Agreement by and between the Company and Fleet National Bank, dated May 12, 1998. The facility was originally constructed for a total cost (including subsequent improvements) of approximately $5,800,000.

As part of the Company's retail development strategy, A. G. Development Corp. may purchase or enter into leases of retail grocery sites with a view to subleasing them to qualified retailers who would then become member-shareholders and purchase their inventory from the Company. A.G. Development Corp. is not presently party to any such agreement, but the Company has provided a guarantee for the payment of $5,000 per month in lease payments by sub-tenant in a similar arrangement for a retail property located in Skowhegan, Maine, until the year 2006.

In addition, the Company has leased, from a variety of sources, computers and other office equipment, as well as vehicles and forklifts, for use in its operations. The future minimum rental payments occurring under these leases total approximately $2,662,000 as of March 26 2004; management believes that the total of future minimum rental payments has not materially changed as of the date hereof. Although the company may lease additional tractor trailers to replace similar items that are no longer useable, management does not anticipate the need for substantial new lease obligations in the near future.

(h) *Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.*

There are no significant items of intellectual property in the Company's business, nor is it a party to any significant license agreements. The Company does not expend any of its funds on research and development activities, as the success of its business does not depend on such efforts.

(i) *If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.*

The Company is subject to customary health inspections by the United States Department of Agriculture with respect to its handling and storage practices for certain products. Although it, like other businesses, is also subject to occupational safety, environmental, land use and other regulation, management does not believe that compliance with such regulations involves material expense or substantial burdens on the Company's operations, other than as set forth in paragraph (10) under "Risk Factors". The principal regulatory agencies to which the Company is responsible are as follows: The Maine Department of Environmental Protection, the Maine Department of Labor, the Maine Liquor Commission, the Maine Transportation Department, the U.S. Occupational Safety and Health Administration, the U.S. Department of Labor, the U.S. Department of Agriculture and U.S Department of Justice--Federal Drug and Enforcement Agency.

The Company's subsidiary, Allied Insurance Agency, is subject to supervision by the Maine Bureau of Insurance. The insurance products sold by Allied Insurance Agency are described in the response to Question No. 3(a).

Neither the Company nor any of its subsidiaries has, to management's knowledge, committed any material regulatory violations.

(j) *State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.*

1. Allied Insurance Agency of Maine, Inc., 100% of stock owned by AG. Engaged in the insurance agency business, principally providing commercial and personal coverages to AG's customers, their employees and the general public. This entity was formed in 1973, and accounted for less than 2% of AG's consolidated revenues for fiscal 2003-04. This corporation has never been found to be in violation of Maine insurance regulations.

2. A.G. Development Corp., 100% of stock owned by the Company. Engaged in leasing and subleasing real property and machinery and equipment to the Company and its customers. This entity was formed in 1973, and there was no activity in fiscal 2003-04.

The financial condition and operating results of Allied and A. G. Development Corp. are included in the Company's consolidated Financial Statements attached hereto. The Company also owns, as of March 26, 2004, 2,942 shares of class C stock in Associated Wholesalers, Inc. ("AWI"), a Pennsylvania-based grocery and health and beauty care distribution cooperative, and 194,613 shares of nonvoting common stock and 1 share of voting stock in Western Family Holding Company ("Western Family"), the parent organization of Western Family Foods, Inc., a grocery distribution cooperative based in Oregon. These both represent minority interests in such entities. AWI and Western Family are cooperatives that require stock ownership as a precondition to the purchase of goods from them. The AWI stock and the Western Family stock were acquired for $80,956 and $194,713, respectively. AG used to purchase its health and beauty care products on a cross dock/central billing basis from AWI. AG buys its private label (Shurfine) products from Western Family.

(k) *Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).*

The Company has not experienced any such events in the past five years, and no such events or transactions are presently pending or anticipated.

4. (a) *If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.*

Not applicable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)*

Total $183,853.

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

Not applicable – Securities are debt instruments.

7. (a) *What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.*

$2,435,535 as of March 26, 2004 (net of deferred taxes ($324,700) and deferred financing ($8,628)).

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Not applicable.

(b) *State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)*

During the one year period preceding the date of this Offering Circular, the Company issued $1,169,107 in principal amount (gross) of its Variable Rate Subordinated Notes (Excess) to approximately 175 purchasers, all of whom were customers and shareholders of the Company. No such instruments were sold during the period between September 16, 2003 and the date hereof. During the same period, the Company sold 8 Class A shares to 8 customers of the Company, for total consideration in the amount of $20,216, and 17 Class B shares to 16 customers of the Company, for total consideration in the amount of $42,500. All sales were for cash.

For all sales occurring after September 16, 2003, the Company has revised the terms of the Class A and Class B shares such that they will no longer be considered securities within the definition of the '33 Act, by eliminating the rights of the holders of such shares to receive dividends, whether ordinary or otherwise. (This change affects all holders of Class A and Class B shares, whether purchased before or after September 16, 2003.) Although the Class A and Class B shares are labeled as "stock", they actually represent membership interests in the Company, and purchase thereof is generally required before a retailer may purchase from the Company. Purchasers of the Class A and Class B shares do not purchase the shares to realize a financial return on their investment therein, but to gain the commercial advantages of being able to purchase from the Company. Payment of ordinary dividends is inconsistent with this purpose, and, for '33 Act purposes, increases the likelihood that the Class A shares and Class B shares are securities. As a result, the bylaws of the Company have been amended to eliminate the dividend rights of the holders of Class A and Class B shares.

As described elsewhere in this Offering Circular, the Company will be offering rescission to all purchasers of the above instruments during the period between March 28, 2003 and September 16, 2003. The total value of all such instruments subject to such rescission offer is $1,231,823. Of such rescission instruments, $337,344 in original purchase price are held by seven (7) directors of the Company (or persons owned, affiliated or operated by such three directors), and none are held by its executive officers; the Company does not expect that any such directors or affiliated persons will seek rescission in connection with any such rescission instruments.

8. (a) *What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)*

Not applicable – Securities are debt instruments.

(b) *What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)*

If maximum is sold: Not applicable – Securities are debt instruments.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:* Not applicable.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: Not applicable.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Maximum Sold	
	Amount	%
Total Proceeds	$3,768,177(1)	100%
Less: Offering Expenses		
Commissions and Finders Fees	$0	
Legal & Accounting	$10,000	
Copying & Advertising	$1,000	
Other (Specify): ________	$0	
Net Proceeds from Offering	$3,757,177	
Use of Net Proceeds		
Working capital	$3,757,177(2)	100%
Total Use of Net Proceeds	$3,757,177	100%

---

(1) Total maximum cash proceeds to the Company in light of (i) prior sales and (ii) the rescission offer. As described more fully elsewhere in this Offering Circular, during the 30-day period commencing on the date of this Offering Circular, the Company is offering rescission to those persons who purchased securities of the Company in the period between March 28, 2003 and March 26, 2004 for a total of up to $1,231,823. As discussed in Section 2(11) above, the Company does not anticipate that any significant amount of such securities will be tendered for repurchase, because all such securities are demand instruments, and the rescission offer will not materially affect the economic rights of the holders thereof. However, in the event that any such securities are tendered for repurchase, the Company intends to utilize its existing cash together with, to the extent necessary, proceeds of this offering to fund such repurchases.

(2) None of the proceeds of the offering will be paid to officers or directors of the Company or their affiliates or associates. Officers and directors of the Company will be extended rescission offers for Securities in the aggregate amount of $337,344, as discussed in Section 7(b) above.

(b) *If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.*

In the event and to the extent that any of the rescission offerees exercise their rights (see note (1) to table in Question No. 9(a)), because any such transactions would occur within the 30-day period beginning on the date of this Offering Circular, the Company would first apply cash and available borrowings under its line of credit to effectuate such rescissions, and, to the extent necessary, proceeds of the offering. However, as discussed above and in Section 2(10) hereof, management does not anticipate that a substantial number of rescissions will occur. If that proves to be the case, management intends to apply the proceeds of the offering to the following uses, in the following order of priority:

1. Purchasing inventory for resale;

2. Repayment of line of credit and other indebtedness;

3. Funding of operating expenses (e.g., payroll, benefits, utilities, taxes);

4. Acquisition of machinery and equipment in the ordinary course of business.

Such uses may be subject to change, due to unanticipated fluctuations in the Company's operating revenues or expenses. Because (i) the Company funds its needs from four sources—operating revenues, borrowings under its line of credit, required capital deposits and share purchases by member-shareholders, and proceeds from sales of Securities—and the proceeds of such efforts are essentially fungible, and (ii) the offering is being conducted for a period ending no later than June 30, 2006, and therefore the timing of receipt by the Company of proceeds pursuant to the offering is uncertain, it is difficult to earmark with precision the ultimate application of these proceeds. However, the Company received negative proceeds of $1,285,000 in 2004 and positive proceeds of $575,000 in 2003 from sales of Excess, Class A and Class B Shares, and factor capital deposits (net of redemptions), while paying out annual interest on its Excess and factor capital deposits of $345,000 and $415,000, respectively; thus, to that extent, it has historically been dependent upon such proceeds for the funding of its operations. See Question No. 2(17). A portion of the proceeds of the offering might be used to fund the interest payments on securities sold in this offering; again, as the funds of the Company are essentially fungible, it is difficult to quantify such amount. However, if the full amount of the Excess had been outstanding in Fiscal 2004, the Company would have paid an additional $169,568 in interest thereupon, which figure is a fair approximation (assuming no substantial changes to the interest rate payable) of the maximum amount of interest that might be paid, per annum, from the proceeds of this offering.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Historically, the Company's working capital requirements have been fulfilled through funds generated from the Company's operations (sales revenues) and borrowings under the Company's $6,000,000 revolving line of credit and a $2,000,000 revolving term loan with Fleet Bank (see Question Nos. 17(a)(7) and 19)), augmented by proceeds from sales of its securities and required capital deposits to its member-shareholders. During the fiscal years ended in March 2003, March 2002, March 2001, March 2000 and March 1999, respectively, the Company received proceeds from such sales of Securities and required capital deposits/member share purchases, net of redemptions and principal repayments, totaling $575,000, $598,000, $65,000, $1,357,000, and $300,088, respectively. In contrast, during fiscal year 2004, the Company had negative proceeds of $810,368 from sales and redemptions of Excess, and $474,339 from sales and redemptions of required capital deposits and member share purchases, due primarily to the necessity of suspending the sale of Class A shares, Class B shares and Excess and the acceptance of capital deposits, to comply with federal securities laws. In the absence of member resignations (with the concomitant redemption of the required capital deposits and Excess) and principal repayments of Securities substantially in excess of historical levels, or unforeseen events negatively affecting the Company's ability to borrow under its line of credit, management believes that such sources will be adequate for the Company's working capital needs. During the fiscal year ended March 26, 2004, the Company had cash provided by operations of $424,388, had cash used from investing activities of $573,767, increased indebtedness by $1,495,522 and had $1,284,737 in negative proceeds from net sales of Securities and required capital deposits/member share purchases, and paid dividends (prior to the termination of dividend rights on Class A and Class B shares) of $48,223. This resulted in increasing cash by $13,183. During the preceding fiscal year, higher percentages of working capital were provided by net proceeds from sales of Securities and required capital deposits/member share purchases.

(b) *If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of the proceeds of such indebtedness.*

As reflected in Question No. 9(b), the Company may apply a portion of the proceeds from the offering to discharge indebtedness. It is anticipated that such repayments would involve principally:

(1) repayments of Securities upon demand by the holders due to the holders' seasonal cash needs, which have historically totaled $1.1-2.0 million per year. (See Question No. 17 for discussion of interest rates and other terms of the Securities);

(2) repayments of amounts outstanding under the Company's line of credit with Fleet Bank, which bear interest at Fleet Bank's prime lending rate or a LIBOR-based rate (at the Company's option), as such rates may vary from time to time, and are subject to the terms of the Master Loan and Security Agreement (the "Loan Agreement"), dated as of May 12, 1998, as amended by the First Amendment to Master Loan and Security Agreement dated October 26, 2000, and the Second Amendment to Master Loan and Security Agreement dated October 24, 2002, between the Company and Fleet National Bank, which is summarized below.

Under the Loan Agreement, the Company may borrow an amount equal to 85% of its qualifying accounts receivable plus 55% of its qualifying inventory, subject to a maximum of $6 million. Also, there is another $2,000,000 line of credit which (i) may be applied to fund up to 80% of the purchase price of machinery and equipment, and

(ii) the Company may re-lend to member stores, subject to requirements with respect to the collateral that must be provided by such member stores. The maturity date of the facilities is September 30, 2004. The Company's obligations under the Loan Agreement are secured by a lien on substantially all of the Company's assets, and are senior in right of payment to the Securities.

Other than with respect to term loans created under the sub-facilities, the Company's payment obligations under the Loan Agreement will consist of monthly payments of interest, with principal subject to repayment at maturity on September 30, 2004 unless the Loan Agreement is renewed by Fleet prior thereto. The Company can prepay principal at any time without penalty or premium, and (subject to compliance with the borrowing formula described above and the absence of any default under the Loan Agreement) can reborrow principal amounts previously paid.

The Loan Agreement contains customary default provisions, including cross-defaults tied to other obligations of the Company, which entitle Fleet Bank to demand immediate payment in full. The Loan Agreement also contains customary affirmative and negative covenants relating to the Company's business operations and financial condition, including requirements that the Company's (i) minimum debt service coverage ratio be not less than 1.25, (ii) minimum tangible net worth be more than $2,662,192 plus 25% of current years after-tax earnings. The Company met all the financial covenants for the year ended March 26, 2004 and the year ended March 28, 2003, and including in each quarter of Fiscal 2004. Please see the response to Question 17(c)(7) for a brief discussion of the tangible net worth requirements under the Loan Agreement.

(3) Repayments of amounts outstanding under the Indenture and Loan Agreement between the Company and the City of Gardiner, Maine, dated as of May 7, 1985 (the "UDAG Loan Agreement"). Under the UDAG Loan Agreement, (i) funds borrowed by the Company bear interest at a rate of eight percent (8%) per annum, and (ii) the Company is required to make quarterly payments of $23,200 until November 2005, and thereafter any balance remaining must be paid by January 2006. The Company's obligations under the UDAG Loan Agreement are secured by a second mortgage and lien on substantially all of the Company's land, buildings, fixtures and equipment, pursuant to a Second Mortgage Note by and between the City of Gardiner and the Company dated as of May 7, 1985, and a Second Security Agreement by and between the City of Gardiner and the Company dated as of May 7, 1985 (the UDAG Loan Agreement, the Second Mortgage Note and the Second Security Agreement referred to herein collectively as the "UDAG Loan Documentation") . The Company can prepay interest or principal at any time without penalty or premium, with the prior consent of the City of Gardiner.

The UDAG Loan Documentation contains customary default provisions, including cross-defaults tied to other obligations of the Company, which entitle the City to demand immediate payment in full.

(c) If any material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers,

directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not applicable.

(d) *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:*

Not applicable.

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.*

The Company is not presently experiencing cash flow or liquidity problems, nor, based on currently available information, does management anticipate such problems within the next 12 months. Although the Company has experienced lower than expected levels of funding for Excess purchases by members and purchases of Class A shares, Class B shares and required capital deposits due to delays associated with the Company's efforts to comply with the federal securities laws, the Company has been able to make up such lost funding by increasing its borrowing under its line of credit. One consequence of this has been reduced interest expense to the Company during the last fiscal year.

As discussed elsewhere in this Offering Circular, a substantial portion of the Company's subordinated indebtedness is, by its terms, payable on demand (see "Capitalization" and "Description of Securities"). In addition, under certain circumstances, the Company's ability to make additional borrowings under its bank credit facility could be restricted, and the lender is entitled, in the event of a default by the Company or the lender's good faith determination that it is insecure with respect to the prospect of repayment, to require the repayment of all amounts outstanding under such facility. See Question No. 10(b). Management has received no indication that any significant erosions of its cash position are likely to occur as a result of demands for repayment of subordinated indebtedness, or that the Company's bank lender has, or is likely in the foreseeable future to have, any basis for restricting the Company's borrowings or requiring repayment of the amounts outstanding under the line of credit.

The Company's bank credit facility with Fleet Bank will terminate on September 30, 2004 and all amounts owed thereunder will become due and payable at such time, unless the facility is renewed by Fleet prior to such date. Management believes, based on preliminary discussions with Fleet, that the line of credit will be extended if the Company so requests. Should the Company decide not to so renew, or if Fleet should decline to renew the facilities, management believes that the Company could obtain similar financing on similar rates and terms through another commercial lender.

In addition to its obligations under the above financing agreements, the Company is also required, when a customer terminates its relationship with the Company or otherwise becomes ineligible to purchase from the Company, to repay the "factor" capital deposits (the "Factor") and the Excess. To the extent that a customer significantly reduces its average weekly purchases from the Company, this will also trigger an obligation on the part of the Company to repay any excess amounts held as Factor beyond the required level, which is three (3) times the customer's average weekly purchases from the Company, up to a maximum of $50,000. Repayment of Factor generally occurs within six weeks of the triggering event or the last product delivery to such customer, whichever is later, while amounts held as Excess are repaid to the customer immediately upon demand. At such time, the Company also has the right, but not the obligation, to repurchase the Class A and Class B shares owned by such customer. The Company has generally repurchased such shares as a matter of course within six weeks of the termination of the relationship with the customer. The Company has received no indications that customers with significant Factor balances are likely to terminate or curtail their relationships with the Company such that the cash position of the Company will be adversely affected in a material way.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

Management presently estimates capital expenditures totaling $419,000 during the next 12 months, with an additional expenditure of approximately $5 million being required if the Company decides to go ahead with an expansion of the Company's Gardiner, Maine, warehouse facility. Funds for this project will be raised exclusively through bank financing. With regard to all other capital expenditures, management anticipates that, based on the Company's historical operating revenues, borrowing capacity under its line of credit, the proceeds from the sale of the securities described in this Offering Circular will satisfy the Company's cash requirements for the next 12 months. Management's expectation is based on the Company's experience in previous fiscal years. Although in fiscal 2004, the Company had a net negative income of approximately $810,400 as a result of redemptions by members of Excess deposits, this loss was the direct result of the Company's being compelled, pursuant to the Securities Act of 1933, to suspend the sale of Excess capital deposits as of September 16, 2003 pending the qualification of this offering circular. In fiscal 2003, sales of Excess (net of redemptions) realized proceeds of $417,325 (see Question No. 10(a)).

Net proceeds from the sale of Excess, if any, would likely be used to reduce the Company's bank indebtedness. Management would seek to cover any shortfalls by increasing borrowings under the Company's line of credit with Fleet Bank.

CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

	Amount Outstanding	
	As of: 3/26/04	As Adjusted Maximum(1)
Debt:		
Short-term debt (average interest rate 3.10%)	$4,530,000	$4,530,000
Long-term debt (average interest rate 8.00%)	569,302	569,302
Required Capital deposits (average interest rate 4.5%) ("Factor")(2)	4,089,136	4,089,136
Variable rate subordinated debt securities (Excess) (average interest rate 4.5%)	2,625,404	6,393,581
Total debt	$11,813,842	$15,582,019
Membership Interests:		
Class B Nonvoting Preferred Stock - par or stated value (by class of preferred in order of preferences)		
Preferred stock - $2,500 stated value	965,000	965,000
Preferred stock subscribed - $2,500 stated value	225,000	225,000
Class A Voting Common Stock--par value $1,500 per share	357,000	357,000
Additional paid in capital	227,459	227,459
Retained earnings	1,219,404	1,219,404
	2,993,863	2,993,863

Less: Preferred stock subscribed	225,000	225,000
Total members' equity	2,768,863	2,768,863
Total Capitalization	$14,582,705	$18,350,882

(1) The "As Adjusted Maximum" disclosure assumes that all securities subject to rescission will be recorded and does not anticipate additional debt which may be required if the company proceeds with its proposed facilities expansion.

(2) Factor and Excess are allocated according to the required level of Factor for the customer in question. Each customer must maintain a level of Factor equal to three times their weekly purchases in the previous year, up to a maximum of $50,000.

Number of preferred shares authorized to be outstanding:

Class of Preferred	Number of Shares Authorized	Par Value Per Share
1,600 Class B Non-Voting Preferred Stock	1,600	$2,500 (par value)

Number of common shares authorized: 800 shares. Par or stated value per share, if any: $1,500

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ ] Common Stock
[ ] Preferred or Preference Stock
[X] Notes or Debentures (one class: Variable Rate Subordinated Debt Securities (Excess))
[ ] Units of two or more types of securities, composed of:
[ ] Other: ______________________

Explain:

The purchase price for the Variable Rate Subordinated Debt Securities (Excess) may be paid in cash or, at the option of the purchaser, through the addition of a 1% surcharge on each invoice from the Company to the holder for goods purchased. The interest rate and payment provisions, the maturity and the subordination provisions relating to the Variable Rate Subordinated Notes are set forth in Question No. 17(a) below. Upon liquidation of the Company, the Variable Rate Subordinated Debt Securities (Excess) would be subject to repayment in full after the payment in full of all of the Company's outstanding senior indebtedness (including but not limited to its bank indebtedness) and before any distribution may be made in respect of the Class A shares and the Class B shares. All Excess capital deposits (plus accrued but unpaid interest thereon) are subject to payment in full upon demand by the holder.

15. *These securities have:*

Yes	*No*	
[ ]	[X]	*Cumulative voting rights*
[ ]	[X]	*Other special voting rights*
[ ]	[X]	*Preemptive rights to purchase in new issues of shares*
[ ]	[X]	*Preference as to dividends or interest*
[X]	[ ]	*Preference upon liquidation*
[ ]	[X]	*Other special rights or preferences*

Explain: See Question Nos. 14 and 17 concerning the liquidation preferences of the Securities.

16. *Are the securities convertible?* [ ] Yes [X] No

17. (a) *If securities are notes or other types of debt securities:*

(1) *What is the interest rate?* _______%
If interest rate is variable or multiple rates, describe:

The Securities bear interest at rates established by the Company's board of directors from time to time. The Securities may only be purchased by persons who have purchased the required level of Class A shares (ownership of one share of Class A stock is required, at a current cost of $2,527) and Class B shares in the Company (ownership of two shares of Class B stock is required, at a current cost of $2,500 each) and that have made the required capital deposit ("Factor") with the Company (equal to three times the holder's average weekly purchases of goods from the Company up to a maximum of $50,000), to serve as security for purchases by such member. Interest on the Excess is paid at a rate equal to the average rate paid on six (6) month "Treasury Bill" securities as reported in *The Wall Street Journal* (in the "Money Rates" section) on April 1st and October 1st of each year, or the next business day following those dates, plus 3.50%. The rate shall be determined semi-annually and shall apply with respect to the preceding semi-annual period. Interest on the Excess is payable semi-annually in arrears on June 15 and December 15.

(2) *What is the maturity date?* ___/___/___
If serial maturity dates, describe:

The Excess is payable upon demand by the holder, plus accrued interest thereon.

(3) *Is there a mandatory sinking fund?* [ ] Yes [X] No Describe: __________

(4) *Is there a trust indenture?* [ ] Yes [X] No
Name, address and telephone number of Trustee _____________

(5) *Are the securities callable or subject to redemption?*
[X] Yes [ ] No Describe, including redemption prices:

The Securities are subject to repurchase by the Company in the event that the holder resigns or becomes ineligible. A holder may become ineligible by ceasing to be engaged in the retail sale of food items, or if such member is determined, by a vote of at least two-thirds of the members of the Company's board of directors, to have conducted such member's retail food business in a manner "inimical to the purpose and policies of the Company," such as by not fulfilling its payment obligations to the Company for deliveries of product. Any such repurchase shall include payment of all accrued but unpaid interest on the Securities in question.

(6) *Are the securities collateralized by real or personal property?*
[ ] Yes [X] No Describe: ______________________

(7) *If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.*

The Securities are subordinated to the prior payment in full of the Company's indebtedness to Fleet Bank under its line of credit and to the Company's indebtedness to the City of Gardiner, Maine under the UDAG Loan Documentation.

Under the Fleet Bank line of credit, $4,530,000 was outstanding as of March 26, 2004, and the Company had additional borrowing capability under the line of credit of $1,470,000. The Company is entitled to make payments of principal and interest on the Securities as and when required (but not merely permitted) under the terms of the Securities, so long as at the time of such payment (or as a consequence of such payment) the Company is not in default under any of the terms of the line of credit. Such permitted payments would include regular scheduled payments of interest on the Securities, as well as repayments of principal on demand. Events of default under the line of credit include, but are not limited to, (i) the failure by the Company to pay principal or interest under the line of credit or any other indebtedness of the Company when due, (ii) the commencement of certain bankruptcy or similar proceedings by or against the Company, (iii) if the Company's minimum debt service coverage ratio falls below 1.25:1 (such ratio was 1.99:1 as of March 26, 2004), (iv) if the Company's minimum tangible net worth drops below $2,662,192 plus 25% of the Company's after-tax earnings (requirement equaled $2,708,155.25 as of March 26, 2004, when tangible net worth as calculated under the terms of the loan agreement was $2,802,285), or (v) the Company fails to observe certain other operational and reporting covenants. With regard to the tangible net worth covenant, the Company has met the requirements as of March 28, 2003 (requirement equaled $2,628,000, when tangible net worth as calculated under the terms of the loan agreement was $2,662,192), and as of March 29, 2002 (requirement equaled $1,979,000, when tangible net worth as calculated under the terms of the loan agreement was $2,204,810). Management does not presently expect that the net worth of the Company will fall below the level required by this covenant, and do not expect to be in default under the line of credit in the foreseeable future. See Question Nos. 9(b), 10(b).

Under the Urban Development Action Grant loan from the City of Gardiner, $569,302 was outstanding as of March 26, 2004. Pursuant to the Company's obligations under the UDAG Loan Documentation, the Company is required to make quarterly payments of $23,200 until November 2005, and thereafter any balance remaining must be paid on or before January 2006. The Company's obligations under the UDAG Loan Documentation are secured by a lien on substantially all of the Company's land, buildings, fixtures and equipment. The Company can prepay interest or principal at any time without penalty or premium, with the consent of the City of Gardiner. Under the UDAG Loan Documentation, there is no restriction on the ability of the Company to make payments of principal and interest on the Securities as set forth herein.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $5,099,302 (as of March 26, 2004).
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $13,333,679 (as of March 26, 2004).
How much indebtedness is junior (subordinated) to the securities? $0.

(b) *If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.*

		Last Fiscal Year (as of March 26, 2004) Actual	Pro Forma
"Earnings"	=	$973,506	$1,143,074
"Fixed Charges"	=	662,753	832,321
Ratio	=	1.46	1.37

The following is the detail used for the above calculations:

"Earnings"	3/26/04	Pro Forma
Net Earnings Before Taxes	310,753	310,753
Interest on Capital Deposits (Factor)	184,626	184,626

Interest on Variable Rate Subordinated Debt Securities (Excess)	159,945	329,513
Interest – Other(1)	318,182	318,182
Interest – Capitalized	0	0
Total Earnings:	973,506	1,143,074
"Fixed Charges"		
Interest on Factor	184,626	184,626
Interest on Securities	159,945	329,513
Interest – Other	318,182	318,182
Total Fixed Charges:	662,753	832,321

(1) Includes $181,182 of interest expense incurred on borrowings other than members' accounts plus $137,000 estimated to represent such portion of rental expense as representative of the interest factor.

Withdrawals from required capital deposits and Securities redemptions are not included in the fixed charges calculations. Withdrawals from Excess and required capital deposits were $2,807,686 and $2,333,019 in fiscal years 2004 and 2003, respectively.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: Not applicable.
Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not applicable.

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): Not applicable.

PLAN OF DISTRIBUTION

21. *The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:* None. No brokers, dealers or selling agents will be utilized in connection with sales of the Securities.

22. *Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Disclosure Document. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)*

No sales commissions will be paid in connection with sales of the Securities. The total expenses associated with the offering are estimated at $11,000.

23. *Describe any material relationships between any of the selling agents or finders and the Company or its management.*

Not applicable.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. *If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:*

Name: Michael E. Westort, President
Ronald Cloutier, Chief Financial Officer

Address: P.O. Box 1000
Gardiner, ME 04345

Telephone No.: (207) 582-6500

Michael E. Westort and Ronald Cloutier's activities in connection with this offering shall be limited to (i) the preparation and delivery of written communications to potential purchasers of Excess, (ii) responding to inquiries made by potential purchasers, with the content of such responses limited to information contained in the Offering Circular and related documents, and (iii) performing other ministerial and clerical work associated with effecting any transaction.

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:*

The offering is limited to existing holders of shares/membership interests in the Company and to other persons and entities engaged in the food business who (i) are located in Maine, Massachusetts, New Hampshire or Vermont, (ii) wish to purchase goods from the Company and are approved by management of the Company, and (iii) have completed their purchase of the required Class A shares, Class B shares and have made the required capital deposits with the Company as set forth in the Articles and Bylaws of the Company.

In addition, a rescission offer will be extended hereunder to persons holding securities of the Company purchased between March 28, 2003 and September 16, 2003. Only persons and entities who currently hold securities purchased during such time period will be eligible to accept the offer of rescission. Rescission offerees will be provided with this Offering Circular and an election form, both of which will be mailed to offerees upon the qualification of this Offering Circular by the SEC. To elect to exercise the right of rescission, the offeree would need to complete the election form and return it to the Company's President, Michael E. Westort, at the address set forth in the election form. To be an effective election, the election form must be returned to the Company no later than 30 days after receipt of the offer by the offeree.

The Securities are not transferable.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

Not applicable, as Securities are not certificated.

26. (a) *Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

Not applicable.

(b) *Date at which funds will be returned by escrow agent if minimum proceeds are not raised:* ______________
Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [ ] No

Not applicable.

27. *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:*

See Question No. 25. Such restrictions will not terminate.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. *If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:*

Dividends of $140 per share of Class A Common Stock and $140 per share of Class B Preferred Stock (totaling $94,920) were paid on June 10, 1999 to holders of record on March 26, 1999, a payout rate of 5.6% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $30 per share of Class A Common Stock and $50 per share of Class B Preferred Stock (totaling $29,420) were paid on June 14, 2000 to holders of record on March 31, 2000, a payout rate of 1.76% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $50,625) were paid on June 20, 2001 to holders of record on March 30, 2001, a payout rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $49,875) were paid on June 19, 2002 to holders of record on March 29, 2002, a payout rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $48,225) were paid on June 21, 2003 to holders of record on March 28, 2003, a payout rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

No other dividends have been paid during the past five years. Management and the Board of Directors have agreed that no further ordinary dividends shall be paid on the Class A and Class B shares, and the Bylaws of the Company have been amended to prohibit the payment of any dividends to holders of the Class A and Class B shares.

In connection with resignations by holders (including those arising in connection with sale or winding down of the holders' retail grocery businesses), the Company has redeemed 298 shares of Class A Common Stock and 410 shares of Class B Preferred Stock for a total of $1,725,531 during the past five years. Also, the Company regularly repays portions of the principal amount of its outstanding Securities and required capital deposits upon demand by the holders thereof. During the course of each year, although the Company issues substantial amounts of new Securities and accepts new required capital deposits (e.g., $1,635,611 in the year ended March 26, 2004 and $2,967,058, in the year ended March 28, 2003), such issuances are usually substantially offset by such repayments (e.g., $2,807,686 in the year ended March 26, 2004, and $2,333,019 in the year ended March 28, 2003).

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. *Chief Executive Officer:*

Name: Michael Westort — Title: President and Chief Executive Officer
Age: 58

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Associated Grocers of Maine, Inc.
Chief Executive Officer 10/9/00 to present
Chief Operating Officer 9/23/99 to 10/9/00
Chief Financial Officer: 6/1/98 to 9/23/99
SuperValu
Regional Director of Analysis: 6/96 to 5/98
Regional Director of Accounting: 12/95 to 5/96
Divisional Vice President Finance: 5/85 to 12/95

Education (degrees, schools, and dates):

University of Maine (B.S. in Accounting, 1969)

Also a Director of the Company? [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable.

30. *Chief Operating Officer:* *None*

31. *Chief Financial Officer:*

Name: Ronald Cloutier — Title: Chief Financial Officer
Age: 52

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Associated Grocers of Maine, Inc.
Chief Financial Officer 12/18/00 to present
Controller 1/1/00 to 12/18/00
C&S Wholesale Grocers
Manager of Accounting: 9/1/96 to 12/31/99
SuperValu
Chief Financial Officer (Andover, MA & Keene, NH regions): 3/78 to 9/96

Education (degrees, schools, and dates):

Plymouth State College (MBA Management, 1996)
Husson College (B.S. in Accounting, 1973)

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable.

32. Other Key Personnel: None.

Name: Title:
Age:

Office Street Address:

Telephone No.:

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and date:

Also a Director of the Company? [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable.

DIRECTORS OF THE COMPANY

33. Number of Directors: 13. *If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:*

The directors serve for staggered terms of 3 years, whereby at each annual meeting approximately one-third of the board is subject to re-election for a 3-year term.

34. *Information concerning outside or other Directors (i.e. those not described above):*

(A) Name: Thomas R. Barber — Age: 61

Office Street Address: RR 1, Box 4250
South China, ME 04358

Telephone No.: (207) 993-2596

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner and Operator of Tobey's General Store (since 1992) and The Market (retail grocery store) (since 1995), both located in China, Maine.

Education (degrees, schools, and dates):

High School (1969), various trade seminars

(B) Name: John Beaupre — Age: 42

Office Street Address: RR 1 Box 2140
Route 16
Carrabassett Valley, ME 04947

Telephone: (207) 237-2248

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/proprietor of three smaller grocery stores in Western Maine: Ayotte's Country, Route 16, Carrabassett Valley, Maine since 1989; owner/proprietor of Mountainside Grocers (built from ground up), Route 16, Carrabassett Valley, Maine since 1995; owner/proprietor of Sugarloaf Groceries, Carrabasset Valley, Maine since 2003.

Education (degrees, schools, and dates):

Waterville High School (graduated 1979)
Waterville, Maine

University of Maine at Orono (graduated 1984)
Major – Business Administration and Marketing

(C) Name: Charles O'Brien — Age: 57

Office Street Address: 554 Main Street
Jackman, ME 04945

Telephone No.: (207) 668-5451

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/proprietor Mountain Country Supermarket, 554 Main Street, Jackman, Maine since 1984. Prior to that Vice-President Moose River Lumber Company, Jackman, Maine for 3 years; Town Manager of Jackman, Maine for 3 years, and Selectman for Jackman, Maine for 3 years. Various other municipal, school and utility district positions in Town of Jackman, Maine from 1975-1999.

Education (degrees, schools, and dates):

Framingham South High School, Framingham, MA (1965)
Political Science, University of Wisconsin-Milwaukee (B.A. 1971)

(D) Name: Wayne R. Crandall Age: 62

Office Street Address: 10 School Street
Rockland, ME 04841

Telephone No.: (207) 594-4421

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Presiding partner (attorney), Crandall, Hanscom, Pease & Collins, P.A., Rockland, Maine (law firm) (since 1968).

Education (degrees, schools, and dates):

University of Maine (B.A. 1963, J.D. 1968).

(E) Name: Vernon Seile Age: 55

Office Street Address: RFD #1, Box 3115
Stonington, ME 04681

Telephone No.: (207) 367-2681

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/operator of Burnt Cove Market, V&S Variety and the Galley (retail grocery stores) since 1971.

Education (degrees, schools, and dates):

University of Maine (B.S. in Accounting, 1971)

(F) Name: David N. Sleeper Age: 36

Office Street Address: 99 Lyndon Street
Caribou, ME 04736

Telephone No.: (207) 498-8181

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Manager, Joseph Sleeper & Sons, Inc. (retail convenience store, Caribou, Maine), since 1989.

Education (degrees, schools, and dates):

New Hampshire College (B.S. in Business Administration, 1989).

(G) Name: Frederick Crowe Age: 48

Office Street Address: P.O. Box 727
Princeton, ME 04668

Telephone No.: (207) 796-2147

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Currently part-owner of six full-service grocery stores in Maine. Have worked in various levels of responsibility in the grocery store industry since 1979.

Education (degrees, schools, and dates):

Woodland High School, Baileyville, Maine (graduated 1975).
U.S. Navy, 1975-1979, honorably discharged

(H) Name: Barry A. McCormick Age: 51

Office Street Address: McCormick's Thriftway
8 School Street
Unity, ME 04988

Home Address: 115 Fisher Road
Unity, ME 04999

Telephone Nos.: (207) 948-2731

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/operator of McCormick's Thriftway (retail grocery store, Unity, Maine) since 1997. Owner/operator of Brooks IGA (retail grocery store, Brooks, Maine) since 1989.

Education (degrees, schools, and dates):

Graduate Mount View High School 1971, Thorndike, Maine.
One year Atlantic Management – Retail Specialist Course.

(I) Name: Craig R. Burgess Age: 45

Office Street Address: 101 Centre Street
Bath, Maine 04530

Home Address: 87 Whiskeag Rd
Bath, Me 04530

Telephone Nos.: (207) 443-9554

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner & Operator of Burgess Computer Inc, Bath, Maine. Computer & Telephone Technology Solutions company with 23 staff. Owner & Operator of Anchor Tax & Accounting Inc.. Accounting & Bookkeeping firm providing tax preparation, bookkeeping and payroll services. Board Member & Treasurer of Catholic Charities of Maine. A statewide charity with over 400 employees and a gross annual budget of over $19M.Board Member and Founding Chairperson of Coastal Counties Workforce Development Board. Following Federal Workforce Investment Act Legislation(WIA), this organization oversees the development of the workforce in Maine's 6 coastal counties encompassing 6 Career Centers.

Education (degrees, schools, and dates):

BS, Electrical Engineering, University of Maine

(J) Name: Arthur C. Markos Age: 54

Office Street Address: Gardiner Savings Bank
P.O. Box 190
Gardiner, ME 04345

Home Address: 46 Mattson Heights
Gardiner, ME 04345

Telephone Nos.: (207) 582-5550

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

President of Gardiner Savings Bank Institution, Gardiner, Maine since 1983. Controller, Gardiner Savings Bank Institution, Gardiner, Maine from 1981-1983.

Education (degrees, schools, and dates):

1975 B.S. – University of Maine at Augusta, Augusta, Maine

(K) Name: Paul Trusiani Age: 71

Office Street Address: 58 Congress Street
Portland, ME 04101

Home Address: 25 Longwood Terrace
Portland, ME 04102

Telephone Nos.: (207) 772-3704

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/operator Paul's Food Centers, Inc. (Retail grocery/market, Portland, Maine) since 1975.

Education (degrees, schools, and dates):

University of Southern Maine (B.S. 1955, M.B.A. 1967)

35. *(a)* *Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?* [X] Yes [ ] No

Explain:

Prior to joining AG, Mr. Westort was employed by SuperValu, a competitor of AG, from 1985 to May 1998. Prior to joining AG, Mr. Cloutier was employed by

SuperValu, a competitor of AG, from 1978-1996 and by C&S Wholesale Grocers, a competitor of AG, from 1996-1999.

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*

No such precautions have been taken. Management believes that, due to the passage of time since the employment of Mr. Westort and Mr. Cloutier by such other firms and the relatively low level of importance of trade secrets in the wholesale grocery supply business, such steps are not necessary.

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

Not applicable.

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

Not applicable.

(e) *If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or to a surviving spouse.*

The Company maintains a $100,000 key man life insurance policy on its Chief Executive Officer. The Company is the beneficiary under the policy.

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

None.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this

Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. *Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.*

Members of Associated Grocers must purchase membership interests designated as Class A Common Stock (one share required) and Class B Preferred Stock (two shares required) in order to get the benefit of membership in Associated Grocers. No holder owns more that one share of Class A Common Stock or two shares of Class B Preferred Stock.

38. *Number of shares beneficially owned by Officers and Directors as a group:*

Before offering:

Seven (7) shares of Class A Common Stock (plus 14 shares of Class B Preferred Stock)

(3.36% of total outstanding)

After offering: no change.

(*Assume all options exercised and all convertible securities converted.*)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) *If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.*

None of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) *If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any of such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.*

The Company extends loans to qualified customers in order to provide assistance for the acquisition, expansion or improvement of retail grocery premises, which practice management believes is a valuable marketing and customer retention tool. The Company believes that such transactions are on terms no less favorable to the Company than would be obtained by unaffiliated third party lenders.

Pursuant to the program described in the preceding paragraph, the following corporations affiliated with Mr. Crowe have outstanding loans with an aggregate balance of $389,455 as of May 21, 2004, which bear an interest rates of prime plus 1% per annum and are scheduled to be repaid on or before October 8, 2008: Wheaton & McLaughlin, Inc.; Falls Retail, Inc.; Downeast Retail Corp.; Rake, Inc.; Coastal Retail, Inc.; and KARP, Inc.

Pursuant to the program described in the preceding paragraph, Mr. McCormick has an outstanding loan with a balance of $48,629 as of May 21, 2004, which bears an interest rate of prime plus 1% per annum and is scheduled to be repaid on or before May 15, 2007.

Pursuant to the program described in the preceding paragraph, Mr. Beaupre has an outstanding loan with a balance of $16,940 as of May 21, 2004, which bears an interest rate of prime plus 1% per annum and is scheduled to be repaid on or before February 6, 2007.

The Company has, and will maintain, at least two directors who are not (and have not been, for at least two years) employees or officers of the Company or its affiliates, and who do not have any material business relationship with the Company or its affiliates. Any such loans to, or transactions with, officers, directors or employees of the Company or its affiliates have been (and shall be) approved by a majority of the Company's independent directors who have no interest in such transactions, who have had (and will have), at the Company's expense, access to Company counsel in connection with such transactions.

In addition, the Company regularly sells products to directors who (directly or through entities owned by them) are engaged in the retail grocery business. Such transactions are on the same terms as those extended to the Company's shareholder/members generally.

(c) *If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.*

None.

40. (a) *List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:*

		Cash	Other
	Chief Executive Officer	$142,454	$0
	Chief Financial Officer	93,570	
	Key Personnel: Michael LeBlanc	76,288	$0
Total:		$312,312	$0
	Directors as a group (number of persons: 14)	$64,000	$0

(b) *If remuneration is expected to change or has been unpaid in prior years, explain:*

Remuneration has not been unpaid in prior years and is not expected to change next year.

(c) *If any employment agreements exist or are contemplated, describe:*

On February 18, 2003, the Company entered into an Employment Agreement with Mr. Westort, which, as renewed, expires on March 30, 2006. Pursuant to that agreement Mr. Westort is entitled to receive an annual 'Base Salary' of $133,250 and 'Annual Bonus' of five percent of net income. There is a 'Change of Control' provision in the agreement that entitles Mr. Westort to receive additional compensation upon the occurrence of certain events evidencing a change in control of the Company; such additional compensation would equal the positive difference, if any, between (i) the sum of Mr. Westort's Base Salary, Annual Bonus and the value of the benefits payable to Mr. Westort in connection with his employment over the eighteen months following the change in control, and (ii) the sum of the annual compensation received by Mr. Westort and the value of the benefits received by Mr. Westort from his employer (whether a successor to the Corporation or a third party) during the eighteen months following such change in control. In the event of his death the estate of Mr. Westort is entitled to receive eighteen months of 'Base Salary' as defined in the agreement.

41. (a) *Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:* Not applicable. *(0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholder/members. State the expiration dates, exercise prices and other basic terms for these securities:*

Not applicable.

(b) *Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants*: Not applicable.

(c) *Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholder/members.*

42. *If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:*

No such arrangements are in place.

Note: *After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.*

LITIGATION

43. *Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.*

The Company learned in 1997 that soil and groundwater petroleum contamination occurred at property owned by its wholly-owned subsidiary, A. G. Development Corp., in Corinth, Maine, due to leakage of underground storage tanks prior to their removal in 1986. The Company expended over $65,000 on testing and remediation with respect to this contamination between such time and May 1999, when the property was sold to a third party unrelated to the Company.

A. G. Development Corp. received reimbursement from the Maine Department of Environmental Protection ("Maine DEP") pursuant to Maine law for certain of these expenses totaling approximately $61,000. Through the Maine state Groundwater Fund, expenses for the cleanup of the contaminated site in the amount of $450,522.61 were paid. The Groundwater Fund will also cover any future expenses, up to an aggregate.

On April 12, 2004, the Maine DEP notified the Company that the site had been cleaned up in a manner satisfactory to Maine DEP's remediation guidelines, and although no release was granted as to future liability, Maine DEP stated that based upon current site conditions, the Maine DEP did not plan to require any further remedial action.

Under Maine law, claims for damages by third parties would need to be filed within two years of discovery of injury due to the contamination, unless such third party can show just cause for the delay in filing such claim. No third party claims have been filed, other than one in the amount of $34,900, and the Company does not know of any potential third party claims which have not yet been filed. Maine DEP has also considered assessing fines against the Company for allegedly not reporting the contamination of the site in 1986 upon the removal of the underground storage tanks. The Company believes that proper notification of the contamination was provided in a timely manner, and that fines would be inappropriate. The Maine DEP has taken no action regarding fines, nor communicated with the Company regarding any potential fines, since 1999, and the Company believes that any fines, if assessed, would not have a material adverse effect on the Company's financial condition or operations.

In addition, management learned in September 2003 that the Company might have engaged in substantial sales of its securities without registration under federal securities laws or an available exemption from such requirements. In an effort to remedy any claims for such possible violations, pursuant to this Form 1-A, the Company is offering to holders of such securities purchased between March 28, 2003 and September 16, 2003 the right to rescind any such transactions. The effect of a rescission offer on the potential liability of the Company under federal law is uncertain, however, and it is possible that rescission offerees might retain the ability to file suit at a later date. Under Federal law, any such claim would need to be filed within one year of the date of the alleged violation. No litigation or administrative actions have been commenced or threatened with respect to this matter; however, there can be no assurance that such actions will not be taken against the Company in the future until such statute of limitations has run.

In addition, the Securities are being issued in reliance upon an exemption from the registration requirement imposed by § 5 of the Securities Act of 1933 (the "'33 Act") pursuant to 17 C.F.R. §§ 230.251 *et seq.* ("Regulation A"). Regulation A requires that the sum of all consideration to be received for the securities offered thereunder not exceed $5 million in the aggregate, minus any previous sales in any offering integrated with the current offering. Offerings which occur within six months of the start of a particular offering under Regulation A are more likely to be integrated with that Regulation A offering. If the offering of the Securities were to be integrated with a previous offering made in reliance on Regulation A by the Company, this could lead to purchasers of the Securities having a right to rescind such purchase upon demand, and might lead to adverse action by the SEC or other Federal regulatory agencies. On September 16, 2003, the Company made its last sale under a previous offering in reliance on Regulation A; as of the same date, all persons who were eligible to purchase such securities were informed by the Company that no further securities sales would be made. The Company assumed that the previous offering terminated on that date. Other than having the Form 1/A for such previous offering continue to be qualified and on file at the SEC until March 24, 2004, the Company has taken no actions which could be construed as an offer to sell, or a solicitation of an offer to buy, securities as defined under the '33 Act since that date. However, an argument could be made that (i) the previous offering in reliance on Regulation A continued until March 24, 2004, and (ii) that the previous offering should be integrated with the current offering.

Because the Securities are subject to repayment by the Company upon demand by the holder thereof, the Company does not believe that the risk of integration and its consequences pose any significant incremental risk to the Company. However, should the current offering be integrated with the previous offering, the Company might be found to have engaged in the sale of securities without registration under the federal securities laws, which might lead to the assessment of fines or other penalties against the Company. To the knowledge of the Company, neither the SEC nor any other regulatory agency has taken any action against the Company with respect to this matter; however, there can be no assurance that such actions will not be taken against the Company in the future.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or any description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable—the Company is not an S corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

The Company does not believe that such factors exist.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Not applicable—the Company showed a profit during the 2003-04 fiscal year.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Despite the retail grocery industry's trend toward consolidation, whereby the independent grocer has been perceived to be a weaker player, in Maine, New Hampshire and Vermont as well as parts of Massachusetts, the Company has been able to maintain its membership base, as the sales volume that is available from the largely smaller and/or rural customers served by the Company is not substantial enough to be attractive and economically feasible for the large supermarket chains. Management believes that, due to the relative lack of concentrated population centers in Maine, New Hampshire, Vermont and portions of Northern Massachusetts, the supermarket chains are not focused on growth in underdeveloped areas in the region. Consequently, the marketplace for the independent retailer, the Company's pricing customer, in northern New England continues, in management's opinion, to be viable. Continued improvements in regional economic conditions appear favorable for independent retail grocers and, therefore, would seem to favor the growth and expansion of the Company's business.

The changes in the regional market for wholesale grocery products created by SuperValu's withdrawal from the New England market and transfer of its business to C&S Grocers of Brattleboro, Vermont as part of an asset swap in the Fall of 2003 has created growth opportunities for the Company. After this transaction, C&S Grocers closed three warehouses formerly operated by SuperValu and is servicing its customers from warehouses located in Vermont and New York. C&S's core business is not similar to the business it acquired as part of the swap, and management believes that C&S has not traditionally provided the level of value-added services that the former SuperValu customers expect from their supplier. Management believes that these factors allowed the Company to successfully attract four retail grocery outlets away from C&S in Fiscal 2004, which accounts are expected to generate approximately $3,000,000 in sales per year. Although such evaluations are necessarily subjective and subject to change, management believes that the Company will attract additional C&S customers, generating at least a similar level of revenue, in Fiscal 2005. These factors favor the Company's efforts to find new members and new customers for its products. In addition, as part of its efforts to recruit new members and new customers, the Company has developed a list of attractive locations for new retail food stores based on the observations and opinions of management. The Company intends to subsidize the performance of third party market analyses on such locations, and if favorable to the establishment of a new retail food outlet, the Company intends to work with potential retailers to develop the property (at the retailers' expense), on the condition that such retailer commits to becoming a member and customer of the Company.

Despite these efforts, however, management believes that the acquisition of new accounts and higher levels of purchases by existing clients in coming years will largely, though not entirely, be offset by (i) lower overall prices for the products sold by the Company, particularly for certain commodities such as milk and cigarettes, and (ii) continued loss of retail accounts due to competition and attrition.

Fiscal Year Ended March 26, 2004 Compared to Fiscal Year Ended March 28, 2003. For the fiscal year ended March 26, 2004, Company sales were .90% less than the prior year ended March 28, 2003. The Company had a net income in fiscal 2004 of $183,853 as compared to $127,307 in fiscal 2003.

Sales for the year ended March 26, 2004 of $130,811,985 represent a decrease of $1,183,811 from prior year. The decrease can be attributed to a number of factors. For all of fiscal 2004 Phillip Morris provided discounts of up to 23% of cost on key items (including cigarettes), which discounts, in turn, were passed along to our customers. The loss of three retail accounts during the year also had a negative impact on total sales, although the accounts, in the aggregate, had accounted for less than .5% of sales in previous years. These factors more than offset any increases from new account sales or expansions, although they were partially offset by higher prices for beef and pork products, meaning that the total dollar value of sales increased on similar volume of goods sold. Commodity prices in the beef and pork markets have risen in the first months of fiscal 2004, and management expects that prices will either continue to rise or stabilize at current levels, while prices for milk and cigarettes have remained largely flat.

Gross profit increased to 6.89% of sales in 2004 from 6.75% in 2003. The total amount of gross profit dollars increased despite the decrease in sales. Profits in most product categories of Dairy and Meat improved in 2004 as a result of higher prices in the cheese and beef commodity markets.

Other operating income, consisting of service charges, commission income, advertising, central billing and backhaul income for fiscal 2004 was $235,821, or 4.24% lower, than prior year. For the year ended March 26, 2004, these items amounted to 4.07% of sales versus 4.21% for the year ended March 28, 2003. The dollar decrease in service fees and central billing was a result of this sales decrease.

Total operating expenses of $13,540,016 for the year ended March 26, 2004 were 10.35% of sales, as compared to 10.28% in fiscal 2003. Labor expense decreased in 2004 to 2.20% of total sales, down from 2.25% for the prior year, as a direct result of increased labor efficiency. Under the union contract, increases in labor expense will be limited by a cap on increases in costs for wages and benefits of 4% per year in each year of the five year contract. Administrative expenses of 6.48% for the current year represent a .06% increase over fiscal 2003, a percentage increase due to the reduction in sales as well as certain one-time costs relating to a required securities filings and strategic consulting services. In addition, $47,000 was recognized from a reduction in the allowance for doubtful accounts for 2003.

Interest expense in fiscal 2004 saw a reduction of total expenses due to the relatively low borrowing rate on the Company's line of credit and the suspension of the Company's sales of Excess capital deposits paying a relatively higher rate of interest, pending registration with the Securities and Exchange Commission. The average rate the Company paid on its line of credit with Fleet Bank was 3.10%, as compared to prior year of 5.54%. The average rate paid on the Excess and on required capital deposits by members decreased from fiscal 2003's 4.875% to 4.50% in fiscal 2004. The total interest paid on short term borrowing for fiscal 2004 was $181,182 versus $236,986 in the prior year. The interest paid to members for Excess and required capital deposits was $344,571 in 2004 as compared to $414,990 in 2003.

Pre-tax income amounted to $310,753 in fiscal 2004, as compared to $238,937 in fiscal 2003. The major contributors to the increase in fiscal 2004 were the ability of the company to secure some increases in prices charged to its members for some goods and the lower than expected interest expense for the year.

Fiscal Year Ended March 28, 2003 Compared to Fiscal Year Ended March 29, 2002. For the fiscal year ended March 28, 2003, Company sales were 3.88% less than the prior year ended March 29, 2002. The Company had a net income in fiscal 2003 of $127,307 as compared to $240,629 in fiscal 2002.

Sales for the year ended March 28, 2003 of $132,124,796 represent a decrease of $5,332,365 from prior year. The decrease can be attributed to a number of factors. Price declines in the beef, pork and milk commodity markets were reflected in lower wholesale prices, meaning that the total dollar value of sales decreased on similar volume of goods sold. Similarly, for the last six months of the fiscal year Phillip Morris provided discounts of up to 23% of cost on key items, which discounts, in turn, were passed along to our customers. The loss of two retail accounts during the year also had a negative impact on sales, although the accounts, in the aggregate, had accounted for less than 1% of sales in previous years. These factors more than offset any increases from new account sales or expansions. Commodity prices in the beef and pork markets have risen in the first months of fiscal 2004, and management expects that prices will either continue to rise or stabilize at current levels, while prices for milk and cigarettes have remained largely flat.

Gross profit increased to 6.84% of sales in 2003 from 6.58% in 2002. The total amount of Gross Profit was unchanged due to the decrease in sales. Profits in most product categories improved in 2003 as a result of higher allowance retention through improved buying practices.

Other Operating Income, consisting of service charges, commission income, advertising, central billing and rental income for fiscal 2003 was $160,194, or .23% higher, than prior year. For the year ended March 28, 2003, these items amounted to 4.10% of sales versus 3.87% for the year ended March 29, 2002. The increase is due to management efforts to increase all sources of income as the opportunities arise.

Total operating expenses of $13,586,316 for the year ended March 28, 2003 were 10.28% of sales, as compared to 9.75% in fiscal 2002. Labor expense increased in 2003 to 2.25% of total sales, up from 2.04% for the prior year, as a direct result of increased labor inefficiency due to low morale among warehouse and delivery personnel during prolonged negotiations for a new five year union contract, which was signed in September, 2002. Under the new union contract, increases in labor expense will be limited by a cap on increases in costs for wages and benefits of 4% per year in each year of the five year contract. Administrative expenses of 6.40% for the current year represent a .30% increase over fiscal 2002, a percentage increase due to the reduction in sales as well as due to a twenty percent increase in the cost of insurance. Management also reduced the number of administrative positions in fiscal 2003 to control expenses. In addition, $47,000 was recognized from a reduction in the allowance for doubtful accounts for 2003.

Interest expense had remained stable for the years of 1997 to 2001 at $885,935, $894,592, $895,327, $883,713, and $907,992, respectively, while the portion paid to holders of the variable rate subordinated debt securities (as contrasted to other lenders) has increased in each of the last four years. In fiscal 2002 the total interest expensed was $672,651. This dramatic decrease with regard to previous years was due to lower interest rates paid on company obligations, as evidenced by the prime interest rate dropping from a high of 9.50% at the beginning of fiscal 2000 to a low of 4.75% at year end. This trend of decreasing interest rates continued in 2003 and the year ended with an interest expense of $651,976. The average rate paid on the Variable Rate Subordinated Debt Securities decreased from 5.38% to 4.875% in fiscal 2003.

Pre-tax income amounted to $238,937 in fiscal 2003, as compared to $360,291 in fiscal 2002. The major contributors to the decrease in fiscal 2003 were the 3.88% decrease in the cash value of sales and the increase in labor expenses described above.

Fiscal Year Ended March 29, 2002 Compared to Fiscal Year Ended March 30, 2001. For the fiscal year ended March 29, 2002, Company sales were greater than the prior year ended March 30, 2001 by 4.47%. Net income was $240,629 in fiscal 2002 as compared to $126,856 in fiscal 2001.

Sales for the year ended March 29, 2002 of $137,457,161 represented an increase of $5,877,776 over prior year. The increase of 4.47% was the result of the addition of several large retail accounts, an increase in same - store sales and expansion into other marketing territories.

Sales- related income items of gross profit, service charge, advertising and central billing for fiscal 2002 were up by $294,624, an increase of 2.09% over the prior fiscal year. For the year ended March 29, 2002, these items amounted to 10.45% of sales versus 10.67% for the year ended March 30, 2001. The decrease in percent was due to a shift in the sales mix; increased cigarette sales (which are not compensated on fee) reduced the service fee revenue as a percentage of sales by 23 basis points.

Total operating expenses of $13,391,828 for the year ended March 29, 2002 were 9.75% of sales, as compared to 9.83% in fiscal 2001. In Fiscal 2002 labor expenses as a percentage of total sales dropped to 2.04%, versus 2.17% in Fiscal 2001, as a result of a full year of increased efficiency in the warehouse management system. Administrative expenses rose over the prior year from 6.18% to 6.29%. Besides normal wage increases, the cost of insurance benefits for employees increased 20%, and bad debt expenses were higher than prior year by

$100,000 due to the reduction of the bad debt reserve in fiscal 2001 by that same amount.

Interest expense had remained stable for the previous five years at $907,992, $883,713, $895,327, $894,592 and $885,935 for the years 2001, 2000, 1999, 1998, and 1997, respectively, while the portion paid to holders of the Securities and holders of required capital deposits (Factor) (as contrasted to other lenders) increased in each of the previous four years. In fiscal 2002 the total interest expensed was $672,651. This dramatic decrease with regard to previous years was due to lower interest rates on company obligations, as evidenced by the prime interest rate dropping from a high of 9.50% in fiscal 2000 to a low of 4.75% in fiscal 2002. The average rate paid on the Securities and required capital deposits (Factor) decreased from 7.25% to 5.38% in fiscal 2002.

Pre-tax income amounted to $360,291 in fiscal 2002, compared to $275,838 in fiscal 2001. The major contributors to this increase in fiscal 2002 were the 4.47% increase in sales, the increased warehouse productivity from the warehouse management system, and the interest savings related to the decrease in the prime rate.

Fiscal Year Ended March 30, 2001 Compared to Fiscal Year Ended March 31, 2000. For the fiscal year ended March 30, 2001, Company sales were less than those for the prior year ended March 31, 2000 by 21.37%. Net income was $126,856 in fiscal 2001 as compared to a loss of ($183,930) in fiscal 2000.

Sales for the year of $131,579,385 represented a decrease of $35,761,831 from the prior year. During the last month of Fiscal 2000 the Company lost its biggest customer (Irving Oil), which equated to 18% of revenue or nearly $30,100,000 of sales. Also, the Company had a 53 week year during fiscal 2000 in which another $3,200,000 of sales had inflated fiscal 2000 versus fiscal 2001.

Sales related income items of gross profit, service charge, advertising and central billing for fiscal 2001 were $2,533,114 or 15.27% less than the prior year. For the year ended March 30, 2001, these items amounted to 10.68% of sales versus 9.91% for the year ended March 31, 2000. Although the lost Irving sales meant less gross profit dollars, the Company's actual gross profit percentage increased due to the fact that most of the Irving business was non-service fee related. (The decrease in sales made the Company unable to take advantage of volume discounts and allowances, as reflected in a current gross profit margin of 6.62% of sales as compared to 6.76% in the prior year. However, service fee charges went from 2.28% in fiscal 2000 to 2.86% in the current year.)

Total operating expenses of $12,943,650 for the year ended March 30, 2001 were 9.83% of sales, as compared to 9.59% in fiscal 2000. From fiscal 1996 through fiscal 2001, the Company had operating expenses ranging from a high of 9.83% of sales to a low of 9.07% of sales. Direct labor expense has increased steadily over the period from 1.90% of total sales in 1996 to 2.17% in 2001 as a result of contractual increases to union employees and the implementation of a warehouse management system in fiscal 2000 that far exceeded budgeted direct labor costs due to additional training needs. Administrative and retail costs rose over the previous last years but at a lower rate than revenues. In 1996, administrative and retail costs were 6.22% of sales; in 1999, they were 5.90% of sales. But in fiscal 2000 those costs, although less in dollars because of layoffs resulting from the loss of the Irving account, represented a higher percentage of Company sales due to a 21% drop in sales.

The decrease in interest income to $28,678 in fiscal 2001 from $43,100 in 2000 was due to a reduction in Notes Receivable due from Members.

There was a gain of $29,417 on the sale of property in 2001 as compared to a loss of $96,181 in 2000. The Company recognized a one-time charge for the sale of two former retail sites in 2000.

Interest expense remained stable for the previous five years at $907,992, $883,713, $895,327, $894,592 and $885,935 for the years 2001, 2000, 1999, 1998, and 1997, respectively, while the portion paid to members (as contrasted to other lenders) increased in each of the previous four years. Short-term borrowing decreased in fiscal 2001 due to the loss of our largest customer (which carried a substantial accounts receivable balance) and an increase in capital deposits of $34,981.

Pre-tax income amounted to $275,838 in fiscal 2001 compared to a loss of ($348,476) in fiscal 2000. The major contributors to this loss in fiscal 2000 were Y2K conversion and the new warehouse management system.

49. *If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:* 6.89%.

What is the anticipated gross margin for next year of operations? Approximately 6.89%.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The most recent Distributor Productivity and Financial Report prepared by Food Distributors International (2002) showed an average gross margin in 2001 for wholesalers with net sales of under $600 million and 9.6%; the average gross margin of all North American Wholesale Grocers Association members in 2001 was 10%.

50. *Foreign sales as a percent of total sales for last fiscal year:* 0%. *Domestic government sales as a percent of total domestic sales for last fiscal year:* 0%.
Explain the nature of these sales, including any anticipated changes:

Not applicable.

PART F/S

Attach: 1. Balance sheet as of end of last two fiscal years (audited).

2. Statements of income, cash flows and stockholders' equity for each of the last 2 fiscal years.

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

Audited Consolidated Financial Statements
and Additional Information

Years Ended March 26, 2004 and March 28, 2003

CONTENTS

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Associated Grocers of Maine, Inc.

We have audited the accompanying consolidated balance sheets of Associated Grocers of Maine, Inc. and Subsidiaries as of March 26, 2004 and March 28, 2003 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Associated Grocers of Maine, Inc. and Subsidiaries as of March 26, 2004 and March 28, 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
May 7, 2004

ONE HUNDRED MIDDLE STREET, P.O. BOX 507, PORTLAND, MAINE 04112 • TELEPHONE 207-879-2100 • TELEFAX 207-774-1793 • WWW.BNNCPA.COM

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 26, 2004 and March 28, 2003

ASSETS

	2004	2003
Current assets:		
Cash and cash equivalents	$ 174,326	$ 161,143
Trade accounts receivable (less allowance for doubtful accounts of $184,661 in 2004 and $150,000 in 2003)	5,135,188	4,718,203
Notes receivable – members, current portion	279,287	257,216
Inventories	6,726,072	7,151,527
Inventories – supplies	106,713	109,288
Prepaid expenses	376,781	362,607
Income taxes refundable	–	39,680
Deferred taxes	324,700	286,000
Total current assets	13,123,067	13,085,664
Property, plant and equipment:		
Land and land improvements	157,369	157,369
Buildings	5,824,870	5,824,870
Automotive equipment	1,233,889	1,088,626
Office furniture and equipment	2,307,443	2,209,265
Warehouse equipment and information systems	5,402,212	5,358,707
	14,925,783	14,638,837
Less accumulated depreciation	9,689,068	8,952,112
	5,236,715	5,686,725
Construction in progress	97,538	95,146
	5,334,253	5,781,871
Other assets:		
Notes receivable – members (less allowance for doubtful accounts of $11,000 in 2004)	830,974	635,168
Investments in grocery cooperatives	279,218	279,218
Deferred finance costs, net	8,628	13,815
Other assets	30,000	–
	1,148,820	928,201
Total assets	$ 19,606,140	$ 19,795,736

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Current liabilities:		
Bank overdraft	$ 484,469	$ 471,368
Notes payable	4,530,000	3,000,000
Current portion of long-term debt	48,704	47,579
Accounts payable	3,035,280	3,487,501
Accrued expenses	1,048,201	1,073,306
Income tax payable	34,185	-
Total current liabilities	9,180,839	8,079,754
Other liabilities:		
Long-term debt – net of current portion	520,598	569,302
Deferred taxes	421,300	333,000
Total other liabilities	941,898	902,302
Capital deposits	6,714,540	8,132,785
Total liabilities	16,837,277	17,114,841
Stockholders' equity:		
Preferred stock – noncumulative; $2,500 stated value, authorized – 1,600 shares, issued – 386 shares (399 in 2003)	965,000	997,500
Preferred stock subscribed, and unissued	225,000	220,000
Common stock – $1,500 stated value, authorized – 800 shares, issued – 238 shares (244 in 2003)	357,000	366,000
Paid-in capital	227,459	233,621
Retained earnings	1,219,404	1,083,774
	2,993,863	2,900,895
Less: subscriptions receivable – preferred stock	225,000	220,000
	2,768,863	2,680,895
Total liabilities and stockholders' equity	$ 19,606,140	$ 19,795,736

See accompanying notes.

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

Years Ended March 26, 2004 and March 28, 2003

	2004	% of Sales	2003	% of Sales
Sales	$ 130,811,985	100.00%	$ 131,995,796	100.00%
Cost of sales	123,002,068	94.03	124,313,015	94.18
Less vendors' discounts	1,198,121	.92	1,221,514	.93
Net cost of sales	121,803,947	93.11	123,091,501	93.25
Gross profit	9,008,038	6.89	8,904,295	6.75
Other operating income:				
Service charges	3,435,383	2.63	3,607,434	2.73
Commission income	250,113	.19	228,755	.17
Advertising	811,373	.62	748,379	.56
Central billing/drop ship	694,856	.53	842,358	.63
Backhaul income	128,380	.10	129,000	.12
	5,320,105	4.07	5,555,926	4.21
Operating expenses:				
Labor – warehouse, handling and delivery	2,878,900	2.20	2,976,898	2.25
Trucks and trailers	1,097,553	.84	1,093,281	.83
Warehouse	311,676	.24	313,150	.24
Depreciation	773,508	.59	751,220	.56
Administrative	8,478,379	6.48	8,451,767	6.40
	13,540,016	10.35	13,586,316	10.28
Operating income	788,127	.61	873,905	.68
Other income (expense):				
Interest on savings and notes receivable	48,379	.04	20,066	.01
(Loss) on sale of property and equipment	–	–	(3,058)	–
Interest on members' accounts	(344,571)	(.26)	(414,990)	(.31)
Interest – other	(181,182)	(.14)	(236,986)	(.18)
	(477,374)	(.36)	(634,968)	(.48)
Income before income tax expense	310,753	.25	238,937	.18
Income tax expense	(126,900)	(.10)	(111,630)	(.08)
Net income	183,853	.15%	127,307	.10%
Other comprehensive income:				
Gain on derivative cash flow hedge	–		42,000	
Comprehensive income	$ 183,853		$ 169,307	
Basic and diluted earnings per common share	$ 630.85		$ 386.32	

See accompanying notes.

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended March 26, 2004 and March 28, 2003

	Preferred Stock	Preferred Subscribed	Common Stock	Paid-in Capital	Accumulated Other Compre-hensive Loss	Retained Earnings	Total
Balances at March 29, 2002	$ 1,050,000	$ 175,000	$ 367,500	$ 232,342	$ (42,000)	$ 1,008,649	$2,791,491
Add:							
Shares issued:							
Preferred stock	75,000	–	–	–	–	–	75,000
Common stock	–	–	43,500	29,783	–	–	73,283
Subscriptions:							
Preferred stock	–	125,000	–	–	–	–	125,000
Other comprehensive income	–	–	–	–	42,000	–	42,000
Net income	–	–	–	–	–	127,307	127,307
Deduct:							
Shares redeemed:							
Preferred stock	127,500	–	–	–	–	–	127,500
Common stock	–	–	45,000	28,504	–	2,307	75,811
Subscription redeemed:							
Preferred stock	–	27,500	–	–	–	–	27,500
Subscription collected:							
Preferred stock	–	52,500	–	–	–	–	52,500
Dividends paid	–	–	–	–	–	49,875	49,875
Balances at March 28, 2003	997,500	220,000	366,000	233,621	–	1,083,774	2,900,895
Add:							
Shares issued:							
Preferred stock	82,500	–	–	–	–	–	82,500
Common stock	–	–	30,000	20,540	–	–	50,540
Subscriptions:							
Preferred stock	–	75,000	–	–	–	–	75,000
Net income	–	–	–	–	–	183,853	183,853
Deduct:							
Shares redeemed:							
Preferred stock	115,000	–	–	–	–	–	115,000
Common stock	–	–	39,000	26,702	–	–	65,702
Subscriptions redeemed:							
Preferred stock	–	15,000	–	–	–	–	15,000
Subscriptions collected:							
Preferred stock	–	55,000	–	–	–	–	55,000
Dividends paid	–	–	–	–	–	48,223	48,223
Balances at March 26, 2004	$ 965,000	$ 225,000	$ 357,000	$ 227,459	$ –	$ 1,219,404	$2,993,863

See accompanying notes.

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended March 26, 2004 and March 28, 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 183,853	$ 127,307
Adjustments to reconcile net income		
to net cash provided (used) by operating activities:		
Depreciation	773,508	751,220
Amortization	5,187	5,187
Loss on sale of property, plant and equipment	–	3,058
Gain on sale of investments	–	(2,585)
Deferred taxes	49,600	106,000
(Increase) decrease in operating assets:		
Trade accounts receivable	(598,155)	372,230
Inventories	425,455	201,385
Inventories – supplies	2,575	34,982
Prepaid expenses	(14,174)	(23,926)
Income taxes refundable	39,680	(39,680)
Increase (decrease) in operating liabilities:		
Accounts payable	(452,221)	(273,491)
Accrued expenses	(25,105)	(205,410)
Income tax payable	34,185	–
Net cash provided by operating activities	424,388	1,056,277
Cash flows from investing activities:		
Disbursements on notes receivable members	(526,911)	(561,647)
Principal payments received on notes receivable members	309,034	200,123
Proceeds from sale of investments in grocery cooperatives	–	3,085
Purchase of investments in grocery cooperatives	–	(16,985)
Proceeds from sale of property and equipment	1,350	5,250
Purchase of property, plant and equipment	(327,240)	(490,406)
Other assets	(30,000)	–
Net cash used by investing activities	(573,767)	(860,580)
Cash flows from financing activities:		
Net borrowings (payments) under line-of-credit agreement and bank overdraft	1,543,101	(1,267,241)
Principal payments on long-term debt	(47,579)	(45,131)
Proceeds from issuance of preferred stock	17,500	70,956
Proceeds from issuance of common stock	50,540	73,283
Redemption of preferred stock	(115,000)	(127,500)
Redemption of common stock	(65,702)	(75,811)
Deposits to capital deposits	1,635,611	2,967,058
Withdrawals from capital deposits	(2,807,686)	(2,333,019)
Dividends paid	(48,223)	(49,875)
Net cash provided (used) by financing activities	162,562	(787,280)

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended March 26, 2004 and March 28, 2003

	2004	2003
Net increase (decrease) in cash and cash equivalents	$ 13,183	$ (591,583)
Cash and cash equivalents at beginning of year	161,143	752,726
Cash and cash equivalents at end of year	$ 174,326	$ 161,143
Supplemental disclosure of cash flow information:		
Cash paid during the year:		
Interest	$ 530,706	$ 691,650
Income taxes paid, net of refunds received	3,435	45,710
Supplemental disclosure of noncash investing and financing activities:		
Capital deposits were applied to trade accounts receivable and notes receivable – members as follows:		
Accounts receivable	$ 181,170	$ 209,059
Notes receivable	–	47,158
	$ 181,170	$ 256,217

During 2004, $75,000 of preferred stock was subscribed. The amount subscribed in 2003 was $125,000.

Additional preferred stock was issued in 2004 upon conversion of $65,000 of capital deposits. $4,044 was issued in 2003.

During 2003, a capital lease with a value of $158,484 was terminated along with property and equipment of the same value.

See accompanying notes.

1. Summary of Significant Accounting Policies

Operations

Associated Grocers of Maine, Inc. (the Association) is primarily in the business of buying, warehousing, shipping and billing groceries and related products to member stores which, according to the Association's Bylaws, are also stockholders of the Association. The Bylaws allow the Association to sell to nonmember stores, but only in such a way that a competitive advantage to the members is preserved. The Association operates throughout Maine, New Hampshire, Massachusetts and Vermont. The Association is not dependent on any individually significant customers or vendors.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Association conducts its business on a 52-53 week year. The years ended March 26, 2004 and March 28, 2003 each contained 52 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of the Association and its wholly-owned subsidiaries, Allied Insurance Agency of Maine, Inc. and A.G. Development Corp. All intercompany accounts and transactions have been eliminated in consolidation. Allied Insurance Agency of Maine, Inc. was formed to sell insurance to member-retailers, nonmembers and to the Association. A.G. Development Corp. was created as a separate entity for the purpose of owning, buying, renting and leasing retail grocery businesses, real estate, buildings, equipment, etc. A.G. Development Corp. had no assets or liabilities at March 26, 2004 and March 28, 2003, nor any substantial activity for the years then ended.

Inventories

Inventories, which consist of groceries and related products, are valued at the lower of cost or market, with cost determined on a first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line and accelerated methods over the respective useful lives.

1. Summary of Significant Accounting Policies (Continued)

Advertising

Advertising costs are charged to operations when incurred and approximated $65,000 for 2004 and 2003.

Revenue Recognition and Accounts Receivable

Revenue is recognized when the product is shipped. The customer has 24 hours to report a claim to return product. The returns, which are not material, are netted against sales revenue. The allowance for doubtful accounts is provided based on an analysis by management of the collectibility of outstanding balances. Management considers the age of outstanding balances and the creditworthiness of customers in determining the allowance for doubtful accounts.

The Association generates advertising revenue by providing retail stores and vendors with advertising services. Such revenue is recognized when the advertising is placed with the media.

Vendor discounts, which represent a reduction in the Association's purchase price, is recorded as a reduction to cost of sales, when the product is purchased.

Deferred Finance Costs

Costs incurred in connection with obtaining debt are being amortized over the life of the respective loan on a straight-line method.

Pension Plan

The Association has a deferred savings plan that covers substantially all the Association's non-union employees. The Association also contributes on behalf of its union employees to a union pension plan pursuant to a collectively bargained agreement. The Association's policy is to accrue pension costs as incurred.

Income Taxes

Income taxes are provided for based on financial statement income. Deferred income taxes arise from temporary differences in the basis of assets and liabilities for financial reporting and tax purposes. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent, depending on the periods in which the temporary differences are expected to reverse. Deferred assets and liabilities are adjusted for the effects of changes in the tax laws and rates on the date of enactment. The Association files a consolidated tax return which includes the income or losses for its subsidiaries.

1. Summary of Significant Accounting Policies (Continued)

Self-Insured Workers' Compensation

The Association participates in a self-insured worker's compensation insurance plan through an industry cooperative. Current funding levels by the Association and other participants in the cooperative are expected to be adequate to meet incurred claims.

Earnings Per Share

Basic and diluted earnings per share (EPS) are computed based on the weighted average number of common shares outstanding. The following is the reconciliation of the numerators and denominators of the basic and diluted EPS computation for the years ended:

	March 26, 2004			March 28, 2003		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income	$ 183,853	–	$ –	$ 127,307	–	$ –
Preferred stock – dividend	29,925	–	–	31,500	–	–
Basic and diluted EPS	$ 153,928	244	$630.85	$ 95,807	248	$ 386.32

The Association's calculation for basic and diluted EPS is the same, as there are no options or convertible securities outstanding.

Interest Rate Swap

During 2002, the Company used cash flow hedge accounting to account for an interest rate swap agreement. As of March 29, 2002, the Company had a liability of $70,000 as a result of the interest rate swap agreement. The fair value of the interest rate swap agreement at March 29, 2002 of $70,000 less related income tax effect of $28,000 had been recorded as a component of comprehensive income. The interest rate swap agreement expired in September 2002. The Company recognized $42,000 of other comprehensive income in 2003.

Statements of Cash Flows

For purposes of the statements of cash flows, the Association considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Reclassification

Certain items in 2003 financial statements have been reclassified to enhance comparison to the 2004 financial statements.

2. Cash

The Association maintains its cash accounts in three commercial banks. Accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At various times throughout the year, the Association has cash on deposit in excess of the FDIC coverage. The Association had $978,365 and $1,251,749 on deposit in excess of FDIC coverage at March 26, 2004 and March 28, 2003, respectively. The bank balance is higher than book due to outstanding checks.

3. Notes Receivable – Members

The Association has notes receivable with some members. The majority of these notes are secured by property and securities. Interest rates on the notes at March 26, 2004 range from 0% to 6%. (March 28, 2003 range from 0% to 6.25%).

The composition of notes receivable was as follows:

	2004	2003
Notes receivable	$1,110,261	$892,384
Less: current portion	279,287	257,216
	$ 830,974	$635,168

4. Investments In Grocery Cooperatives

The Association owned 2,942 Class C stock shares at March 26, 2004 and March 28, 2003, in Associated Wholesalers, Inc., a grocery and health and beauty care distribution cooperative based in Pennsylvania. The Association owned 194,614 shares at March 26, 2004 and March 28, 2003, of nonvoting common stock in Western Family Holding Company, the parent organization to Western Family Foods, Inc., a grocery distribution cooperative based in Oregon. These shares of Associated Wholesalers, Inc. and Western Family Holding Company are non-trading securities and carried at cost for financial statement purposes. Investments in grocery cooperatives are as follows:

	2004	2003
Associated Wholesalers, Inc.	$ 80,956	$ 80,956
Western Family Holding Company	194,713	194,713
Other grocery cooperatives	3,549	3,549
	$279,218	$279,218

5. Notes Payable

The notes payable were as follows:

	2004	2003
Fleet Bank:		
$6,000,000 line of credit with interest rates at London Interbank Offered Rate (LIBOR) plus 175 basis points for base borrowing (2.79% and 3.02% at March 26, 2004 and March 28, 2003) on $4,000,000 and 4% on the excess maturing September 30, 2004, secured by all corporate assets	$4,530,000	$3,000,000

The Association also has a revolving term loan in the amount of $2,000,000 for the purpose of lending to member stores. There was no outstanding balance as of March 26, 2004 and March 28, 2003.

Restrictive Covenants

The loan agreement relating to the Fleet Bank revolving term loan contains various covenants pertaining to maintenance of net worth with various financial ratios, capital expenditures, and other reporting requirements. As of March 26, 2004, the Association was in compliance with these covenants.

6. Long-Term Debt

Long-term debt was as follows:

	2004	2003
City of Gardiner, Maine:		
Urban Development Action Grant – secured by land, buildings, fixtures and equipment, interest rate 8% payable in quarterly installments of $23,200 through November 2005 with a balloon payment in 2006	$569,302	$614,297
Secured by a vehicle, interest rate 10%	–	2,584
	569,302	616,881
Less: current portion	48,704	47,579
	$520,598	$569,302

Maturities of long-term debt are as follows:

2005	$ 48,704
2006	520,598

7. Leases

The Association leases automotive equipment, computer and office equipment under operating leases with various terms. Rent expense approximated $944,000 for 2004 and $889,000 for 2003. The future minimum rental payments required under operating leases are approximately as follows:

2005	$ 656,000
2006	578,000
2007	540,000
2008	408,000
2009	182,000
Thereafter	298,000
Total minimum future rentals	$2,662,000

The automotive equipment leases contain requirements for possible additional mileage surcharges in addition to the amounts disclosed above. A portion of the lease payments for automotive equipment include payments for repairs and maintenance.

In connection with a member store's lease obligation on a retail building and equipment located in Skowhegan, Maine, the Association guarantees rental payments to a third party for $65,000 per year until 2006. The maximum exposure to the Association is $130,000.

8. Capital Deposits

In order to assure the Association of working capital and to provide security for credit extended to stockholders, each stockholder is required to invest in "capital deposits" of the Association to the extent of the member's capital deposit factor. The capital deposit factor is based upon three times each store's average total weekly purchases from the preceding year, up to $50,000 per store. Every member store is required to pay into its capital deposit account a minimum of 1% of its total purchases until such time that the store's capital deposit factor has been met.

For the years ended March 26, 2004 and March 28, 2003, interest was paid at the rate of 4.5% on the member's capital deposit factor after attaining one week's average weekly purchases, and at the average prime rate less .75% for the years ended March 26, 2004 and March 28, 2003, or the capital deposit factor rate (whichever is higher) for amounts in excess of the member's capital deposit factor (certificates of capital deposits).

If a stockholder sells his/her stock or otherwise ceases to be eligible for membership in the Association, his/her capital deposits become payable upon demand, with actual payment made approximately six weeks from the date of demand due to administrative requirements.

8. Capital Deposits (Continued)

Detail of capital deposits was as follows:

	2004	2003
Capital deposits	$6,714,540	$7,879,505
Certificates of capital deposits, one-year term, rate of 4.5% in 2003	-	253,280
	$6,714,540	$8,132,785

9. Stockholders' Equity

A requirement of the Association is that the preferred and common stock of Associated Grocers of Maine, Inc. owned by each member be pledged to the Association for security of that member's accounts receivable. The members are required to purchase one share of common stock (Class A) upon joining the organization at a par value of $1,500 and an additional $1,027 of paid-in capital. Upon termination of a membership, a stockholder shall not sell or otherwise dispose of his or her stock unless such stockholder has, at least thirty days previous thereto, offered in writing to sell such stock to the Association at a price equal to the current purchase price established by the Board of Directors, and such offer has not been accepted by the Association within said period.

The Association authorized 1,600 shares of nonvoting, preferred (Class B) stock at a par value of $2,500 each with a noncumulative dividend preference not to exceed 12%. Any dividends on all stock may be applied to the member's capital deposit account.

Members are required to purchase two shares of the preferred stock. Members have the option of purchasing the stock outright or may have funds transferred from their capital deposit accounts. If funds are transferred from the capital deposit accounts, members are required to replenish their accounts up to their factors by weekly payments equal to 1% of their purchases.

As of March 26, 2004, 90 shares of preferred stock were subscribed by member-stores in the amount of $225,000 (88 shares in the amount of $220,000 at March 28, 2003).

10. Benefit Plans

The Association's defined contribution plan for the union requires a per hour contribution for employees in 2004 and 2003 (not to exceed 40 hours per week), respectively.

The Association has a deferred savings 401(k), plan, which covers eligible non-union employees. The Association will match up to the first 3.5% of the employee compensation.

Total benefit plan expense for 2004 and 2003 was $322,283 and $326,961, respectively.

11. Income Taxes

Income tax expense (benefit) was as follows:

	2004			2003		
	Current	Deferred	Total	Current	Deferred	Total
Federal	$60,507	$39,700	$100,207	$ (143)	$ 85,000	$ 84,857
State	16,793	9,900	26,693	5,773	21,000	26,773
	$77,300	$49,600	$126,900	$ 5,630	$106,000	$111,630

The Association's effective income tax rate is different than would be expected if the federal statutory rate was applied to income from operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

A reconciliation of income tax expense at the statutory federal rate of 34% to income tax expense at the Association's effective rate is as follows:

	2004	2003
Computed tax at the expected statutory rate	$105,656	$ 81,238
State taxes, net of federal benefits	17,028	17,670
Other	4,216	12,722
	$126,900	$111,630

Deferred income taxes reflect the net tax effects of temporary differences between the financial statement carrying amount of assets and liabilities and the amounts used for income tax purposes and are attributable to the following:

	2004	2003
Deferred tax asset:		
Trade accounts receivable and notes receivable	$ 82,100	$ 60,000
Inventories	93,000	89,000
Accrued compensated absences	149,600	134,000
Net operating loss carryforward	–	3,000
Total gross deferred tax asset	324,700	286,000
Deferred tax liabilities:		
Depreciation	(421,300)	(333,000)
Net deferred tax liability	$ (96,600)	$ (47,000)

11. Income Taxes (Continued)

The net deferred tax assets (liability) in the accompanying balance sheets consist of the following components:

	2004	2003
Deferred tax assets – current	$ 324,700	$ 286,000
Deferred tax liability – noncurrent	(421,300)	(333,000)
Net deferred tax liability	$ (96,600)	$ (47,000)

Management of the Association believes it is more likely than not that the deferred tax asset can be realized through the Association's ability to generate taxable income in the future. Therefore no valuation allowance is necessary on March 26, 2004 and March 28, 2003.

12. Related Party Transactions

Board of Directors

Directors' fees and travel reimbursement paid to the Board of Directors amounted to approximately $64,000 for the years ended March 26, 2004 and March 28, 2003.

The Association has notes receivables with certain board members of $449,503 and $151,846, as of March 26, 2004 and March 28, 2003, respectively. (See note 3)

13. Segment Reporting

The Association has addressed the reporting requirements under Financial Accounting Standards Statements (FASB) No. 131, *Disclosures about Segments of an Enterprise*, and related information and has classified its operations into reportable segments that provide different products or services. Separate management of each segment is required because each business unit is subject to different marketing, distribution and service strategies. Reportable segments are as follows:

2004	A.G. 1	Allied 2	Eliminations	Total
External:				
Sales	$ 130,811,985	$ –	$ –	$ 130,811,985
Service Charges	3,426,934	16,489	(8,040)	3,435,383
Commission income	–	299,528	(49,415)	250,113
Advertising	811,373	–	–	811,373
Central billing/drop ship	694,856	–	–	694,856
Backhaul income	128,380	–	–	128,380
Intersegment revenue	–	57,455	(57,455)	–
Interest expense	533,793	–	(8,040)	525,753
Depreciation and amortization	771,517	1,991	–	773,508
Profit (loss)	183,853	109,363	(109,363)	183,853
Assets	20,465,763	1,057,555	(1,917,178)	19,606,140
Expenditures for long-lived assets	327,240	–	–	327,240
2003				
External:				
Sales	131,995,796	–	–	131,995,796
Service Charges	3,600,429	15,045	(8,040)	3,607,434
Commission income	–	273,605	(44,850)	228,755
Advertising	748,379	–	–	748,379
Central billing	842,358	–	–	842,358
Backhaul income	129,000	–	–	129,000
Intersegment revenue		52,890	(52,890)	–
Interest expense	660,016		(8,040)	651,976
Depreciation and amortization	753,755	2,652	–	756,407
Profit (loss)	127,307	75,793	(75,793)	127,307
Assets	20,562,800	949,309	(1,716,373)	19,795,736
Expenditures for long-lived assets	490,406	–	–	490,406

13. Segment Reporting (Continued)

Reportable segment 1 consists of Associated Grocers of Maine, which primarily derives its revenue from the wholesale distribution of groceries. Segment 2 consists of Allied Insurance Agency of Maine, Inc., which derives its commission revenues from sales of insurance to member stores and others. A.G. Development had no activities or assets as of and for the years ended March 26, 2004 and March 28, 2003. The accounting policies applied by each of the segments are the same as those used by the Association.

14. Concentrations

All of the Association's truck drivers, warehousemen and helpers are covered by a union contract that expires on August 31, 2006.

15. Fair Value of Financial Instruments

The Association's financial instruments, other than long-term debt, consist of cash and cash equivalents, receivables and payables, all of which have fair values substantially equal to carrying values due to their short-term nature. The fair value of the Company's long-term debt also approximates its carrying value.

ADDITIONAL INFORMATION

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON CONSOLIDATING AND ADDITIONAL INFORMATION

The Board of Directors
Associated Grocers of Maine, Inc.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the basic consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual companies and is not a required part of the basic consolidated financial statements. The consolidating information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
May 7, 2004

One Hundred Middle Street P.O. Box 507, Portland, Maine 04112 • Telephone 207-879-2100 • Telefax 207-774-1793 • www.bnncpa.com

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

March 26, 2004 with Comparative Information for March 28, 2003

ASSETS

	Consolidating Information		
	Associated Grocers	Allied Insurance Agency	Elimination
Current assets:			
Cash and cash equivalents	$ 14,329	$ 159,997	$ –
Trade accounts receivable (less allowance for doubtful accounts of $184,661 in 2004 and $150,000 in 2003)	5,113,814	76,090	(54,716)
Accounts receivable – affiliate	–	806,203	(806,203)
Notes receivable – members, current portion	279,287	–	–
Inventories	6,726,072	–	–
Inventories – supplies	106,713	–	–
Prepaid expenses	373,030	3,751	–
Income taxes refundable	–	–	–
Deferred taxes	324,700	–	–
Total current assets	12,937,945	1,046,041	(860,919)
Property, plant and equipment:			
Land and land improvements	157,369	–	–
Buildings	5,824,870	–	–
Automotive equipment	1,233,889	–	–
Office furniture and equipment	2,214,654	92,789	–
Warehouse equipment and information systems	5,402,212	–	–
	14,832,994	92,789	–
Less accumulated depreciation	9,607,793	81,275	–
	5,225,201	11,514	–
Construction in progress	97,538	–	–
	5,322,739	11,514	–
Other assets:			
Notes receivable	830,974	–	–
Investment with grocery cooperatives	279,218	–	–
Deferred finance costs, net	8,628	–	–
Investment in subsidiaries	1,056,259	–	(1,056,259)
Other assets	30,000	–	–
	2,205,079	–	(1,056,259)
Total assets	$ 20,465,763	$1,057,555	$(1,917,178)

SCHEDULE 1

Consolidated	
2004	2003
$ 174,326	$ 161,143
5,135,188	4,718,203
–	–
279,287	257,216
6,726,072	7,151,527
106,713	109,288
376,781	362,607
–	39,680
324,700	286,000
13,123,067	13,085,664
157,369	157,369
5,824,870	5,824,870
1,233,889	1,088,626
2,307,443	2,209,265
5,402,212	5,358,707
14,925,783	14,638,837
9,689,068	8,952,112
5,236,715	5,686,725
97,538	95,146
5,334,253	5,781,871
830,974	635,168
279,218	279,218
8,628	13,815
–	–
30,000	–
1,148,820	928,201
$ 19,606,140	$ 19,795,736

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

March 26, 2004 with Comparative Information for March 28, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

	Consolidating Information		
	Associated Grocers	Allied Insurance Agency	Elimination
Current liabilities:			
Bank overdraft	$ 484,469	$ –	$ –
Notes payable	4,530,000	–	–
Current portion of long-term debt	48,704	–	–
Accounts payable	3,090,245	1,296	(56,261)
Accounts payable – affiliate	804,658	–	(804,658)
Accrued expenses	1,048,201	–	–
Income tax payable	34,185	–	–
Total current liabilities	10,040,462	1,296	(860,919)
Other liabilities:			
Long-term debt – net of current portion	520,598	–	–
Deferred taxes	421,300	–	–
	941,898	–	–
Capital deposits	6,714,540	–	–
Total liabilities	17,696,900	1,296	(860,919)
Stockholders' Equity:			
Preferred stock – noncumulative	965,000	–	–
Preferred stock subscribed	225,000	–	–
Common stock	357,000	10,000	(10,000)
Paid-in capital	227,459	–	–
Retained earnings	1,219,404	1,046,259	(1,046,259)
	2,993,863	1,056,259	(1,056,259)
Less: subscriptions receivable – preferred stock	225,000	–	–
	2,768,863	1,056,259	(1,056,259)
Total liabilities and stockholders' equity	$ 20,465,763	$1,057,555	$(1,917,178)

SCHEDULE 1
(CONTINUED)

Consolidated	
2004	2003
$ 484,469	$ 471,368
4,530,000	3,000,000
48,704	47,579
3,035,280	3,487,501
–	–
1,048,201	1,073,306
34,185	–
9,180,839	8,079,754
520,598	569,302
421,300	333,000
941,898	902,302
6,714,540	8,132,785
16,837,277	17,114,841
965,000	997,500
225,000	220,000
357,000	366,000
227,459	233,621
1,219,404	1,083,774
2,993,863	2,900,895
225,000	220,000
2,768,863	2,680,895
$ 19,606,140	$ 19,795,736

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Year Ended March 26, 2004 with Comparative Information for the Year Ended March 28, 2003

	Consolidating Information		
	Associated Grocers	Allied Insurance Agency	Elimination
Sales	$ 130,811,985	$ –	$ –
Cost of sales	123,002,068	–	–
Less vendors' discounts	1,198,121	–	–
Net cost of sales	121,803,947	–	–
Gross profit	9,008,038	–	–
Other operating income:			
Service charges	3,426,964	16,459	(8,040)
Commission income	–	299,528	(49,415)
Advertising	811,373	–	–
Central billing/drop ship	694,856	–	–
Backhaul income	128,380	–	–
	5,061,573	315,987	(57,455)
Operating expenses:			
Labor – warehouse, handling and delivery	2,878,900	–	–
Trucks and trailers	1,097,553	–	–
Warehouse	311,676	–	–
Depreciation	771,517	1,991	–
Administrative	8,323,161	204,633	(49,415)
	13,382,807	206,624	(49,415)
Operating income	686,804	109,363	(8,040)
Other income (expense):			
Interest on savings and notes receivable	48,379	–	–
Loss on sale of property and equipment	–	–	–
Interest on members' accounts	(344,571)	–	–
Interest – other	(189,222)	–	8,040
	(485,414)	–	8,040
Income before income taxes and equity in income of subsidiaries	201,390	109,363	–
Income taxes	(126,900)	–	–
Income before equity in income of subsidiaries	74,490	109,363	–
Equity in income of subsidiaries	109,363	–	(109,363)
Net income	183,853	109,363	(109,363)
Other comprehensive income:			
Gain on derivative cash flow hedge	–	–	–
	$ 183,853	$ 109,363	$ (109,363)

SCHEDULE 2

Consolidated	
2004	2003
$ 130,811,985	$ 131,995,796
123,002,068	124,313,015
1,198,121	1,221,514
121,803,947	123,091,501
9,008,038	8,904,295
3,435,383	3,607,434
250,113	228,755
811,373	748,379
694,856	842,358
128,380	129,000
5,320,105	5,555,926
2,878,900	2,976,898
1,097,553	1,093,281
311,676	313,150
773,508	751,220
8,478,379	8,451,767
13,540,016	13,586,316
788,127	873,905
48,379	20,066
–	(3,058)
(344,571)	(414,990)
(181,182)	(236,986)
(477,374)	(634,968)
310,753	238,937
(126,900)	(111,630)
183,853	127,307
–	–
183,853	127,307
–	42,000
$ 183,853	$ 169,307

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATING SCHEDULE OF ADMINISTRATIVE EXPENSES

March 26, 2004 with Comparative Information for March 28, 2003

	Consolidating Information		
	Associated Grocers	Allied Insurance Agency	Elimination
Administrative and office salaries	$ 3,291,033	$ 114,674	$ –
Data processing salaries	259,576	–	–
Commission expense	–	21,281	–
Janitorial expense	55,263	–	–
Supplies	194,155	1,605	–
Insurance	1,804,471	16,890	(49,415)
Utilities	508,303	–	–
Payroll taxes	482,969	10,248	–
Municipal and other taxes	280,475	126	–
Rent	134,450	9,984	–
Maintenance and repairs	22,270	–	–
Travel and entertainment	251,925	1,585	–
Professional	236,970	5,200	–
Amortization	5,187	–	–
Union pension plan	101,209	–	–
Pension plan – other	216,368	4,706	–
Data processing supplies and expense	165,842	–	–
Sales service expense and postage	26,639	–	–
Contributions	2,850	–	–
Bad debt expense	52,083	1,362	–
Dues and subscriptions	35,370	1,552	–
Advertising	63,584	1,696	–
Miscellaneous	132,169	13,724	–
Total	$ 8,323,161	$ 204,633	$ (49,415)

SCHEDULE 3

Consolidated			
2004	% Sales	2003	% Sales
$ 3,405,707	2.60	$ 3,398,831	2.57
259,576	.20	280,432	.21
21,281	.02	24,131	.02
55,263	.04	60,581	.05
195,760	.15	219,148	.17
1,771,946	1.36	1,818,144	1.38
508,303	.39	525,328	.40
493,217	.38	508,247	.38
280,601	.21	222,993	.17
144,434	.11	148,323	.11
22,270	.02	27,870	.02
253,510	.19	241,582	.18
242,170	.19	307,305	.23
5,187	–	5,187	–
101,209	.08	106,890	.08
221,074	.17	220,071	.17
165,842	.13	157,146	.12
26,639	.02	31,860	.02
2,850	–	3,340	–
53,445	.04	(63,508)	(.05)
36,922	.03	26,507	.02
65,280	.05	64,990	.05
145,893	.10	116,369	.09
$ 8,478,379	6.48	$ 8,451,767	6.40

PART III—EXHIBITS

Item 1. Index to Exhibits

2. Charter and Bylaws:

(a) Articles of Incorporation of Associated Grocers of Maine, Inc., as amended to date.

(b) Bylaws of Associated Grocers of Maine, Inc., as amended to date

3. Instruments defining the rights of security holders:

(a) See items 2(a) and (b) above.

(b) Form of Rescission Letter to purchasers of Company securities between March 28, 2003 and September 16, 2003.

6. Material agreements to which Associated Grocers of Maine, Inc. is a party:

(a) Master Loan and Security Agreement with Fleet National Bank, dated as of May 12, 1998.

(i) First Amendment to Master Loan and Security Agreement, dated as of October 26, 2000.

(ii) Second Amendment to Master Loan and Security Agreement, dated as of October 24, 2002.

(b) Indenture and Loan Agreement with the City of Gardiner, Maine, dated as of May 7, 1985.

(i) Second Security Agreement with the City of Gardiner, Maine, dated as of May 7, 1985;

(ii) Second Mortgage with the City of Gardiner, Maine, dated as of May 7, 1985;

(iii) UDAG Grant Agreement between the City of Gardiner, Maine and the Secretary of Housing and Urban Development, dated December 3, 1984.

(c) Commercial Loan Agreements with the following parties:

(i) Wheaton & McLaughlin, Inc., d/b/a Princeton Food Mart, dated as of October 8, 2001;

(ii) Falls Retail, Inc., d/b/a Falls Market, dated as of October 8, 2001;

(iii) Downeast Retail Corp., d/b/a Elmer's Food Mart, dated as of October 8, 2001;

(iv) Rake, Inc., d/b/a Woodland Food Mart, dated as of October 8, 2001;

(v) Coastal Retail Corp., d/b/a Southwest Food Mart, dated as of October 8, 2001;

(vi) KARP, Inc., dated as of June 16, 2003;

(vii) The Umbrella Factory, dated as of January 20, 2004;

(viii) Williams Development, Inc., d/b/a The Main Street Market, dated as of February 21, 2003.

(d) Employment Agreement entered into with Michael E. Westort, dated as of February 18, 2003.

10(a). Consent of Baker Newman and Noyes LLC

11. Opinion of Pierce Atwood regarding legality of securities and other matters.

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on June 30, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By: ______________________
Michael E. Westort, its President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael Westort, President and Chief Executive Officer

____
Thomas Barber, Director

____
Charles O'Brien, Director

____
John Beaupre, Director

____
Vernon Seile, Director

____
Craig Burgess, Director

____
David Sleeper, Director

____
Wayne Crandall, Director

____
Paul Trusiani, Director

____
Frederick Crowe, Director

____
Arthur Markos, Director

____
Barry McCormick, Director

This offering statement has been signed by the following person in the capacity and on the date indicated above.

Ronald Cloutier, Chief Financial Officer

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on June 30, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:____________________________
Michael E. Westort, its President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael Westort, President and Chief Executive Officer

Thomas Barber
Thomas Barber, Director

____
Charles O'Brien, Director

____
John Beaupre, Director

____
Vernon Seile, Director

____
Craig Burgess, Director

____
David Sleeper, Director

____
Wayne Crandall, Director

____
Paul Trusiani, Director

____
Frederick Crowe, Director

____
Arthur Markos, Director

____
Barry McCormick, Director

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on June 30, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:____________________________
Michael E. Westort, its President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael Westort, President and Chief Executive Officer

Thomas Barber, Director	Charles O'Brien, Director
John Beaupre, Director	Vernon Seile, Director
Craig Burgess, Director	David Sleeper, Director
Wayne Crandall, Director	Paul Trusiani, Director
Frederick Crowe, Director	
Arthur Markos, Director	
Barry McCormick, Director	

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on June 30, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:__________________________

Michael E. Westort, its President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____

Michael Westort, President and Chief Executive Officer

Thomas Barber, Director

John Beaupre, Director

Craig Burgess, Director

Wayne Crandall, Director

Frederick Crowe, Director

Arthur Markos, Director

Barry McCormick, Director

Charles O'Brien, Director

Vernon Seile, Director

David Sleeper, Director

Paul Trusiani, Director

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on June 30, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:____________________________
Michael E. Westort, its President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Michael Westort, President and Chief Executive Officer

Thomas Barber, Director

Charles O'Brien, Director

John Beaupre, Director

Vernon Seile, Director

Craig Burgess, Director

David Sleeper, Director

Wayne Crandall, Director

Paul Trusiani, Director

Frederick Crowe, Director

Arthur Markos, Director

Barry McCormick, Director

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on June 30, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:____________________________
Michael E. Westort, its President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Michael Westort, President and Chief Executive Officer

Thomas Barber, Director

Charles O'Brien, Director

John Beaupre, Director

Vernon Seile, Director

Craig Burgess, Director

David Sleeper, Director

Wayne Crandall, Director

Paul Trusiani, Director

Frederick Crowe, Director

Arthur Markos, Director

Barry McCormick, Director

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on June 30, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:________________________
Michael E. Westort, its President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael Westort, President and Chief Executive Officer

____
Thomas Barber, Director

____
Charles O'Brien, Director

____
John Beaupre, Director

____
Vernon Seile, Director

____
Craig Burgess, Director

____
David Sleeper, Director

____
Wayne Crandall, Director

____
Paul Trusiani, Director

____
Frederick Crowe, Director

____
Arthur Markos, Director

____
Barry McCormick, Director

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on June 30, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:____________________________
Michael E. Westort, its President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Michael Westort, President and Chief Executive Officer

Thomas Barber, Director

Charles O'Brien, Director

John Beaupre, Director

Vernon Seile, Director

Craig Burgess, Director

David Sleeper, Director

Wayne Crandall, Director

Paul Trusiani, Director

Frederick Crowe, Director

Arthur Markos, Director

Barry McCormick, Director

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on June 30, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:____________________________
Michael E. Westort, its President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael Westort, President and Chief Executive Officer

____
Thomas Barber, Director

____
John Beaupre, Director

____
Craig Burgess, Director

____
Wayne Crandall, Director

____
Frederick Crowe, Director

____
Arthur Markos, Director

____
Barry McCormick, Director

____
Charles O'Brien, Director

____
Vernon Seile, Director

____
David Sleeper, Director

____
Paul Trusiani, Director

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on June 30, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By:____________________________
Michael E. Westort, its President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Michael Westort, President and Chief Executive Officer

Thomas Barber, Director	Charles O'Brien, Director
John Beaupre, Director	Vernon Seile, Director
Craig Burgess, Director	David Sleeper, Director
Wayne Crandall, Director	Paul Trusiani, Director
Frederick Crowe, Director	
Arthur Markos, Director	
Barry McCormick, Director	

Exhibit 6(b)

INDENTURE AND LOAN AGREEMENT

TABLE OF CONTENTS

INDENTURE AND LOAN AGREEMENT

AGREEMENT made this 7th day of May, 1985 by and between the Inhabitants of the City of Gardiner (herein referred to as "Lender"), a Maine municipal corporation located in the County of Kennebec and State of Maine and Associated Grocers of Maine, Inc. of South Gardiner, County of Kennebec and State of Maine (herein referred to as "Borrower");

WHEREAS, Borrower owns a certain 123 acre tract of land and buildings thereon in the City of Gardiner, County of Kennebec and State of Maine being more particularly described in a Second Mortgage of even date herewith (herein referred to as the "Second Mortgage") from Borrower to Lender. Borrower owns certain equipment or is purchasing other equipment being more particularly described in a Second Security Interest of even date herewith (herein referred to as the "Second Security Interest"), (said real estate together with all buildings, fixtures and other improvements now or hereafter erected, constructed or located thereon and said equipment, being herein sometimes called the "Premises");

WHEREAS, Borrower intends to construct a warehouse, office and distribution facility on the Premises and to purchase certain equipment, such construction and purchase of equipment being herein referred to as the "Project", in accordance with the plans and specifications listed on Exhibit "A" attached hereto (herein referred to as the "Plans");

WHEREAS, Lender has agreed to make and Borrower has agreed to accept a loan (herein referred to as the "Loan") for the Project in an amount not exceeding One Million Dollars ($1,000,000), to be evidenced by Borrower's promissory note in such amount (herein referred to as the "Second Note", to be secured by the Second Mortgage and the Second Security Interest);

WHEREAS, within 30 days of the execution of this Agreement, the Borrower will execute and deliver to Lender the Second Note, the Second Mortgage, the Second Security Interest and certain other instruments and documents required by the Lender as a condition precedent to the making of the Loan (the Second Note, the Security Mortgage, the Second Security Interest, this Agreement, and all such other instruments and documents being collectively referred to herein as the Loan "Instruments");

WHEREAS, Lender has approved and issued Industrial Development Bonds (IDB's) in the sum of $6,000,000, which funds will be borrowed by Borrower to finance the construction of the buildings for the Project and to partially finance the purchase of equipment, which loan is secured by a Mortgage Indenture of

Trust and Agreement, on the Premises dated December 1, 1984, recorded in the Kennebec County Registry of Deeds, Book 2760, Page 49; (herein referred to as the "First Loan").

WHEREAS, Lender requires additional capital to purchase the equipment required for the Project;

WHEREAS, the Lender has been awarded an Urban Development Action Grant in the amount of $1,000,000 from the United States Department of Housing and Urban Development (UDAG Grant Number B/85/AB/23/0042) with a preliminary approval date as of November 7, 1984, (herein referred to as the "UDAG Grant");

WHEREAS, the execution of this Agreement is a condition of the Lender making the Loan of the UDAG Grant to Borrower;

THEREFORE, in consideration of the foregoing Recitals and the respective agreements and undertakings of the parties, Lender and Borrower agree as follows:

1. Construction. As consideration for periodic advances of the proceeds of the Note in accordance with terms hereof, Borrower agrees as follows:

(a) To construct the Project on the premises in complete accordance with the Plans;

(b) To construct the Project using first-class workmanship and materials of the quality called for by the Plans, in accordance with all restrictions, agreements, and governmental requirements applicable to or affecting the Project;

(c) To commence construction of the Project forthwith, to diligently proceed with construction and to complete the Project on or before February 1, 1986 (such date being hereinafter referred to as the "Completion Date");

(d) To comply with the terms of all contracts for construction of the Project and any surety bonds issued in connection therewith, and to give Lender immediate notice of any non-compliance by any party under said contracts or bonds;

(e) To keep the premises, buildings and improvements, and all materials stored on the premises free from recorded mechanics' liens, other liens and claims of record except the First Loan whether inferior or superior to the Second Mortgage and to keep all buildings, improvements and materials on the Premises in good repair and insured against loss by fire and other casualty to any amount and by such companies as shall be satisfactory to the Lender, and maintain such insurance for the benefit of and second payable in the case of loss to Lender, with disbursement or disposition of any insurance proceeds to be made by Lender in accordance with the terms of the Second Mortgage. Borrower shall provide Lender with a certificate of such insurance;

(f) To furnish waivers of liens or claims upon the Premises and the buildings, improvements or materials thereon and such other surveys, releases and assurances as Lender from time to time may deem necessary or may request for its protection, including surety bonds or other assurances or performances and payment by Borrower and any contractors, subcontractors or materialmen.

(g) To pay when due all indebtedness evidenced by the Second Note or arising in connection with the Loan and to otherwise comply with all terms and conditions set forth in this Agreement, this Second Note and the Second Mortgage and all other Loan Instruments.

(h) To maintain books, records and other documents at its office relating directly to the receipt and disbursement of Loan funds;

(i) To furnish Lender, upon its request, the following documents when related to the expenditure of UDAG funds: executed copies of all construction contracts and subcontracts, change orders, invoices, bonds, estimates with respect to said construction; and also upon its request to give sworn statements setting forth names of contractors, subcontractors, and all others furnishing labor, materials and services to said construction, including amounts due, amounts paid and total contract prices; and Borrower agrees not to change or alter any of the same without Lender's prior written consent.

(j) To furnish to Lender, at Borrower's cost, updated title opinions for each periodic advance of proceeds for construction as completed in stages, as Lender may require during the construction period in order for Lender to assure itself that title to the mortgaged Premises remains clear of record and free of any title defects, encumbrances or liens; it being understood that if any title defects, encumbrances or liens arise with respect to said Premises, any such occurrence shall constitute a breach or default herein by Borrower.

2. <u>Construction Schedule.</u> Borrower shall submit to Lender a construction progress schedule in a form satisfactory to Lender and thereafter, on demand of Lender, construction progress reports showing the then present status of construction. If construction progress reports reflect a substantial deviation from the construction progress schedule initially submitted to Lender, Borrower shall augment Borrower's construction reports with detailed explanations of

such deviation and of the specific corrective steps which Borrower proposes to take in response thereto.

3. Consultants and Inspections. Lender's routine periodic inspections of the progress of construction of the Project will be conducted at its own expense. If at any time and from time to time, Lender determines, in the exercise of its sole discretion, that additional information is required for purposes hereof, Lender may nevertheless require that construction of the Project be the subject of additional architectural, engineering, construction or accounting inspections and reports, and in such event, the expenses thereof shall be paid by Borrower. Lender, its agents, consultants and employees shall have unrestricted access to the Project and to the Plans, construction contracts, and Borrower's books and accounts, so far as they relate to the UDAG funds expended for the Project, for the purpose of determining compliance with this Agreement. The function of Lender's consultants shall be solely to assist Lender, and Lender, its agents, consultants and employees shall not be liable for any loss, claim, or damage which may arise as a result of negligence, defective or inappropriate design, materials, workmanship, and supervision or from any other loss, claim or damage arising in connection with the Project. Borrower agrees to hold Lender, its agents, consultants and employees harmless and to indemnify Lender, its agents, consultants and employees from any such loss, claim or damage.

4. Loan Advances Generally. Lender's obligation to advance funds hereunder shall be subject to the following general conditions, and Lender's obligation to advance funds for construction costs and other costs shall be further subject to special conditions set forth in Paragraph 5 of this Agreement.

(a) Except as otherwise specifically provided herein, advances shall only be made pursuant to Borrower's signed, written requisition.
(b) No advances may be made until Borrower has furnished Lender with: (1) an ALTA policy for mortgage insurance, in the full amount of the UDAG Loan and (2) a Builder's Risk and Fire Insurance policy duly endorses to indicated Lender as a second payable insured mortgagee.
(c) After closing of the Loan, Lender shall not be required to make advances more frequently than monthly.
(d) Advances shall only be made for the purposes and categories of costs delineated in the "Project Budget-Summary of Projected Expenditures," set forth in Exhibit D to the UDAG Agreement, and, unless otherwise agreed by Lender, advances for any particular category of cost shall be limited to the

amount set forth in said exhibit. Advances shall be made payable directly to Borrower. In the event of default hereunder, Lender may, at its sole option, make direct payments as set forth in Paragraph 7 hereof.

(e) In the event Lender determines, at any time and from time to time, that the undisbursed balance of the Loan proceeds is insufficient to pay in full for completion of development of the Project, Lender may withhold any further disbursements of the Loan proceeds and require that the Borrower deposit with Lender such sum of money to be credited to the Loan account, as will in the sole judgment of the Lender bring the undisbursed balance of the Loan account to an amount which is sufficient to complete the development of the Project.

(f) Lender shall have a reasonable time, not exceeding seven (7) business days after receipt of any requisition, completely and properly submitted, to make such inquiry (as Lender in its sole discretion shall deem appropriate) into compliance with the requirements set forth in this Paragraph 4 and, if applicable, the conditions set forth in Paragraph 5 of this Agreement. Lender shall not be required to advance funds so requisitioned if it reasonably concludes that such requirements or conditions have not been met.

(g) Lender shall have no obligation to make advances hereunder if Borrower is then in default of this Agreement, or the Second Note, the Second Mortgage, the Second Security Agreement.

(h) Unless and until Borrower has posted or deposited with Lender security in such form and amount as Lender may, in its sole judgment deem adequate, Lender shall have no obligations to make advances hereunder if there are legal actions or other proceedings pending or threatened which may adversely affect the Project or if there are notices appearing of record of any contract, lien or encumbrance affecting all or any portion of the Premises, the Project or the materials and equipment to be incorporated therein or thereon.

(i) Lender shall have no obligation to make advances hereunder if there are any violations of any agreements, restrictions or other encumbrances, or of any building, zoning or environmental laws, or of any other laws, rules, permits, or regulations relating to or affecting the Premises, or if the Project has been materially damaged by fire or other casualty, or if the Premises or a material portion thereof has been taken by eminent domain.

5. Advances for Construction Costs. Requisitions for advances for the payment of construction costs shall be subject to the general conditions set forth in Paragraph 4 of this Agreement, and shall, in addition, be subject to the following special conditions:

(a) Advances shall only for the purpose of partially financing the purchase and installation of capital equipment for the Project, up to the amounts set forth in Exhibit D of the UDAG Agreement and the amounts in Exhibit D to the UDAG grant for non-construction costs.

(b) Except for final payment, each requisition for payment of construction costs shall be approved and signed by Borrower and shall be accompanied by (i) an Application and Certificate for Payment (prepared on AIA Document G702 and G703 or such other form as Lender may approve certified by an architect, construction manager or other certifying official acceptable to Lender and (ii) lien waivers from the Contractor to the date of requisition, and all subcontractors and materialmen with respect to amounts due to the date of the immediately proceding requisition;

(c) Lender shall be obligated to only make advances after Borrower has expended not less than $600,000 of private fund or funds from the First Loan. Thereafter said advances by Lender shall not exceed the ratio of $1.00 to every $5.40 of private or First Loan funds expended by the Borrower.

(d) At the request of Lender, certified copies stating the total disbursement of UDAG funds and First Loan or other private funds shall be provided by (1) Borrower and (2) the Trustee for the First Loan, as defined in Paragraph 6(b). Such certifications shall be provided to Lender for the purpose of verifying that Borrower has maintained the required disbursement ration of UDAG funds to private funds.

(e) Lender reserves the right which it may or may not exercise in its sole discretion to independently verify the accuracy of any matters certified to Lender by the Borrower or the Trustee pursuant to the terms of Paragraph 4 or Paragraph 5 of this Agreement.

6. First Mortgage.

(a) Lender agrees that its Second Mortgage and Second Security Agreement are to be subordinate to a Coordinate First Mortgage and First Security Agreement (i.e. the "Mortgage Indenture of Trust and Agreement") granted by the Borrower to the City of Gardiner, the Trustee and the LOC Bank, as defined in subparagraph (b) hereinbelow, in the amount of six million dollars

($6,000,000) plus any accrued interest, legal fees and any other disbursements made for the Project which are not paid for by Borrower plus further advances by the Bond Purchaser, as defined in subparagraph (b) hereinbelow, which are invested in the Project and are required for its completion.

(b) For purposes of this Agreement, unless otherwise noted, the following definitions are applicable:
"Trustee" means The First National Bank of Boston, Boston, Massachusetts.
"LOC Bank" means the State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts.
"Bond Purchaser" means the institution or entity that purchased the bonds on the issue date.

7. Sale, Refinancing of First Loan.

(a) In the event that the Borrower sells or transfers any interest in the parcel of land or the buildings thereon which are part of the Second Mortgage or sells or transfers any interest in the equipment purchased with the proceeds of the Loan, the Loan shall immediately become due and payable. This subparagraph (a) shall not apply to any exchange or replacement of the equipment described herein.

(b) Borrower may refinance the First Loan obtained to finance the Project at any time. In the event of said refinancing, Lender may grant an interest superior to the Second Mortgage and Second Security Interest of this Loan only for the amount of the then outstanding balance of the First Loan, including interest and accrued interest. Any mortgage or security agreement for any refinanced amount exceeding the then outstanding balance of the First Loan shall be subordinated to the Second Mortgage and Second Security Interest of this Loan.

8. Incorporation. The UDAG Grant is hereby incorporated into this Agreement and all of its terms and conditions are terms and conditions of this Agreement.

In particular, but not by way of limitation the Borrower:

(a) shall construct a warehouse, office and distribution facility of approximately 218,000 square feet on the premises and shall purchase and install capital equipment in said buildings, at a total cost, inclusive of new machinery, equipment, and any and all costs associated with the IDB issue, of at least $7,000,000;

(b) shall complete the Project by February 1, 1986;

(c) shall invest not less than $6,000,000 in private funds in the Project, including any and all costs incurred in connection with the IDB issue;

(d) shall adhere to the time frame for performance which is set forth in Exhibit F of the UDAG Agreement.

(e) shall execute the Second Note which will have a term of twenty (20) years, commencing upon completion of construction, (but in no event later than February 1, 1986), with an interest rate as follows: years 1/3, 0%; 4/20, 8%; a repayment schedule as follows: quarterly installments in accordance with the following schedule calculated to amortize the loan over a twenty-five (25) year period; payments of principal and interest deferred in years 1/3; payment of interest and principal in years 4/20; with a balloon payment sufficient to pay off the entire outstanding indebtedness of principal, interest and accrued interest at the end of year 20; no prepayment of the Second Note may occur without written approval of the Lender;

(f) shall secure the Second Note with a Second Mortgage in the Premises; the Second Mortgage shall have provision that a default under the First Mortgage shall be a default under the Second Mortgage and there shall be no exculpation clause in favor of the Borrower in the Second Mortgage;

(g) shall also secure the Second Note with a Second Security Interest in favor of Borrower upon all capital equipment purchased with the proceeds thereof, subject to the coordinate First Security Interest, which Second Security Interest cannot be subordinated to any other interest. Borrower shall cause to be recorded all appropriate Uniform Commercial Code financing statements and-or Security Agreements required to secure the Loan.

(h) shall guarantee the repayment of the Loan.

9. <u>Other Requirements.</u> (See Article IX of Grant Agreement).

(a) Upon instruction from the Secretary of the United States Department of Housing and Urban Development, (the "Secretary") prior to the completion of all Lender's activities, all Program Income received by the Borrower shall be deposited by the Lender in escrow under arrangements approved by the Secretary, in order to provide Funds to assure the completion of the Lender's activities.

(b) All Program Income received by the Borrower, prior to the completion of all Lender's activities shall be transmitted to the Lender for payment of costs incurred for Lender's activities.

(c) All Program Income received by the Borrower after the completion of all Lender's activities shall, at the option of the Lender, either be transmitted to the Lender, or used by the Borrower with Lender approval, for community and economic development activities which would be eligible for assistance under Title I of the Act, unless otherwise provided in the close-out agreement between Lender and HUD.

(d) Lender and Borrower hereby warrant that Borrower has obtained, or has reasonable assurance that it will obtain, all Federal, State and local governmental approvals and reviews required by law to be obtained by the Lender or Borrower for the Project.

(e) Borrower hereby acknowledges that the Secretary in selecting the Lender for the amount of the UDAG Grant, relied in material part upon the assured completion of the Project and that the Borrower hereby assures the Lender that the Project will be completed by the Borrower.

(f) Borrower will use its best effort to create or caused to be created by January 31, 1988 an aggregate of new 103 total permanent jobs; of which 77 will be permanent jobs for Lower and Moderate-Income Persons; of which 67 will be for CETA-Eligible Persons; of which one (1) will be for a minority.

(g) Borrower will supply Lender, on a quarterly basis, a list of all new jobs created by the Project, including the name of the new employee, his or her trade, profession or position, and initial date of employment. This provision terminates on January 31, 1988.

(h) Contractor will supply Lender on a monthly basis a list of all new construction jobs created by the Project, including the name of the new employee, his or her trade and the initial date of employment. This provision terminates upon the completion of the construction of the Project.

(i) Borrower agrees that:

  (i) it will keep and maintain books and records and other documents relating directly to the receipt and disbursement of Loan funds; and

  (ii) any duly acknowledged representative of the Secretary or Comptroller General of the United States shall, at all reasonable times, have access to and the right to inspect, copy, audit and examine all such books, records and other documents of the Borrower until the completion of all close-out procedures (i.e., the date when all private and UDAG funds have been drawn down) respecting the UDAG Grant and the final settlement and conclusion of all issues arising out of UDAG Grant.

(j) Borrower agrees that any duly authorized representative of the Secretary, at all reasonable times, shall have access to any portion of the Project in which the Borrower is involved until the completion of all close-out procedures respecting the UDAG Grant.

(k) Borrower agrees that the lending of the UDAG Grant funds to it shall not be nor be deemed to be an assignment of grant funds and that the Borrower has neither succeeded to any right, benefits or advantage of the Lender under the UDAG Grant, nor attained any rights, privileges, authorities or interests in or under the UDAG Grant.

(l) Borrower agrees that this Agreement shall not be amended in any material respect without the prior written approval of the Secretary.

(m) Borrower agrees that nothing contained in the UDAG Grant, this Agreement nor any act by the Secretary, the Lender or the Borrower, shall be deemed or construed by any of the parties, or by third persons, to create any relationship of third-party beneficiary, principal and agent, limited or general partnership, or joint venture, or of any association or relationship involving the Secretary.

(n) Borrower acknowledged that Lender shall not be liable to Borrower, or to any party except HUD, for completion of, or the failure to complete, any activities which are part of the Project, except those specified in Exhibit B of the UDAG Grant.

(o) Borrower and Lender agree that no member, officer, or employee of the Lender, or its designees, or agents, no consultant, no member of the governing body of the Lender and no other public official of the City of Gardiner or such locality or localities, who exercises or has exercised any function or responsibilities with respect of the Project during his or her tenure, or who is in a position to participate in a discrimination process or gain inside information with regard to the Project, shall have any interest, direct or indirect, in any contract or subcontract, or the proceeds thereof, for work to be performed in connection with the Project or in any activity or benefit therefrom, which is part of the Project at any time during or after said person's tenure. This provision shall be in addition to the requirements in Attachments O or OMB Circular A-102 and A-110.

(p) Borrower agrees to provide a project sign consistent with any criteria which may be established by the Secretary.

(q) Borrower agrees that it will carry out all of the activities set forth in Exhibit C of the UDAG Agreement.

10. <u>Lender's Responsibilities.</u> Lender agrees that it will carry out all of the activities set forth in Exhibit B of the UDAG Agreement.

11. <u>Default.</u> At the sole option of Lender, exercisable by giving written notification thereof to Borrower, any of the following shall constitute a default of this Agreement:

(a) Any representation made by Borrower is untrue or any warranty not fulfilled;

(b) Borrower fails to pay the principal or interest on the Second Note when due and such failure continues for a period of thirty (30) days;

(c) Borrower fails to observe or perform any covenant, warranty or agreement to be performed by Borrower pursuant to this Agreement and such failure continues for a period of thirty (30) days after Lender gives written notice of such failure to Borrower; or Borrower is in breach of any other Loan Instrument and such breach shall not be remedied within the time permitted under such Loan Instrument;

(d) Borrower shall be in default in its agreement with First Loan or under any other agreement with any party, which default has a materially adverse effect on the financial condition of Borrower;

(e) Borrower is directly involved in any financial difficulty evidenced by: (i) an assignment, composition or similar device for benefit of creditors, or (ii) inability to pay debts when due, or (iii) an attachment or receivership of assets which is not dissolved within sixty (60) days, or (iv) the filing by Borrower of a petition under any chapter of the Federal Bankruptcy Code or the institution of any proceeding under any law relating to bankruptcy, bankruptcy reorganization, insolvency or relief of debtors, or (v) the filing against Borrower or any partner or any such guarantor of an involuntary petition under any chapter of the Federal Bankruptcy Act where the institution of any other proceeding under any law relating to bankruptcy, bankruptcy reorganization, insolvency or relief of debtors where such petitioner proceeding is not dismissed within sixty (60) days from the date on which it is filed or instituted;

(f) Borrower fails to comply with any terms or conditions relating to the effectiveness or enforceability of any bonds for performance of the work or payment of the costs thereof;

(g) Lender is, for a period of sixty (60) days, entitled to withhold advances pursuant to Paragraph 5 hereof;

(h) Any event occurs which causes Borrower to lose its private financing upon which this Loan is contingent.

12. Rights on Default. Upon any default, Lender may, at its sole option:

(a) By notice in writing to Borrower, (i) declare the termination of this Agreement and Lender shall not be required thereafter to advance any part of the remainder of said Loan and (ii) declare the Second Note to be immediately due and payable without presentation, demand, protest or other notice of dishonor of any kind, all of which are hereby expressly waived.

(b) Exercise any other remedies provided by any Loan Instrument, or at law, or in equity.

(c) At its discretion, take possession of the Premises and perform any and all work and labor necessary to complete the improvements substantially according to the Plans and Specifications (Exhibit A), and employ watchmen to protect the premises from injury. All sums so expended by the Lender shall be deemed to have been paid to the Borrower and secured by the Mortgage. For this purpose, Borrower hereby constitutes and appoints Lender its true and lawful attorney-in-fact, with full power of substitution in the Premises, to complete the Project in the name of Borrower. Borrower hereby specifically empowers said attorney as follows: (i) to use any funds of the Borrower, including any balance which may be held in escrow and any Loan proceeds which may remain unadvanced for the purpose of completing the Project in the manner called for by the Plans and specifications; (ii) to make such additions, changes and corrections in the Plans and specifications as shall be necessary and desirable to complete the Project in substantially the same manner contemplated by the Plans and specifications; (iii) to employ such contractors, subcontractors, agents, architects and inspectors as shall be required for said purposes; (iv) to pay, settle or compromise all existing bills and claims which may be liens against the Premises, or as may be necessary or desirable for the completion of the Project or for the clearance of title; (v) to execute all applications and certificates in the name of the Borrower which may be required by any of the contract documents; (vi) to prosecute and defend all actions or proceedings in connection with Premises or construction of the Project and to take such action and require such performance as it deems necessary under the accepted guaranty of completion; (vii) to take over and use all or any part of the labor, materials, supplies and equipment contracted for, owned by or under the control of Borrower, whether or not previously incorporated in the Project; (viii) to do any and every act with respect to construction or completion of the Project which the Borrower might do in its own behalf, including without limitation thereof, the execution, acknowledgement and delivery of all instruments, documents and papers in the name of Borrower as may be necessary or desirable in the sole discretion of Lender. It is further understood and agreed that this power of attorney, which shall be deemed to be a power coupled with an interest, shall not be revoked.

In any event Lender exercises its option to terminate the Agreement, no creditor of Borrower or any other person, entity or court shall have any claim upon the unadvanced remainder of the Loan, and Lender shall, in no case, be a trustee or fiduciary for anyone with respect thereto.

13. Assignment of Agreement. This Agreement shall not be assigned by Borrower equitably or otherwise without written consent of Lender.

14. Waivers. No course of dealing by Lender, or delay in accelerating the maturity of the Note following any default, or in taking or failing to take any other action with respect to any default shall affect Lender's rights to later take such action with respect thereto, and no waiver as to any one default shall affect Lender's rights as to any other default.

15. Notices. Any notice under this Agreement shall be in writing and shall be deemed delivered if mailed, certified mail, return receipt requested to a party at the address indicated immediately below or at such other address as may be specified by notice duly given after the date hereof.

Lender: City of Gardiner
City Manager
City Hall
Gardiner, Maine 04345

Borrower: Associated Grocers of Maine, Inc.

P.O. Box 97
South Gardiner, Maine 04359
Attn: General Manager

16. Interpretation. Reference to the singular or the plural shall be deemed to include the other where the context requires.

17. Successors and Assigns. All warranties, covenants and agreements in this Agreement shall inure to the benefit of and shall be binding on the heirs, executors, administrators, legal representatives, successors and assigns of the respective parties.

18. Governing Law. This Agreement and all Loan Instruments shall be governed and construed by the laws of the State of Maine.

19. Contingent. This Agreement is contingent upon the approval of the Secretary.

In the event any part of this Agreement is held to be unenforceable or void, such fact shall not affect the validity or enforceability of the remaining part thereof.

WITNESS the due execution hereof as of the day and year first above written.

LENDER
City of Gardiner

Carol A. Guckert

Kenneth J. Hokkanen
KENNETH J. HOKKANEN, CITY MANAGER

BORROWER
Associated Grocers of Maine, Inc.

Carol A. Guckert

By: Robert N. Bannister
ROBERT N. BANNISTER, PRESIDENT

Approved , 1985

Secretary of the United States Department of Housing and Urban Development

SECOND SECURITY AGREEMENT

AGREEMENT made this 7th day of May, 1985 by and between Associated Grocers of Maine, Inc., of Gardiner, County of Kennebec, and State of Maine, (hereinafter the "Debtor"), and the City of Gardiner, a Maine municipality located in Kennebec County, State of Maine, (hereinafter the "City").

FOR VALUABLE CONSIDERATION, receipt whereof is hereby acknowledged, Debtor hereby grants to City a second purchase money security interest in the following types and items of property (all of which are hereinafter collectively called the "Collateral"):

A. All of Debtor's equipment, machinery, tools, office machinery, furniture, and fixtures now owned or hereafter acquired by the loan provided by the City and the loan provided by the City pursuant to an Industrial Revenue Bond issue.

B. Proceeds, if any, of the above collateral. The foregoing security interest is given to secure payment of a certain note of Debtor to City of even date herewith, and all costs and expenses, including reasonable attorney's fees, incurred by City in collecting the same (hereinafter collectively called the "Obligations").

1. Definitions. The capitalized terms used herein are as defined in an Indenture and Loan Agreement of even date between Associated Grocers of Maine and the City of Gardiner.

2. Debtor's Warranties, Representations and Obligations. Debtor hereby makes the following representations and warranties, assumes the following obligations and agrees to perform the following acts, in addition to any other representations, warranties, obligations or duties contained herein or prescribed by the Maine Uniform Commercial Code, all of which are incorporated herein by reference:

A. The Collateral has been and/or will be bought, acquired, manufactured, used and accrued exclusively for business use.

B. The Debtor's principal place of business will be located on Brunswick Avenue, in the City of Gardiner, Maine.

C. Debtor's machinery and equipment will be kept at Debtor's principal place of business.

D. Debtor will promptly notify City in writing of any change in location of Debtor's principal place of business, or if Debtor desires to operate a business under a name differing from Debtor's name. Machinery and equipment shall not be removed from Debtor's principal place of business or other authorized places of business without consent of City, except for the purposes of ordinary business use, by Debtor.

E. Except for a first security interest in either the City of Gardiner, Maine, State Street Bank and Trust Company, Boston, Massachusetts, and the First National Bank of Boston, Boston, Massachusetts, and except for the security interest granted hereby, Debtor is, or to the extent the Collateral is to be acquired after the date hereof, will be the owner of the Collateral, free from any adverse liens, security interests or encumbrances, and Debtor has the right and authority to grant, bargain, sell, assign and transfer the same as aforesaid. Debtor agrees that it will warrant and defend the Collateral against claims and demands of all persons at any time claiming the same or any interest therein, and shall keep such Collateral free from all claims, liens, security interests, and other encumbrances.

F. Except for the first security interest in either the City of Gardiner, Maine, State Street Bank and Trust Company, Boston, Massachusetts, and the First National Bank of Boston, Boston, Massachusetts, no financing statement covering the Collateral is on file at any public office, and, at the request of City, Debtor shall join the City in executing one or more financing statements pursuant to the Uniform Commercial Code and in form satisfactory to City and shall pay the costs of filing the same in all public offices wherever filing is deemed necessary or desirable by City.

G. Debtor shall promptly pay when due all taxes and assessments upon the Collateral or for its use and operation.

H. Debtor shall bear the risk of loss on Collateral. No injury or loss to the destruction of the Collateral shall release Debtor from Debtor's obligations hereunder. Debtor shall insure the property against such risk, with such insurers and in such amounts as City may require. Certificates evidencing such insurance shall be delivered to City and shall provide that City shall receive reasonable notice before cancellation and that losses shall be payable to City and Debtor as their interest may appear.

I. If the Collateral or any part of it, is or becomes a motor vehicle, for which a certificate of title is issuable under the laws of the State of Maine or any other state, Debtor shall cause the statement of the City's security interest herein to be noted on the certificate of title for such vehicle.

J. Debtor will maintain the Collateral in good condition or repair, will not waste or destroy the Collateral or any part thereof. As required by law, Debtor will keep the Collateral duly licensed and registered. Debtor will not use the Collateral in violation of any statute or ordinance. Debtor shall, in the operation of its business, comply with all necessary and appropriate local, state and federal ordinances, statutes and laws and shall, when requested to do so by City, provide City with proof of such compliance.

3. <u>City's Rights and Remedies.</u>

A. City shall have all rights and remedies granted to a secured party under the Maine Uniform Commercial Code, as amended, and, in addition thereof, all rights and remedies granted hereunder.

B. Upon default by Debtor as hereinafter defined and at any time thereafter, City may take any one or more of the following actions subject to the rights of the first security interests: (i) declare any of the obligations secured by this Agreement to be immediately due and payable; (ii) take possession of the Collateral, without being liable for trespass or breach of peace, and, enter upon any premises where the Collateral may be situated, and take possession and remove all or any part of said Collateral; (iii) require Debtor to assemble the Collateral and make it available to City at a place to be designated by City which is reasonably convenient to both parties, and it is agreed that Debtor's principal place of business is such a convenient location; (iv) sell all or any part of the Collateral at public or private sale, provided that, unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, City will give Debtor at least ten (10) days prior written notice of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition thereof is to be made; (v) take any steps which City deems necessary or advisable to collect any Collateral or proceeds, or to sell and transfer the Collateral or proceeds and to apply the proceeds to Debtor's indebtedness to City;

C. Upon repossession, City shall not be liable or responsible for articles left in or attached to the Collateral.

D. The City is hereby irrevocably appointed the Debtor's attorney-in-fact to do, at its option, any act which the Debtor might be obligated hereby to do, to exercise such right as Debtor may exercise, to use such equipment as Debtor might use, to enter the Debtor's premises, to give notice of the City's security interest in, and to collect the Collateral and proceeds and to exercise and file in the Debtor's name any financing statements and amendments thereto required to perfect City's security interest hereunder, to protect and preserve the Collateral and the City's rights hereunder. In addition, City may, in said capacity, endorse, collect and receive delivery for payment of instruments and documents constituting Collateral and make extension agreements with respect to or affecting the Collateral, exchange it for other Collateral, release persons liable thereon, or take security for the payment thereof, and compromise disputes in connection therewith and use or operate the Collateral for the purpose of liquidating or preserving the Collateral or its value.

E. If Debtor fails to do so, City may, at its option, discharge taxes, liens and other encumbrances at any time levied or placed on the Collateral and may place and pay for insurance on the Collateral and may pay for the repair, maintenance and preservation of the Collateral. Debtor agrees to reimburse City, on demand, for such payments made. All such payments made by City shall be secured by this Agreement and shall bear interest at the rate set forth in the most recent note secured hereby from the date of the demand until the payment.

4. Events of Default. In addition to other events of default hereinabove set forth, Debtor shall be in default of this Agreement upon the occurrence of any of the following events:

A. Default in payment to the first security interest with the City of Gardiner, Maine, the State Street Bank and Trust Company, Boston, Massachusetts, and the First National Bank of Boston, Boston, Massachusetts.

B. Default in a payment or performance of any of the obligations, or any other liabilities contained, referred to or secured by this Agreement;

C. Any warranty, representation or statement made or furnished to City by or on behalf of Debtor in, or in connection with this Agreement or to induce City to make a loan to Debtor proving to have been false in any material respect when made or furnished;

D. Breach by Debtor of any agreement, obligation, representation or warranty set forth herein;

E. Substantial damage, destruction, sale or encumbrance to or on the Collateral, or the making or suffering of any levy, seizure or attachment thereon;

F. Dissolution, termination of existence, insolvency or business failure of, appointment of a receiver of or for any part of the property of, assignment for the benefit of creditors by or the commencement of any proceedings under any bankruptcy or insolvency laws by or against, Debtor;

G. Default in the performance of the terms of the mortgage given or executed in connection with the following obligations:

1. Mortgage Indenture of Trust and Agreement given by Associated Grocers to the City of Gardiner, Maine, State Street Bank and Trust Company, Boston, Massachusetts, and the First National Bank of Boston, Massachusetts relating to a loan in the original principal amount of Six Million Dollars ($6,000,000) plus accrued interest, legal fees and any other disbursements made for the Project which are not paid by the Borrower plus further advances which are invested in the Project and are required for its completion.
2. Indenture and Loan Agreement delivered to City of Gardiner by the Debtor of even date.

5. General Provisions.

A. This Agreement and the security interest in the Collateral created hereby shall terminate when the obligations have been paid in full.

B. Notice of default and presentment, demand, protest and notice of dishonor and repossession as to any instrument secured hereby is waived by Debtor.

C. No party to this Agreement or any obligation secured hereby shall be discharged by any extension of time, additional advances, notes, renewals or extensions of any note, the taking of further security, releasing security, extinguishment of security interest as to all or any part of the Collateral or any other act, except release or discharge of security interest upon full payment of the obligations secured by this Agreement.

D. No waiver by City of any default shall be effective unless in writing nor shall it operate as a waiver of any other default or of the same default on a future occasion. Any notice required to be given by City shall be deemed properly given if mailed, postage prepaid, to Debtor's principal business address as set forth above. All rights of City hereunder shall inure to the benefit of its successors and assigns, and all obligations of Debtor shall bind the successors and assigns of Debtor.

E. Any provision of this Agreement, the effectiveness or enforceability of which is prohibited by the laws of any state whose law governs such effectiveness or enforceability, shall as to such state be ineffective, but only to the extent of such prohibition and without invalidating the remaining provisions of this Agreement. The law governing this Agreement shall be that of the State of Maine.

IN WITNESS WHEREOF, the parties hereunder affix their seals as of the day and year first above recited.

CITY OF GARDINER

Carol A. Guckert

By: Kenneth J. McKenna
KENNETH J. MCKENNA, City Manager

ASSOCIATED GROCERS OF MAINE, INC.

Carol A. Guckert

By: Robert N. [illegible]
Its President

SECOND MORTGAGE NOTE

$1,000,000

Gardiner, Maine
May 7, 1985

FOR VALUE RECEIVED, the undersigned promises to pay to the order of the City of Gardiner, a Maine municipality, located in the County of Kennebec and State of Maine, the principal sum of One Million ($1,000,000) Dollars, together with interest computed as hereinafter set forth and upon the terms and conditions hereinafter set forth in this Second Mortgage Note:

1. Commencing on May 7, 1985, and continuing until and including October 15, 1988, the interest rate on the outstanding principal balance shall be zero percent (0%) per annum; there shall be no payments of the principal balance during the above-mentioned period.
2. Beginning on November 15, 1988, and continuing until and including October 15, 2005, the outstanding principal balance of $1,000,000 shall be paid, with interest at a fixed rate of eight (8%) per annum in sixty-eight (68) equal quarterly installments of principal & interest of $23,202.74, with one final installment of all outstanding principal and interest to be paid on November 15, 2005.

The capitalized terms used herein are as defined in an Indenture and Loan Agreement, of even date between Associated Grocers of Maine and the City of Gardiner.

With the prior written approval of the Holder hereof, the undersigned may prepay this Note in whole or in part, together with accrued interest to the date of payment on the principal amount being prepaid, without the payment of any premium or penalty whatsoever.

In the event that the undersigned sells or transfers any interest in the parcel of land or the buildings thereon which are part of the Second Mortgage or sells or transfers any interest in the equipment purchased with the proceeds of this Note, other than as permitted herein, this Note shall become immediately due and payable. In the event that the undersigned refinances the First Loan obtained through the Bond issue and the refinanced amount exceeds the then outstanding balance of the First Loan, (including interest due and accrued interest,) and a mortgage and security interest superior to this Second Mortgage is granted for any amount which exceeds the then outstanding balance of the First Loan, this Note shall immediately become due and payable.

The undersigned in its sound discretion may sell or otherwise dispose of any furniture, machinery or equipment or other personal property which it determines has become inadequate, obsolete, worn out, unsuitable, undesirable or unnecessary, provided:

i. substitute property having substantially equal or greater value and utility (but not necessarily having the same function) in the operation of the facility at which the replaced property was located is installed anywhere at such facility; such removal and substitution will not impair the operating utility or change the nature of such facility operated prior to such replacement; and such property shall be free of all liens and encumbrances (other than the permitted encumbrances) and such property shall become a part of the security interest of holder of this Note; or

ii. in the opinion of the undersigned, removal of such property, together with any substitution, will not materially impair the efficiency of the undersigned's operations or adversely affect the structural integrity of such facility or change the nature of such facility to the extent that it would not constitute the type of facility operated prior to such replacement; and (except as hereinafter provided) any disposition of proceeds or trade-in credit from property that was part of the security interest of the Holder of this Note are to be paid to the Holder of this Note and applied to the Loan principal. Any damage to structures not being removed shall be repaired at the cost of the undersigned.

Except as may be waived in writing by the Holder of this Note, the undersigned shall promptly report to the Holder of this Note such removal, substitution, sale and other disposition and shall pay to the Holder of this Note any amounts required hereunder.

If default be made in the payment of any installment of interest or principal and interest under this Note, which default is not cured within thirty (30) days of such default, or in the performance of any provisions of the Second Mortgage or Second Security Agreement securing this Note or in the performance of the Indenture and Loan Agreement of even date or the UDAG Grant, Grant Number B-85-AB-23-0042 or in the performance of any other document or agreement relating to the loan evidenced by this Note or there occurs an insolvency or business failure of any of the undersigned, or an assignment by any of the undersigned for the benefit of creditors or the commencement by or against any of the undersigned of any proceeding in or for bankruptcy, receivership, reorganization, arrangement, debtor relief, insolvency, merger or dissolution, then, at the option of the Holder hereof, the entire unpaid balance shall at once become due and payable without demand or notice. Failure to exercise this option shall not constitute a waiver of the right to exercise the same in the event of any subsequent default.

This Note evidences a loan for business and commercial purposes.

The undersigned hereby waives, demand, notice and protest and does also agree to pay all costs incurred by the Holder in the collection of the indebtedness evidenced hereby, including reasonable attorneys' fees.

This Second Mortgage Note is secured in part by a Second Mortgage of even date on real estate and buildings situated in the City of Gardiner, Maine and in part by a Second Security Agreement of even date herewith.

This Second Mortgage Note is subordinate to a Mortgage Indenture of Trust Agreement between the City of Gardiner, Maine, State Street Bank and Trust Company, Boston, Massachusetts, and The First National Bank of Boston, Boston, Massachusetts.

WITNESS: ASSOCIATED GROCERS OF MAINE, INC.

/s/ STEPHEN F. DUBORD

By: /s/ ROBERT N. BANNISTER
Its President

SECOND MORTGAGE DEED

That, Associated Grocers of Maine, Inc. ("Associated Grocers"), of Kennebec County and State of Maine, for consideration paid, grants to the City of Gardiner, a Maine municipal corporation located in Kennebec County and State of Maine, with MORTGAGE COVENANTS, to secure the payment of a certain Promissory Note ("Note") of even date, the land and buildings thereon in Gardiner, Kennebec County and State of Maine.

A certain lot or parcel of land and buildings thereon situated in Gardiner, Kennebec County and State of Maine, all as described in Exhibit A attached hereto and made a part hereof.

The capitalized terms used herein are as defined in an Indenture and Loan Agreement of even date between Associated Grocers and the City of Gardiner.

In the event that the undersigned sells or transfers any interest in the parcel of land or the buildings thereon which are part of the Second Mortgage or sells or transfers any interest in the equipment purchased with the proceeds of said Note, other than as permitted herein, said Note shall become immediately due and payable. In the event that the undersigned refinances the First Loan obtained through the Bond issue and the refinanced amount exceeds the then outstanding balance of the First Loan, (including interest due and accrued interest,) and a mortgage and security interest superior to this Second Mortgage is granted for an amount which exceeds the then outstanding balance of the First Loan, said Note shall immediately become due and payable.

The undersigned in its sound discretion may sell or otherwise dispose of any furniture, machinery or equipment or other personal property which it determines has become inadequate, obsolete, worn out, unsuitable, undesirable or unnecessary, provided:

i. substitute property having substantially equal or greater value and utility (but not necessarily having the same function) in the operation of the facility at which the replaced property was located is installed anywhere at such facility; such removal and substitution will not impair the operating utility or change the nature of such facility operated prior to such replacement; and such property shall be free of all liens and encumbrances (other than the permitted encumbrances) and such property shall become a part of the security interest of the City of Gardiner; or

ii. in the opinion of the undersigned, removal of such property, together with any substitution, will not materially impair the efficiency of the undersigned's operations or adversely affect the structural integrity of such facility or change the nature of such facility to the extent that it would not constitute the type of facility operated prior to such replacement; and (except as hereinafter provided) any disposition of proceeds or trade-in credit from property that was part of the security interest of the Holder of this Note are to be paid to the City of Gardiner and applied to the Loan principal. Any damage to structures not being removed shall be repaired at the cost of the undersigned.

Except as may be waived in writing by the City of Gardiner, the undersigned shall promptly report to the City of Gardiner such removal, substitution, sale and other disposition and shall pay to the City of Gardiner any amounts required hereunder.

The City of Gardiner agrees to allow Associated Grocers to sell up to ten (10) acres of land covered by this deed without obtaining a written waiver as provided in this Second Mortgage Deed. The acreage selected for sale may be located anywhere on the land which is the subject of this Second Mortgage Deed with the restriction that any land upon which the Associated Grocers' building is constructed may not be sold under this paragraph.

It is the intention of the parties hereof that this mortgage be subordinate to the coordinate First Mortgage of the City of Gardiner, Maine, State Street Bank and Trust Company, Boston, Massachusetts; and The First National Bank of Boston, Boston, Massachusetts, in the principal amount of $6,000,000 plus accrued interest, legal fees, any other disbursements made for the Project, undertaken by Associated Grocers on the land and buildings which are the subject of this Second Mortgage, which are not paid for by Associated Grocers plus further advances by which are invested in the project and required for its completion. In the event that Associated Grocers is in default of the coordinate First Mortgage, the City of Gardiner shall deem it to be in default of this Second Mortgage. Subject to the notice provisions of the Indenture and Loan Agreement, dated January 28, 1985 between Associated Grocers of Maine, Inc. and the City of Gardiner, in the event that Associated Grocers is in default of the Loan Agreement with the City of Gardiner of even date or the terms of the UDAG Grant, Grant No. B-85-AB-23-0042, awarded to the City of Gardiner, the City of Gardiner shall deem it to be in default of this Second Mortgage.

This mortgage is upon the statutory condition, for any breach of which the mortgage shall have the remedies provided by law and without limiting the foregoing, the power known as the Statutory Power of Sale provided in the Maine Revised Statutes, Title 33, Section 501-A, as amended.

WITNESS his hand and seal this 7th day of May, 1985.

ASSOCIATED GROCERS OF MAINE, INC.

By: [signature]
Its President
ROBERT N. BANNISTER

STATE OF MAINE
KENNEBEC, SS.

May 7, 1985

Then personally appeared before me the above named Robert N. Bannister, President and acknowledged the foregoing instrument to be his free act and deed and the free act and deed of Associated Grocers of Maine, Inc.

Before me, [signature]
Notary Public
Attorney-at-Law
Print Name: STEPHEN F. DUBORD

U.S. DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT
WASHINGTON, D.C. 20410

OFFICE OF THE ASSISTANT SECRETARY FOR
COMMUNITY PLANNING AND DEVELOPMENT

DEC 13 1984

Mr. Kenneth J. Kokernak
City Manager
City Hall
Gardiner, MA 04345

Dear Mr. Kokernak:

SUBJECT: Amendment to UDAG Grant Agreement
City of Gardiner, Massachusetts
Grant Number B-85-AB-23-0042
Project Name: Associated Grocers

Enclosed is a fully executed duplicate original of the Grant Agreement that has been amended by interlineation.

Two (2) executed duplicate originals of the Grant Agreement, as amended, have been forwarded to the appropriate HUD Field Office. The Office of Action Grants has retained one (1) executed duplicate original of the amended document.

Sincerely,

Jeffrey A. Finkle
Acting Deputy Assistant Secretary
for Program Management

Enclosure

UNITED STATES DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT

ASSISTANT SECRETARY FOR COMMUNITY PLANNING AND DEVELOPMENT

Office of Urban Development Action Grants

U D A G GRANT AGREEMENT

Urban Development Action Grant
Under Section 119
of the
Housing and Community Development Act of 1974
(Public Law 93-383, as Amended)

Name of Recipient: City of Gardiner, Maine (Associated Grocers)	C2 **UDAG Grant Number:** B-85-AB-23-0042
Address of Recipient: Mr. Kenneth J. Kokernak City Manager City Hall Gardiner, Maine 04345	**Preliminary Approval Date:** November 7, 1984

C176/C182
Amount of Grant:
$1,007,000

UDAG OFFICE USE ONLY

C183 Reviewer: HILDT

C510 Draft Attorney: NASH

C520 Draft Typist: EASTERLING

C202 First LBC Due Date: 01/31/85

C180 Obligation Date DEC 3 1984

C177 HUD Sign Date DEC 3 1984

C203 LBC Code S (Single) X
M (Multiple) ____

DATA SYSTEMS USE ONLY

C181 Number of Transactions: 1

C198 Construction Jobs: 79

C196 Retained Jobs: -0-

C190 New Permanent Jobs: 103

C191 Lo/Mod New Permanent Jobs: 77

C192 CETA Qualified New Permanent Jobs: 67

C193 Minority New Perm Jobs: 1

C174 Private Investment: $6,000,000

C172 Other Public Investment: $-0-

	Commencement Date	Completion Date
Land Acquisition	C452 12/31/84	C458 01/31/85
Construction	C462 02/01/85	C468 02/01/86
Capital Equipment	C472 05/01/85	C478 02/01/86
Other Activity	C482 07/01/85	C488 01/31/88

TABLE OF CONTENTS

UDAG GRANT AGREEMENT

SCHEDULE OF EXHIBITS

P R E A M B L E

THIS GRANT AGREEMENT is made and entered into by and between THE SECRETARY OF HOUSING AND URBAN DEVELOPMENT, acting by and through the Assistant Secretary for Community Planning and Development, as representative of the United States of America, and the RECIPIENT.

R E C I T A L S

THE RECIPIENT has applied to the Secretary for grant assistance under the UDAG Program to undertake activities which are consistent with the provisions of Section 119 of the Act and the UDAG Regulations; and

THE SECRETARY, in reliance upon the representations set forth in the Application, has approved the award of grant funds to the Recipient, to be expended by the Recipient in conformity with the requirements and provisions of this Grant Agreement;

IN CONSIDERATION of the mutual promises and covenants contained in this Grant Agreement, the Secretary and the Recipient agree as follows:

Recipient: City of Gardiner, Maine Grant Number: B-85-AB-23-0042

EXHIBIT F

PROJECT PERFORMANCE SCHEDULE

I

(a) The Evidentiary Materials described in Exhibit E to this Grant Agreement must be submitted to the Secretary by Recipient not later than January 31, 1985.

(b) Upon notification to Recipient of the approval by the Secretary of the Evidentiary Materials required by subparagraph (a) above, Recipient shall be authorized to draw down Grant Funds in accordance with Paragraph III of Exhibit E to this Grant Agreement for Eligible Costs consistent with Letter of Credit procedures and the provisions of this Grant Agreement. In addition, Recipient shall be authorized to draw down Grant Funds for reimbursement of eligible administrative costs.

II

The Recipient and Non-Recipient Activities shall be commenced and completed in accordance with the following schedule:

Activity	Commencement Date	Completion Date
Site Acquisition	December 31, 1984	January 31, 1985
Private Construction	February 1, 1985	February 1, 1986
Capital Equipment	May 1, 1985	February 1, 1986
Jobs	July 1, 1985	January 31, 1988

ARTICLE I

GENERAL PROVISIONS

Section 1.01 Contents of Agreement

This agreement shall consist of this Grant Agreement and the Application, as may, from time to time, be amended.

Section 1.02 Exhibits Incorporated

All exhibits which are referred to in this Grant Agreement and are attached hereto are incorporated herein and made a part hereof.

Section 1.03 General Definitions

Unless specifically provided otherwise or the context otherwise requires, when used in this Grant Agreement:

(1) "Act" means the Housing and Community Development Act of 1974, Pub. L. No. 93-383, as amended.

(2) "Application" means the Application For Federal Assistance, and such other submittals, as are specified in Exhibit A of this Grant Agreement.

(3) "Default" means any default set forth in subsection (a) of Section 7.01 of this Grant Agreement.

(4) "Eligible Costs" means costs for the activities specified in Exhibits B and C of this Grant Agreement for which grant funds are budgeted as specified in Exhibit D of this Grant Agreement, provided that such costs (i) are not incurred in connection with any activity which, under 24 C.F.R. Part 570, as may be from time to time amended, are ineligible under the UDAG Program, and (ii) conform to the requirements of Attachment B to Federal Management Circular 74-4 (Cost Principles Applicable to Grants and Contracts with State and Local Government), as may be from time to time amended. For purposes of determining the conformity of costs to said Attachment B, all costs set forth in Section C thereof except for "prearrangement costs" and "proposal costs" (which are eligible only to the extent authorized in Section 570.454 of 24. C.F.R. Part 570) may be considered eligible without prior approval of the Secretary.

(5) "Environmental Conditions" means the conditions imposed by law, particularly 24 C.F.R. Part 58, and the provisions of this Grant Agreement which prohibit or limit the commitment and use of grant funds until certain procedural requirements have been completed.

(6) "Environmental Requirements" means the requirements described in 24 C.F.R. Part 58.

(7) "Environmental Studies" means all eligible activities necessary to produce an "environmental document", as that term is defined at Section 1508.10 of 40 C.F.R. Part 1508, or to comply with the requirements of 24 C.F.R. Part 58.

(8) "Grant Funds" means those funds to be provided by HUD to Recipient pursuant to the terms of this Grant Agreement, as specified in Exhibit A of this Grant Agreement.

(9) "HUD" means the United States Department of Housing and Urban Development.

(10) "Letter of Credit" means the letter of credit to be issued or amended by the Department of the Treasury pursuant to Section 3.01 of this Grant Agreement.

(11) "Non-Recipient Activities" means those activities of the Project to be carried out by Participating Parties, other than the Recipient or an agent or agency of the Recipient, which activities are described in Exhibit C of this Grant Agreement.

(12) "Participating Party" means any person, firm, corporation or entity identified as such in Exhibit A of this Grant Agreement. Identification as a "Participating Party" signifies that the Secretary, in selecting the Recipient for the award of this grant, relied in material part upon a representation that the party so identified will complete a specified portion of the Project or a specific activity necessary for the completion of the Project.

(13) "Program Income" means the UDAG percentage of: (i) any income earned by Recipient, or an agent or agency of Recipient, from the disposition of real or personal property acquired in whole or in part with grant funds; (ii) the repayment proceeds (including principal and interest) of any loan made in whole or in part with grant funds; (iii) any other revenues defined as program income in 24 C.F.R. Part 570, Subpart J, and (iv) any income from an activity where it is specifically declared in Exhibit A of this Grant Agreement that the income from such activity shall be deemed to be Program Income. The "UDAG percentage" means an amount computed by applying the percentage of participation of grant funds in the total cost of acquisition of property, in the total amount of a loan, or in the total cost of an activity, to the income from the disposition of such property, the total repayment proceeds of such loan, or the income from such activity.

(14) "Pockets of Poverty Project" means a Project approved based on an application submitted and approved pursuant to Section 119(b)(2) of the Act.

(15) "Project" means the activities described in the Application and in Exhibits B, C and D of this Grant Agreement which are to be carried out to meet the objectives of the UDAG Program.

(16) "Recipient" means the local governmental entity receiving grant funds pursuant to this Grant Agreement, as more particularly identified on the cover page of this Grant Agreement.

(17) "Recipient Activities" means those activities of the Project to be carried out by the Recipient, or an agent or agency of the Recipient, which activities are described in Exhibit B of this Grant Agreement.

(18) "Secretary" means the Secretary of Housing and Urban Development or any other official of HUD to whom the Secretary has delegated authority to act with respect to matters covered by this Grant Agreement.

(19) "UDAG Program" means the Urban Development Action Grant Program established by HUD pursuant to Section 119 of the Act.

(20) "UDAG Regulations" means the regulations set forth in 24 C.F.R. Part 570, Subpart G, as the same may, from time to time, be amended.

ARTICLE II

AMOUNT AND AUTHORIZED USES OF GRANT FUNDS

Section 2.01 Grant Assistance Provided

In consideration of the various obligations undertaken by the Recipient pursuant to this Grant Agreement, and in consideration of the obligations to be undertaken by Participating Parties, as represented by the Recipient in the Application, the Secretary agrees, subject to the terms and conditions set forth herein, to provide the Recipient with grant funds in the amount specified in Exhibit A of this Grant Agreement.

Section 2.02 Authorized Uses of Grant Funds

The grant funds provided to the Recipient pursuant to this Grant Agreement shall be used only for the specific purposes described in Exhibits B and C of this Grant Agreement and in the amounts budgeted in Exhibit D of this Grant Agreement, subject to the project amendments provisions of the UDAG Regulations.

Section 2.03 Adjustments to Grant Funds

The amount of grant funds which the Secretary has agreed to provide to the Recipient under this Grant Agreement has been determined by the Secretary in reliance upon the cost estimates of the Recipient with respect to the activities set forth in the Application and the investment commitments of Participating Parties. The Secretary reserves the right to reduce the grant amount (i) to conform to any revision to which the Recipient and the Secretary may agree with respect to Exhibits B, C or D of this Grant Agreement, (ii) if the actual costs for activities are lower than those set forth in Exhibits B, C or D of this Grant Agreement, or (iii) if the investment by Participating Parties is less than the amounts specified in Exhibits B, C, D or E of this Grant Agreement.

Section 2.04 Recipient's Use of Program Income

(a) In order to provide funds to assure completion of the Recipient Activities, the Secretary shall have the right to require all Program Income received by the Recipient, or by any Participating Party, prior to the completion of all Recipient Activities, to be deposited in escrow under arrangements approved by the Secretary. The Secretary may exercise said right either by specifying such requirement in Exhibit A of this Grant Agreement or by separate written instructions to the Recipient delivered at any time prior to the completion of all Recipient Activities and the draw of grant funds to pay costs incurred for such activities.

(b) Unless otherwise specifically stated in Exhibit A of this Grant Agreement, all Program Income which is received by the Recipient or any Participating Party, prior to completion of all Recipient Activities shall be used prior to, and in place of, any draw under the Letter of Credit to the extent adequate to pay costs so incurred.

(c) Unless otherwise specifically stated in Exhibit A of this Grant Agreement or in the close-out agreement between the Recipient and HUD, all Program Income received by the Recipient, or any Participating Party, after the completion of all Recipient Activities shall be used by the Recipient, or the Participating Party subject to the approval of the Recipient, for community or economic development activities eligible for assistance under Title I of the Act.

(d) For Pockets of Poverty Projects, all Program Income received by the Recipient, or any Participating Party, after the completion of all Recipient Activities shall be used only for activities which directly benefit low- and moderate-income residents of the pocket.

ARTICLE III

DISBURSEMENT OF GRANT FUNDS

Section 3.01 Letter of Credit Procedures

(a) Promptly after the Secretary has received from the Recipient not less than three (3) fully executed copies of this Grant Agreement and has approved evidentiary materials required by Exhibit E of this Grant Agreement that would allow a drawdown of grant funds pursuant to the terms of Exhibit F of this Grant Agreement, the Secretary shall cause a Letter of Credit to be issued to the Recipient by the Department of the Treasury, or shall cause the Letter of Credit previously issued to the Recipient by the Department of the Treasury with respect to the Community

Development Block Grant Program under Title I of the Act to be increased, in accordance with procedures established by the Department of the Treasury, in an amount not to exceed the amount of grant funds referenced in Section 2.01 and specified in Exhibit A of this Grant Agreement.

(b) The authorization to use the Letter of Credit and to pay costs out of grant funds shall be governed by the provisions of this Grant Agreement and shall be subject to all conditions precedent to the Recipient's draw of grant funds which are specified in this Grant Agreement. The Recipient shall not draw upon the Letter of Credit until the Secretary has authorized the Recipient to draw pursuant to Section 3.03 of this Grant Agreement.

(c) The Recipient is authorized to draw grant funds against the Letter of Credit only in accordance with the provisions of this Grant Agreement and the procedures established by the Secretary and the Department of the Treasury. No payment by the Department of the Treasury of an improper or unauthorized draw to the Recipient shall constitute a waiver of the right of the Secretary to challenge the validity of such draw, to enforce all rights and remedies set forth in this Grant Agreement, or take corrective or remedial administrative action pursuant to the UDAG Regulations, which action may include, without limitation, suspension or termination of the Recipient's funding under this Grant Agreement.

(d) The disposition of any grant funds that remain available under the Letter of Credit following completion of the Project, or the termination of this Grant Agreement by the Secretary, or its termination for any cause, shall be in accordance with close-out procedures then in effect or established by the Secretary, and the Recipient shall not have any rights to such grant funds.

Section 3.02 Incurring Costs for Project Activities

(a) The use of grant funds is conditioned upon the Recipient incurring costs to be paid in accordance with this Grant Agreement or as otherwise approved by the Secretary in writing. The incurring of costs to be paid out of grant funds shall be governed by the following:

(1) Except for the cost of application preparation for small cities as specified in the UDAG regulations, no costs incurred prior to the preliminary approval date may be paid out of grant funds.

(2) After the preliminary approval date, eligible administrative costs, including but not limited to costs of Environmental Studies, and costs incurred by Participating Parties, other than the Recipient, its agent or agency, for any activity not to be paid for in whole or in part with grant funds, may be incurred before or after the effective date of this Grant Agreement, as defined in Section 11.14 below, and the satisfaction of environmental conditions.

(3) Except as permitted by 24 C.F.R. part 58, no other costs to be paid out of grant funds may be incurred by the Recipient or any Participating Party until all Environmental Conditions of 24 C.F.R. Part 58 have been fully satisfied and the Secretary has issued the environmental releases required by 24 C.F.R. Part 58.

(4) After the Recipient has satisfied all of the Environmental Conditions and the Secretary has issued the required environmental releases, then at any time after the Preliminary Approval Date for this Project, the Recipient and the Participating Party may incur eligible costs to be paid out of grant funds.

(b) The authorization to incur costs in subsection (a) above is not an authorization to reimburse those costs and does not mean or imply that such costs will be reimbursed out of grant funds. The Recipient and Participating Parties may voluntarily, at their own risk, and upon their own credit and expense, incur costs as authorized in subsection (a) above, but their authority to reimburse or to be reimbursed out of grant funds shall be governed by the provisions of this Grant Agreement applicable to the payment of costs and the release of funds by the Secretary.

(c) Neither the Recipient nor any Participating Party shall incur any costs in connection with any activity to be paid for, in whole or in part, with grant funds, even though such costs will not be reimbursed out of grant funds, unless such costs could be incurred pursuant to subsection (a) of this Section 3.02 if such costs were to be paid out of grant funds.

(d) Prior to the issuance by the Secretary of the environmental releases required by 24 C.F.R. Part 58, the Recipient may not use any funds, including local funds, to take any action with respect to the Project where such action might have an adverse environmental effect, would limit choices among competing alternatives, or might alter the environmental premises on which the pending clearance is based in such a fashion that the validity of the conclusions to be reached would be affected.

Section 3.03 Authorization by the Secretary for the Recipient to Draw Grant Funds

(a) No costs may be paid out of grant funds prior to the issuance by the Secretary of the environmental releases required by 24 C.F.R. Part 58, a written approval by the Secretary of required evidentiary materials as specified in Exhibits E and F of this Grant Agreement, and written authorization from the Secretary to draw grant funds under the Letter of Credit.

(b) All certifications and other materials required by this Grant Agreement to be submitted to the Secretary as conditions precedent to the Recipient's authority to pay costs out of grant funds shall be submitted by the Recipient prior to any draw of grant funds under the Letter of Credit.

(c) Unless Exhibit E or F of this Grant Agreement authorizes the phasing or staging of the Recipient's draw of grant funds, then upon a finding by the Secretary that the Recipient has submitted, in a timely manner and in acceptable form and content, all of the evidentiary materials specified in Exhibit E of this Grant Agreement and upon approval by the Secretary of said evidentiary materials; and if no default has occurred, as defined in subsection (a) of Section 7.01 of this Grant Agreement, the Secretary shall promptly issue to the Recipient a written authorization to draw grant funds under the Letter of Credit for the purposes authorized by this Grant Agreement.

(d) If Exhibit E or F of this Grant Agreement authorizes the phasing or staging of the Recipient's draw of grant funds, then upon a finding by the Secretary that the Recipient has submitted, in a timely manner and in acceptable form and content, all of the evidentiary materials specified in Exhibit E of this Grant Agreement to be submitted to and accepted by the Secretary for any particular phase or stage of the draw of grant funds; and upon approval by the Secretary of said evidentiary materials; and if no default has occurred, as defined in subsection (a) of Section 7.01 of this Grant Agreement, the Secretary shall promptly issue to the Recipient a written authorization to draw grant funds under the Letter of Credit in accordance with any requirements or authorizations described in Exhibit E or F respecting the particular phase or stage of the draw of grant funds.

(e) Prior to the Recipient's payment of any costs with grant funds, and prior to the Recipient's drawing of any grant funds under the Letter of Credit, the Recipient shall not have been served by the Secretary with any notice suspending the Recipient's authority to draw grant funds under the Letter of Credit, nor be in breach of the Recipient's obligation to report a default, pursuant to subsection (a) of Section 5.05 of this Grant Agreement.

ARTICLE IV

COMPLIANCE WITH FEDERAL RULES AND UDAG REGULATIONS

Section 4.01 Delegation and Acceptance of Responsibilities Under Federal Rules

By its execution of this Grant Agreement, the Recipient represents and warrants that it has the legal capacity to assume the responsibilities for compliance with all applicable Federal rules and agrees and undertakes to assume and carry out all such responsibilities in accordance with all the requirements which are or may be established pursuant thereto.

Section 4.02 Compliance with UDAG Regulations

The Recipient shall comply with the UDAG regulations, including the certifications specified therein.

ARTICLE V

REPRESENTATIONS, WARRANTIES, AND SPECIFIC OBLIGATIONS

Section 5.01 Recipient's Representations and Warranties

The Recipient has, by and through consultations among all appropriate members of the Recipient's governing body and its officers, examined into each of the following and by its execution of this Grant Agreement the Recipient does, upon information and belief, represent and warrant to the Secretary that:

(1) The Recipient is duly organized and validly existing under the laws of the jurisdiction of which the Recipient is a part, and has all requisite power and authority to enter into this Grant Agreement.

(2) A resolution, motion, order or ordinance has been duly adopted, passed or enacted as an official act of the Recipient's governing body, authorizing the execution and delivery of this Grant Agreement by the Recipient and authorizing and directing the person executing this Grant Agreement to do so for and on behalf of the Recipient.

(3) This Grant Agreement has been executed and delivered by the Recipient, in such manner and form as to comply with all applicable laws to make this Grant Agreement the valid and legally binding act and agreement of the Recipient.

(4) Except as set forth in Exhibit A of this Grant Agreement, there is no action, proceeding, or investigation now pending, nor any basis therefor, known or believed to exist by the Recipient, which (i) questions the validity of this Grant Agreement, or any action taken or to be taken under it, or (ii) is likely to result in any material adverse change in the authorities, properties, assets, liabilities, or conditions (financial or otherwise) of the Recipient which would materially and substantially impair the Recipient's ability to perform any of the obligations imposed upon the Recipient by this Grant Agreement.

(5) The representations, statements, and other matters contained in the Application were true and complete in all material respects as of the date of filing. Except as set forth in Exhibit A of this Grant Agreement, the Recipient is aware of no event which would require any amendment to the Application (other than an amendment which has been filed with and approved by the Secretary) in order to make such representations, statements, and other matters true and complete in all material respects and not misleading in any material respect. The Recipient is aware of no event or other fact which should have been, and has not been, reported in the Application as material information.

(6) The Recipient has obtained, or has reasonable assurances that it will obtain, all Federal, State and local government approvals and reviews required by law to be obtained by the Recipient for the Project; and all Participating Parties have obtained, or the Recipient has reasonable assurances that such Participating Parties will obtain, all such approvals and reviews required by law to be obtained by the Participating Parties for the Project.

(7) Insofar as the capacity of the Recipient to carry out any obligation under this Grant Agreement is concerned, (i) the Recipient is not in material violation of its Charter, or any mortgage, indenture, agreement, instrument, judgment, decree, order, statute, rule or regulation and (ii) the execution and performance of this Grant Agreement will not result in any such violation.

(8) Except for approved eligible administrative and personnel costs, no member, officer, or employee of the Recipient, or its designees, or agents, no consultant, no member of the governing body of the Recipient or the locality in which the program is situated, and no other public official of the Recipient or such locality or localities, who exercises or has exercised any functions or responsibilities with respect to the Project during his or her tenure, or who is in a position to participate in a decisionmaking process or gain insider information with regard to the project, shall have any interest, direct or indirect, in any contract or subcontract, or the proceeds thereof, for work to be performed in connection with the Project or in any activity, or benefit therefrom, which is part of this Project at any time during or after such person's tenure. This provision shall be in addition to the requirements in Attachments O of OMB Circular A-102 and A-110.

(However, upon written request of the Recipient, the Secretary may agree in writing to waive a conflict otherwise prohibited by this provision whenever there has been full public disclosure of the conflict of interest, and the Secretary determines that undue hardship will result either to the Recipient or the person affected by applying the prohibition and that the granting of a waiver is in the public interest. No such request for a waiver shall be made by Recipient which would, in any way, permit a violation of State or local law or any charter provision of the Recipient.)

Section 5.02 Obligation to Complete Recipient Activities as Scheduled

(a) The Recipient shall use its best efforts to assure the completion of the Recipient Activities described in Exhibit B of this Grant Agreement within the time periods specified in Exhibit F of this Grant Agreement.

(b) The Recipient agrees that the foregoing undertaking and assurance means that Recipient shall, to the maximum extent permitted by law, use and apply all of its governmental and proprietary powers for such completion, including but not limited to those powers governing taxes, other revenues, credit, eminent domain and appropriations, if necessary, for the purpose of providing any shortfall between funds available under this grant and funds necessary to complete all of the Recipient Activities described in Exhibit B of this Grant Agreement.

Section 5.03 Obligation to Achieve Projected Jobs

(a) In selecting the Recipient for this grant, the Secretary considered certain representations by the Recipient to the Secretary that this grant is expected to create a specific number of permanent new job opportunities, including a specific number of new permanent job opportunities for minorities, CETA-eligible persons, and persons who, at the time of their employment, will be persons of low- or moderate-income within the meaning of Section 570.3 of 24 C.F.R. Part 570, as may be from time to time amended.

(b) The Recipient acknowledges its representations in the Application pertaining to the creation of jobs and obligates itself to use its best efforts to create, or cause to be created, the numbers and kinds of jobs within a specified time period as specified in Exhibit A of this Grant Agreement as being expected to be created through this grant.

(c) For Pockets of Poverty Projects, Recipient shall ensure that at least 75 percent of all permanent jobs initially resulting from the Project are provided to low- and moderate-income persons and that at least 51 percent of all permanent jobs initially resulting from the Project are provided to low- and moderate-income residents from the pocket. Recipient shall continuously use best efforts to ensure that at least 75 percent of all permanent jobs resulting from the Project are provided to low- and moderate-income persons and that at least 51 percent of all permanent jobs resulting from the Project are provided to low- and moderate-income residents from the Pocket.

(d) The Recipient obligates itself to use all powers available to

Recipient to enforce the undertakings or assurances of Participating Parties respecting the creation of jobs which are specified in Exhibit A of this Grant Agreement.

Section 5.04 Obligation to Cure Title Defects

(a) The Recipient shall use its best efforts to promptly cure, or cause to be cured, any defect in the title to any real property necessary to the completion of Recipient Activities, where such defect will or may have a material adverse effect on the use of such real property for the Project.

(b) The Recipient agrees that the foregoing obligation means that the Recipient shall, to the maximum extent permitted by law, use and apply all of its governmental and proprietary powers, including but not limited to those powers governing taxes, other revenues, credit, eminent domain and appropriations, if necessary, for the purpose of assuring the availability of all real property, free and clear of adverse and inhibiting title defects, which is necessary to complete Recipient Activities.

Section 5.05 Notification and Action Upon Default

(a) The Recipient shall promptly give written notice to the Secretary upon the discovery by the Recipient of any default involving any Participating Party, as defined in Section 7.01 of this Grant Agreement.

(b) Promptly upon the discovery of any default involving any Participating Party, the Recipient shall vigorously pursue, to the fullest extent possible, all remedies available to Recipient to remove or cure such default, or to seek redress or relief from its effects, including reimbursement for any grant funds expended on the Project, and to prevent or mitigate any adverse effects on the Project. Recipient shall keep the Secretary fully informed as to the status of such actions.

ARTICLE VI

INSPECTION AND REVIEW

Section 6.01 Duty to Maintain, and Rights to Inspect and Copy, Books, Records and Documents

(a) The Recipient shall keep and maintain such books, records and other documents as shall be required under rules and regulations now or hereafter applicable to grants made under the UDAG Program, and as may be reasonably necessary to reflect and disclose fully the amount and disposition of the grant funds, the total cost of the activities paid for, in whole or in part, with grant funds, and the amount and nature of all investments related to such activities which are supplied or to be supplied by other sources.

(b) All such books, records and other documents shall be available at the offices of the Recipient (except that books, records and other documents of a Participating Party which are subject to this Section 6.01 may be maintained at the offices of such Participating Party) for inspection, copying, audit and examination at all reasonable times by any duly authorized representative of the Secretary or the Comptroller General of the United States.

Section 6.02 Site Visits

Any duly authorized representative of the Secretary shall, at all reasonable times, have access to all portions of the Project.

Section 6.03 Duration of Inspection Rights

The rights of access and inspection provided in this Article VI shall continue until the completion of all close-out procedures respecting this grant, and until the final settlement and conclusion of all issues arising out of this grant.

Section 6.04 Reports

The Recipient shall promptly furnish to the Secretary all reports required to be filed in accordance with any directives of the Secretary or any statute, rule or regulation of HUD. Recipient shall provide to the HUD Area and Central Offices an annual report on the use of Program Income as long as such funds are generated by the Project.

ARTICLE VII

DEFAULTS AND REMEDIES

Section 7.01 Defaults

A default shall consist of any use of grant funds for any purpose other than as authorized in Exhibits B, C and D of this Grant Agreement; or any breach of any covenant, agreement, provision, or warranty of (i) the Recipient made in this Grant Agreement; (ii) the Recipient made in any agreement entered into between the Recipient and any Participating Party relating to the Project; (iii) any Participating Party made in any agreement specified in Exhibit E of this Grant Agreement, or; (iv) the performance schedule specified in Exhibit F of this Grant Agreement.

Section 7.02 Remedies Upon Default

(a) Upon occurrence of any default as described in Section 7.01, the Secretary may suspend the Recipient's authority to draw any Grant Funds under the Letter of Credit at any time by notice to the Recipient. If a default is not cured within thirty (30) consecutive days from notice of such default by the Secretary to the Recipient, the Secretary may continue such suspension or by delivery of notice terminate this Grant Agreement. In the event of a termination, the Recipient's authority to draw grant funds under the Letter of Credit shall have terminated at the date of the notice of termination and the Recipient shall have no right, title or interest in or to any grant funds remaining under the Letter of Credit.

(b) In addition to any other rights or remedies, if a default consists of the Recipient's failure to submit the evidentiary materials described in Exhibit E of this Grant Agreement by the date specified in Exhibit F of this Grant Agreement, the Secretary shall have the right to terminate this Grant Agreement and the award of grant funds to which this Grant Agreement relates by delivery of written notice to the Recipient. Upon such termination, all obligations of the Secretary pursuant to this Grant Agreement and such award shall cease and the Recipient shall neither have nor retain any rights whatsoever with respect to the grant funds provided under this Grant Agreement.

(c) If a default occurs, the Secretary may at any time or from time to time proceed to protect and enforce all rights available to the Secretary under this Grant Agreement by suit in equity, action at law, or by any other appropriate proceedings, whether for specific performance of any covenant or agreement contained in this Grant Agreement, or damages, or other relief, or proceed to take any action authorized or permitted under applicable law or regulations, including the recapture of any expended grant funds from any payments received by Recipient as a result of the default of any Participating Party.

(d) The rights and remedies available to the Secretary in the event of a suspension or termination of this Grant Agreement shall survive such suspension or termination.

ARTICLE VIII

CERTIFICATIONS BY RECIPIENT

Section 8.01 Certifications Upon Draw of Funds

Execution by the Recipient of each request for a draw of grant funds under the Letter of Credit shall constitute a certification that:

(1) All of the representations and warranties of the Recipient as set forth in Section 5.01 of this Grant Agreement continue to be valid, true, and in full force and effect.

(2) The Recipient is in compliance with all of the Recipient's obligations specified in this Grant Agreement which, by their terms or intent, are applicable at the time of the draw of grant funds.

(3) All conditions precedent to the Recipient's authority to draw the grant funds shall have been satisfied, in accordance with Section 3.03 of this Grant Agreement.

(4) The grant funds to be drawn will be used for Eligible Costs actually incurred in accordance with the provisions of Exhibits B, C and D to this Grant Agreement.

(5) All Program Income which has been received by the Recipient or by a Participating Party has been deposited or used in accordance with the provisions of Section 2.04 of this Grant Agreement.

Section 8.02 Certification After Completion of all Recipient Activities

Within thirty (30) days after the completion of all Recipient Activities, the Recipient shall submit to the Secretary a written certification, executed by the chief executive officer of the Recipient, stating that all Recipient Activities, have been completed consistent with the terms of this Grant Agreement, and specifying the date of completion and the cost for each Recipient Activity.

Section 8.03 Certification After Completion of All Non-Recipient Activities

Within thirty (30) days after the completion of all Non-Recipient Activities, the Recipient shall submit to the Secretary a written certification, executed by the chief executive officer of the Recipient, stating that all Non-Recipient Activities, have been completed consistent with the terms of this Grant Agreement, and specifying the date of completion and the cost for each Non-Recipient Activity. The certification shall have attached to it a statement from each Participating Party that the information in the certification with respect to the Non-Recipient Activities carried out by that Participating Party is complete and correct.

ARTICLE IX

THIRD PARTY CONTRACT REQUIREMENTS

Section 9.01 Escrow of Program Income

The Recipient shall include in all contracts with Participating Parties involving activities to be paid for with grant funds, a provision that, upon instruction by the Secretary, all Program Income received by the Participating Party, prior to the completion of all Recipient Activities, shall be deposited in escrow under arrangements approved by the Secretary, in order to provide funds to assure the completion of the Recipient Activities.

Section 9.02 Program Income Applied to Costs

Unless Exhibit A of this Grant Agreement authorizes or requires otherwise, the Recipient shall include in all contracts with Participating Parties involving activities to be paid for with grant funds, a provision that all Program Income received by the Participating Party, prior to the completion of all Recipient Activities, shall be transmitted to the Recipient for payment of costs incurred for Recipient Activities.

Section 9.03 Program Income for Title I Activities

Unless Exhibit A to this Grant Agreement authorizes or requires otherwise, the Recipient shall include in all contracts with Participating Parties involving activities to be paid for with grant funds, a provision that all Program Income received by the Participating Party after the completion of all Recipient Activities shall, at the option of the Recipient, either be transmitted to the Recipient, or used by the Participating Party with Recipient approval, for community and economic development activities which would be eligible for assistance under Title I of the Act, unless otherwise provided in the close-out agreement between Recipient and HUD.

Section 9.04 Assurance of Governmental Approvals

The Recipient shall include in all contracts with Participating Parties a warranty that the Recipient and each Participating Party has obtained, or has reasonable assurance that it will obtain, all Federal, State and local governmental approvals and reviews required by law to be obtained by the Recipient or Participating Party for the Project. Any such approvals or reviews which have not been obtained shall be specified in the contract.

Section 9.05 Completion of Project

The Recipient shall cause to be included in all contracts with Participating Parties a representation on the part of each Participating Party that the Participating Party acknowledges that the Secretary, in selecting the Recipient for the award of this grant, relied in material part upon the assured completion of the Project and that the Participating Party assures the Recipient that such activities will be completed by the Participating Party.

Section 9.06 Assurances of Projected Jobs

(a) The Recipient shall either include in all appropriate contracts with Participating Parties, or shall secure in the most legally binding and enforceable form for such assurance available under the laws of Recipient's State, written assurances from each Participating Party that such Participating Party will use its best efforts to create or cause to be created, within a time specified in Exhibit A of this Grant Agreement, a specified number of new permanent job opportunities, including a specified number of new permanent job opportunities for minorities, CETA-eligible persons, and persons who, at the time of their employment, will be persons of low-and moderate-income.

(b) For Pockets of Poverty Projects, Recipient shall also include assurances necessary to comply with Section 5.03(c) of this Grant Agreement. All assurances shall (i) state that in order to assist and enable the Recipient to report to the Secretary, as the Secretary may require, the assuring Participating Party agrees to report to the Recipient, as the Recipient may from time to time require, on the numbers and kinds of such jobs created or caused to be created and filled, and (ii) contain such other provisions as may be required by the Recipient to enable the Recipient to comply with any reporting requirements of the Secretary and to cause the assurances to be legally binding and enforceable to the maximum extent permitted by the applicable law.

Section 9.07 Maintaining Records and Right to Inspect

The Recipient shall include in all contracts with Participating Parties receiving grant funds provisions requiring that (i) each such Participating Party keep and maintain books, records and other documents relating directly to the receipt and disbursement of such grant funds; and (ii) any duly authorized representative of the Secretary or Comptroller General of the United States shall, at all reasonable times, have access to and the right to inspect, copy, audit, and examine all such books, records and other documents of such Participating Party until the completion of all close-out procedures respecting this grant and the final settlement and conclusion of all issues arising out of this grant.

Section 9.08 Access to Project

The Recipient shall include in all contracts with Participating Parties a provision that each Participating Party agrees that any duly authorized representative of the Secretary shall, at all reasonable times, have access to any portion of the Project in which such Participating Party is involved until the completion of all close-out procedures respecting this grant.

Section 9.09 No Assignment or Succession

The Recipient shall include in all contracts with Participating Parties receiving grant funds an acknowledgement and agreement by the Participating Party that no transfer of grant funds by the Recipient to the Participating Party shall be or be deemed an assignment of grant funds, and that such

Participating Party shall neither succeed to any rights, benefits or advantages of the Recipient under this Grant Agreement, nor attain any rights, privileges, authorities or interests in or under this Grant Agreement.

Section 9.10 Secretary Approval of Amendments

The Recipient shall include, or cause to be included, in all contracts which are required to be submitted to and approved by the Secretary in accordance with Exhibit E of this Grant Agreement a provision that during the term of this Grant Agreement such contract shall not be amended in any material respect, after such approval and acceptance, without the prior written approval of the Secretary. "Material" shall be defined as anything which cancels or reduces any developmental, construction, job creating, or financial obligation of any Participating Party by more than ten (10%) percent, changes the sites or character of any development activity, or increases any time for performance by a party by more than thirty (30) days.

Section 9.11 Disclaimer of Relationships

The Recipient shall include in all contracts with Participating Parties, and in all contracts with any party involving the use of grant funds, an acknowledgement that nothing contained in this Grant Agreement, or in the contract between the parties, nor any act of the Secretary, the Recipient, or any of the parties, shall be deemed or construed by any of the parties, or by the third persons, to create any relationship of third-party beneficiary, principal and agent, limited or general partnership, or joint venture, or of any association or relationship involving the Secretary.

Section 9.12 Limitation of Recipient Liability for Project Activities

Unless otherwise specified in Exhibit A of this Grant Agreement, the Recipient shall include in all contracts with Participating Parties, and in all contracts with any party involving the use of grant funds, an acknowledgement that the Recipient shall not be liable to any Participating Party, or to any party except HUD, for completion of, or the failure to complete, any activities which are a part of the Project, except those specified in Exhibit B of this Grant Agreement.

Section 9.13 Conflict of Interest

The Recipient shall include in all contracts with Participating Parties, and in all contracts with any party involving the use of grant funds, a conflict of interest provision consistent with Section 5.01(8) of this Grant Agreement.

Section 9.14 Project Signs

The Recipient shall include in all contracts with Participating Parties, and in all contracts with any party involving the use of grant funds, a project sign provision consistent with any criteria which may be established by the Secretary.

ARTICLE X

EVIDENTIARY MATERIALS

Section 10.01 Commitments of Participating Parties - General

(a) In selecting the Recipient for the award of this grant, the Secretary has relied, in material part, upon the representations of the Recipient and Participating Parties that the Recipient and the Participating Parties (i) will carry out certain activities connected with the Project; (ii) will complete those activities; (iii) have, or will have, the financial capability to assure the carrying out of the activities to their completion; and (iv) will invest, or cause to be invested, a specific value amount in the Project. The Secretary has also relied upon the Recipient and Participating Parties' representations that such Participating Parties will, prior to any use of grant funds for the Project, enter into legally binding agreements evidencing the commitments which were so relied upon by the Secretary.

(b) Evidentiary materials to be submitted to and approved by the Secretary as specified in Exhibit E of this Grant Agreement shall include: (i) a complete index describing the material submitted; (ii) the legally binding and enforceable commitment of the Participating Party, in unequivocal terms, to undertake and complete specified activities connected with the Project, and to expend on the Project a specified minimum amount of funds or other form of investment; and (iii) clear and convincing proof that the Participating Party has on hand, or will have available to it, any finances or other things of value necessary to carry out the promises of completing the activities and making the specified investment.

(c) Evidentiary materials which have been submitted to and approved by the Secretary shall not be amended in any material respect without prior written approval of the Secretary.

Section 10.02 Form of Documentary Evidence - General

All documentary evidence of commitments submitted to the Secretary for approval shall be in the form of either (i) a duplicate original, or (ii) a photographic copy of the fully executed original, of the documents.

Section 10.03 Opinions of Recipient's Counsel

(a) Whenever, in Exhibit E to this Grant Agreement or otherwise, the opinion of an attorney is required as part of any evidentiary material to be submitted to the Secretary, the opinion shall be in writing and shall be that of counsel for the Recipient, unless otherwise specified.

(b) In the formulation or rendering of an opinion, Recipient's counsel may rely upon the certification of other persons, or the written statements or opinions of other counsel; provided, a copy of each such certification, statement, or opinion is attached to the opinion of Recipient's counsel.

(c) If, in the formulation and rendering of an opinion, the Recipient's counsel predicates the opinion upon "information and belief," then in all such cases the opinion of Recipient's counsel shall contain, or have attached thereto, a statement or description of all of the information upon which the belief of counsel is predicated.

Section 10.04 Evidence of Contracts - Form

(a) Evidence of contractual commitments submitted to the Secretary shall be in the form specified in Section 10.02 above; shall include all of the documents evidencing the contractual commitment; and shall have attached the opinion of Recipient's counsel made in accordance with Section 10.03 above.

(b) The opinion of Recipient's counsel shall certify that the documents comply with Section 10.02 above, that Recipient's counsel has examined into the authority of all parties to the documents, and of all persons executing the documents on behalf of the parties, and that said parties and persons were authorized to enter into and execute the documents.

(c) The opinion of Recipient's counsel shall state that the documents constitute a valid and legally enforceable contract under the laws of the Recipient's State and that the documents conform to the provisions of this Grant Agreement, except as to any particulars specified in the opinion.

Section 10.05 Evidence of Loan Commitments - Form

(a) Evidence of loan commitments from private lending institutions shall be in the form specified at Section 10.02 above; shall include all of the documents evidencing the loan commitment, an acceptance by the borrower, the purposes of the loan, the authorized use of loan funds, and all other terms and conditions of the loan commitment, the acceptance, and the loan; and shall have attached the opinion of Recipient's counsel, made in accordance with Section 10.03.

(b) A loan commitment may specify contingencies or conditions which must be satisfied before the closing of the loan, or the disbursement of loan funds, but the commitment shall be an irrevocable commitment, enforceable by the borrower upon satisfaction of all contingencies or conditions.

(c) The opinion of Recipient's counsel shall certify that the documents comply with Section 10.02; that Recipient's counsel has examined into the authority of all parties to the loan commitment and the acceptance, and of all persons executing the loan commitment and acceptance on behalf of the parties; and that said parties and persons were authorized to make the loan commitment and acceptance.

(d) The opinion of Recipient's counsel shall state that, subject only to such contingencies and conditions as are expressed in the documents, the lending institution is irrevocably committed to loan, and the borrower to accept upon the terms and conditions specified, the principal amount specified in the loan commitment; and that the loan commitment, and the acceptance, and all of the terms and conditions of the loan commitment, and the loan, are lawful and enforceable under the laws of the Recipient's State; and that the documents conform to the provisions of this Grant Agreement, except in any particulars specified in the opinion.

(e) If, under the terms of the loan commitment, the making of the loan is contingent upon the happening of any condition precedent, then the approval of the commitment by the Secretary as the evidence required under this Grant Agreement may be conditioned by the Secretary upon the submittal and acceptance of further evidence that such contingencies have been satisfied, or that the contingencies have been otherwise removed, or that the loan has closed.

(f) Where evidence of a loan commitment is required to be submitted to the Secretary under this Grant Agreement, evidence of the actual closing of the loan shall be acceptable, in lieu of the foregoing, provided such evidence complies with Section 10.06.

Section 10.06 Evidence of Loans - Form

(a) Evidence of a loan having been made or closed shall be in the form specified at Section 10.02; shall be on the letterhead of the lending institution; shall state the principal amount of the loan, its purposes (interim or permanent), and the authorized uses of loan funds; shall describe or identify the security for the loan; shall state the term of the loan; shall identify all parties to the loan; shall be executed by an authorized officer of the lending institution; and shall have attached an opinion of Recipient's counsel made in accordance with Section 10.03, certifying that the documents comply with Section 10.02, and that the officer of the lending institution was authorized to execute the documents.

(b) Evidence of a loan having been made or closed may also be submitted in the form of copies of recorded notes, deeds, bonds, indentures and other documents which comply with Section 10.02 and which contain sufficient evidence, including evidence of recordation, to enable the Secretary to determine the matters specified above at subsection (a) of this Section 10.06 and that the loan has been made or closed.

Section 10.07 Evidence of Liquid Assets - Form

Whenever a Participating Party is required to provide evidence of liquid assets for an activity in an amount and manner satisfactory and acceptable to a lending institution, such evidence shall be in the form specified at Section 10.02; shall be on the letterhead of the lending institution; shall identify the Participating Party; and shall state that the Participating Party has on hand or immediately available to the Participating Party, liquid assets of a value and in an amount satisfactory and acceptable to the lending institution, and that the availability and use of the liquid assets for the activity to be carried out by the Participating Party in connection with the Project is assured to the satisfaction of the lending institution. The document shall be executed by an authorized officer of the lending institution; and shall have attached an opinion of Recipient's counsel, made in accordance with

Section 10.03, that the documents comply with Section 10.02 and that the officer or the lending institution was authorized to execute the same.

Section 10.08 Evidence of Finances Satisfactory to Counsel - Form

(a) Whenever evidence is required in the form of a statement and opinion of Recipient's counsel that a Participating Party will provide a specific amount of finances for purposes of carrying out the commitment of that Participating Party in connection with the Project, such evidence shall be in the form of an opinion of Recipient's counsel made in accordance with Section 10.03.

(b) The opinion of Recipient's counsel shall certify that counsel has examined into the availability to the Participating Party of liquid assets and/or of debt financing; shall state the amount and the source of liquid assets on hand or immediately available to the Participating Party for use in the Project; and shall state the amount and the source of debt financing which is available, or irrevocably committed, to the Participating Party for use in the Project. The evidence of these funds shall be consistent with the provisions of Sections 10.05, 10.06 and 10.07 above to the extent possible.

(c) The opinion of Recipient's counsel shall be that the Participating Party has on hand, or immediately available, or irrevocably committed to the Participating Party, for use in carrying out the commitments of the Participating Party to the Project, liquid assets and/or debt financing in a sum equal to the specified amount of finances required in this Grant Agreement.

(d) Submissions pursuant to this Section shall be subject to HUD approval as to form and content.

Section 10.09 Anti-Speculation Provisions - Sale of Real Property

(a) Whenever, in Exhibit E of this Grant Agreement, a document is required to contain a provision for the prevention or discouragement of speculation in the purchase and sale of property by a beneficiary of grant funds, then, unless otherwise specified, such provision shall comply with this Section.

(b) The document shall prohibit the beneficiary of grant funds from selling or otherwise disposing of the property within a period specified in Exhibit L of this Grant Agreement after the date of the purchase, for an amount in excess of the purchase price paid, plus the actual costs of any improvements to the property by the beneficiary. The prohibition against sale shall have the same force and effect as a lis pendens, and shall specify that in the event of any attempted sale, in violation of the provision, the Recipient shall be entitled to the ex parte issuance of an injunction restraining such sale. The document shall be executed and authenticated in such manner and form as may be required under State law to authorize its recordation at the place of recordation of deeds, as if a lis pendens; and the document shall be so recorded.

(c) The document may, in conjunction with the foregoing, or in lieu thereof, describe a procedure whereunder, in the event of any sale of the property within the period specified in Exhibit L of this Grant Agreement, the amount of grant funds which benefited the beneficiary shall be repaid by the beneficiary to the Recipient. Such procedure may include a pro-rata reduction of the amount to be repaid, based upon the time elapsing between the date of the initial purchase of the property and its disposition by the beneficiary. The document must either specify the amount of grant funds which benefited the beneficiary, or set forth a formula or agreed method for determining such amount. The document shall be executed and authenticated in such manner and form as may be required to authorize its recordation, as if a lis pendens; and the document shall be so recorded.

Section 10.10 Evidence of Title to Real Property - Form

Whenever, in Exhibit E of this Grant Agreement, a Participating Party or the Recipient is required to acquire fee simple or leasehold title to real property, and proof of such acquisition is required, evidence shall be in the form of an opinion of Recipient's counsel, made in accordance with Section 10.03. The opinion shall certify that on a specified date, either an original ALTA policy of land or mortgage title insurance, or other records identified in the opinion, were examined by Recipient's counsel; and that said policy or other records identified the Participating Party, or a wholly-owned subsidiary of the Participating Party, or the Recipient or its agent or agency, as required, as the owner or lessee of record, in fee simple or leasehold, of said property. The opinion shall further state that on the date specified by Recipient's counsel, the record fee simple or leasehold title to said real property was vested, in the Participating Party, or such subsidiary thereof, or in the Recipient or its agent or agency as required. In lieu thereof, evidence may be in the form of documents which comply with Section 10.02 and which contain sufficient evidence, including evidence of recordation, to enable the Secretary to determine, to the satisfaction of the Secretary, that the Participating Party or the Recipient did acquire the title, as required.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Notices

(a) All amendments, notices, requests, objections, waivers, rejections, agreements, approvals, disclosures and consents of any kind made pursuant to this Grant Agreement shall be in writing.

(b) Any such communication shall be deemed effective for all purposes as of the date such communication is mailed, postage prepaid, by registered or certified mail, return receipt requested, to be delivered only to the office of the addressee, addressed as follows:

(1) Communications to the Secretary shall be mailed simultaneously to: (A) The Director, Office of Urban Development Action Grants, U.S. Department of Housing and Urban Development, 451 7th Street, S.W., Room 7258, Washington, D.C. 20410, and (B) The Area Office Manager of the HUD Area Office authorized to receive the Application of the Recipient for the grant hereunder; and (C) such other persons or at such other addresses as may be furnished by the Secretary to the Recipient.

(2) Communications to the Recipient shall be addressed to the Recipient, at the address set forth in Exhibit A of this Grant Agreement, or such other address as may be furnished by the Recipient to the Secretary.

Section 11.02 Assignment

No right, benefit, or advantage inuring to the Recipient under this Grant Agreement and no burden imposed on the Recipient hereunder may be assigned without the prior written approval of the Secretary. An authorization by the Secretary for the transfer of grant funds by Recipient to a Participating Party shall not be deemed an authorization for an assignment, and such Participating Party shall not succeed to any rights, benefits or advantages of the Recipient hereunder.

Section 11.03 Successors Bound

This Grant Agreement shall bind, and the rights, benefits and advantages shall inure to, the Recipient's successors.

Section 11.04 Remedies Not Impaired

No delay or omission of the Secretary in exercising any right or remedy available under this Grant Agreement shall impair any such right or remedy or constitute a waiver of any Default, or an acquiescence therein.

Section 11.05 Cumulative Remedies

All rights and remedies of the Secretary under this Grant Agreement shall be cumulative.

Section 11.06 Severability

The invalidity of any article, section, subsection, clause or provision of this Grant Agreement shall not affect the validity of the remaining articles, sections, subsections, clauses or provisions hereof.

Section 11.07 Entire Agreement

This Grant Agreement constitutes the entire agreement between the Secretary and the Recipient and supersedes all prior oral and written agreements between the parties hereto with respect to the subject grant. Notwithstanding the provisions of Section 1.01 of this Grant Agreement, in the event of any inconsistency between the provisions of this Grant Agreement and anything contained in the Application, then the provisions of this Grant Agreement shall prevail.

Section 11.08 Execution in Counterparts

This Grant Agreement may be executed in any number of counterparts. All such counterparts shall be deemed to be originals and together shall constitute but one and the same instrument.

Section 11.09 Table of Contents; Titles and Headings

Any table of contents, the title of the Articles, and the headings of the sections and subsections set forth herein are not a part of this Grant Agreement and shall not be deemed to affect the meaning or construction of any of its provisions.

Section 11.10 Amendment of this Grant Agreement

This Grant Agreement, or any part hereof, may be amended from time to time hereafter only in writing executed by the Secretary and the Recipient.

Section 11.11 Disclaimer of Relationships

The Recipient acknowledges that the obligation of the Secretary is limited to providing grant funds in the manner and on the terms set forth in this Grant Agreement. Nothing in this Grant Agreement, nor any act of either the Secretary or of the Recipient, shall be deemed or construed by either of them, or by third persons, to create any relationship of third-party beneficiary, principal and agent, limited or general partnership, or joint venture, or of any association or relationship whatsoever involving the Secretary.

Section 11.12 Governing Law

This Grant Agreement as it may affect the rights, remedies, duties, and obligations of the Secretary shall be governed by and construed in accordance with Federal law. Insofar as Federal law does not apply, the provisions of this Grant Agreement shall be governed by and construed in accordance with the laws of the Recipient's State.

Section 11.13 Waiver by Secretary

The Secretary reserves and shall have the exclusive right to waive, at the sole discretion of the Secretary, and to the extent permitted by law, any requirement or provision under this Grant Agreement. No act by or on behalf of the Secretary shall be, or be deemed or construed to be, any waiver of any such requirement or provision, unless the same be in writing, signed by the Secretary, and expressly stated to constitute such waiver.

Section 11.14 Effective Date

(a) This Grant Agreement shall, when executed and dated by the Secretary, constitute an offer by the Secretary to the Recipient to make the within grant and to enter into this Grant Agreement. When delivered to the Recipient so executed and dated, the same shall constitute a tender of said ~~offer, which shall be promptly accepted, if at all, by the Recipient and which~~ shall not be altered without the Secretary's approval. The Secretary may revoke the tender and rescind the offer at any time prior to its acceptance by the Recipient, by written notice of the Secretary to the Recipient, given as specified at Section 11.01 of this Grant Agreement.

(b) This Grant Agreement shall be deemed to have been accepted, and shall become effective, as of the date this Grant Agreement is executed and dated by the Recipient.

Section 11.15 Termination of Grant Agreement

Unless otherwise terminated by the Secretary pursuant to Article VII of this Grant Agreement, or by the mutual consent of Recipient and the Secretary, this Grant Agreement shall terminate upon the completion of all close-out procedures respecting this grant and the final settlement and conclusion between Recipient and the Secretary of all issues arising out of this grant, unless otherwise provided in the close-out agreement between Recipient and the Secretary.

SIGNATURE PAGE

THIS GRANT AGREEMENT, numbered B-85-AB-23-0042 is hereby executed and delivered by the Parties hereto on the dates set forth below their respective signatures, as follows:

THE SECRETARY OF HOUSING AND URBAN DEVELOPMENT

Date: DEC 3 1984

By: [signature]
Jeffrey A. Finkle
Acting Deputy Assistant Secretary
for Program Management
Office of Community Planning
and Development

THE CITY OF GARDINER, MAINE

Date: December 13, 1984

By: [signature]
Kenneth J. Kokernak

Title: City Manager

IMPORTANT

One (1) fully executed copy of this Grant Agreement must be mailed to the Office of Urban Development Action Grants, and two (2) fully executed copies of this Grant Agreement must be mailed to the HUD Field Office Manager, in accordance with Section 11.01, on the same date executed by Recipient.

Recipient: City of Gardiner, Maine Grant Number: B-85-AB-23-0042

EXHIBIT A

SUPPLEMENTARY PROVISIONS

Rider to Section 1.03(2). In addition to Recipient's Application for Federal Assistance (SF 424), the "Application" shall include:

Letters and Other Materials dated:

(1) September 20, 1984, Second Submission by City of Gardiner.

(2) October 4, 1984, from Preti, Flaherty & Beliveau to Jane Hildt, UDAG, regarding IRB Counsel opinion.

(3) October 9, 1984, from John K. Craford, Senior Vice President, Moseley, Hallgarten, Estabrook & Weeden, Inc., to Barry Goldman, Great Northern Financial Corporation, regarding bond purchase commitment.

(4) October 10, 1984, from Teco Brown, Director, Maine Department of Environmental Protection, to Jane Hildt, regarding site permit.

(5) October 10, 1984, from Leslie E. Stevens, Finance Authority of Maine, to Jane Hilet (sic), regarding IRB cap.

(6) October 12, 1984 (four letters), from David A. Flynn, Associated Grocers (AG), to Jane Hildt, regarding acceptance of bond financing terms, AG's "but for", AG's job commitments, and consultant fees.

(7) October 12, 1984, from Kenneth J. Kokernak, City Manager, City of Gardiner, to David Sowell, UDAG, regarding land sales price and permits.

(8) October 12, 1984, from Leslie E. Stevens to Jane Hildt, regarding IRB Cap.

(9) October 16, 1984, from David L. Friedman, City of Gardiner, to Jane Hildt, with three enclosures.

Plus any additional materials submitted since the date the Application was filed upon which the Secretary relied in making this award.

Rider to Section 1.03(12). The term "Participating Party" consists of the following persons, firms, corporations and entities:

"Developer" means Associated Grocers of Maine, Inc., a Maine non-profit cooperative (Subchapter T) corporation, whose mailing address is P.O. Box 97, South Gardiner, Maine 04359.

~~"Authority" means Finance Authority of Maine, located at 83 Western Avenue, Augusta, Maine 04330.~~

"Bond Purchaser" means Moseley, Hallgarten, Estabrook & Weeden, Inc., an investment banking company, located at 60 State Street, Boston, Massachusetts 02101, and/or the institution or entity that purchases the bonds on the issue date.

"Issuer" means the Recipient acting in its capacity to issue Industrial Revenue Bonds.

"LOC Bank" means the Letter of Credit Bank, State Street Bank and Trust Company, 225 Franklin St., Boston, Massachusetts 02101.

"Trustee" means a financial institution authorized to act as Trustee in Maine or Massachusetts (Casco Bank in Maine, The First National Bank of Boston in Massachusetts).

Continuation Sheet---Exhibit A

Rider to Section 1.03(13). The phrase "the UDAG percentage of" contained on the first line of paragraph (13) and the last sentence thereof are deleted in their entirety.

Rider to Section 1.03. (21) "Project Site" means the site of approximately 120 acres located on the east side of Route 101, 1/4 mile north of Interstate 95, as more particularly described in the Application.

Rider to Section 2.01. The amount of this UDAG grant is: ONE MILLION SEVEN THOUSAND DOLLARS ($1,007,000).

Rider to Sections 2.04, 9.01, 9.02 and 9.03. Any repayment or other payments received pursuant to Paragraph III of Exhibit E to this Grant Agreement and received prior to completion of the UDAG funded Recipient Activities shall be held in escrow pursuant to Section 2.04(a) of this Grant Agreement until completion of the UDAG funded Recipient Activities. All escrowed funds shall bear interest with the accounts insured by an agency of the U.S. Government. Upon completion of the UDAG funded Recipient Activities, any funds held in said escrow shall be spent for activities eligible under Title I of the Housing and Community Development Act of 1974, as amended, and shall be spent in accordance with Part 570 of Title 24 Code of Federal Regulations. Any repayments received after completion of the UDAG funded Recipient Activities shall be deemed miscellaneous revenues and shall be spent for activities eligible under Title I of the Housing and Community Development Act of 1974, as amended, and shall not be governed by Part 570.

Recipient: City of Gardiner, Maine   Grant Number: B-85-AB-23-0042

Continuation Sheet---Exhibit A

Rider to Section 5.01(8). Paragraph (8) shall be deleted in its entirety and the following shall be inserted in place thereof:

"(8) Recipient shall comply with the conflict of interest provision set forth in 24 CFR Section 570.611 (48 Federal Register 186, pp. 43571-72, 9/23/83)."

Rider to Sections 5.03 and 9.06. The jobs referenced at Section 5.03 and the assurances required at Section 9.06 shall aggregate:

Total New Permanent Jobs: 103

Total New Permanent Jobs for Low- and Moderate-Income Persons: 77

Total New Permanent Jobs for CETA-Eligible Persons: 67

Total New Permanent Jobs for Minorities: 1

Job Requirements shall be completed within 48 months from the Date of Preliminary Approval.

Rider to Section 9.13 Conflict of Interest. Section 9.13 shall be deleted in its entirety and the following shall be inserted in place thereof:

"The Recipient shall include in all contracts with Participating Parties and in all contracts with any party involving the use of Grant Funds, a conflict of interest provision consistent with 24 CFR Section 570.611 (48 Federal Register 186, pp. 43571-72, 9/23/83)."

Rider to Section 11.01. The address of the Recipient for the purpose of communications relating to this Grant Agreement is:

Mr. Kenneth J. Kokernak
City Manager
City Hall
Gardiner, Maine 04345

Recipient: City of Gardiner, Maine Grant Number: B-85-AB-23-0042

EXHIBIT B

DESCRIPTION OF RECIPIENT ACTIVITIES

Rider to Section 1.03(17). The "Recipient Activities" shall consist of:

Recipient shall:

(a) sell the Project Site to Developer for not more than $30,000;

(b) lend not more than $1,000,000 of Grant Funds to Developer for the purpo of assisting in the acquisition and installation of capital equipment in the industrial facility to be constructed by Developer on the Project Site; and,

(c) spend not more than $7,000 of Grant Funds for administrative expenses.

(d) Issue Industrial Revenue Bonds of not less than 6 million dollars for the purpose of partially financing the Project.

EXHIBIT C

DESCRIPTION OF NON-RECIPIENT ACTIVITIES

Rider to Section 1.03(11). The "Non-Recipient Activities" shall consist of:

I

(a) Developer shall:

(1) purchase the Project Site;

(2) construct an approximate 218,000 square foot warehouse, office and distribution facility; and

(3) purchase and install capital equipment for the purpose of expanding their current business (the "Project").

(b) The total cost of the Project shall be not less than $7,000,000.

II

[redacted] Bond Purchaser shall purchase not less than $6,000,000 of Industrial Revenue Bonds issued by the Issuer for the purpose of partially financing the Project.

III

LOC Bank shall issue an irrevocable Letter of Credit to the Trustee for an amount equal to the Industrial Revenue Bond Issue of $6,000,000.

Recipient: City of Gardiner, Maine Grant Number: B-85-AB-23-0042

EXHIBIT D

Project Budget - Summary of Projected Expenditures

USE OF FUNDS Line Item Activity	SOURCES OF FUNDS UDAG Funds	 Private Funds	 Other Funds	TOTAL COSTS
a. Site Acquisition		$ 30,000		$ 30,000
b. Site Improvements		507,000		507,000
c. New Construction		3,918,310		3,918,310
d. Contingency		202,590		202,590
e. Architect and Engineering		200,000		200,000
f. Survey, Taxes, Bond & Legal Fees, Accounting & Insurance		219,270		219,270
g. Interim Interest and Financing Fees		505,000		505,000
h. Permits and Fees		14,500		14,500
i. Other Professional Fees		206,700		206,700
j.				
k. Capital Equipment	$1,000,000	196,630		1,196,630
l. Equipment not counted in leverage ratio				
m. Working Capital (not counted in leverage ratio)				
n. Profit & Overhead (not counted in leverage ratio)				
o. TOTAL PROJECT COST	$1,000,000	$6,000,000		$7,000,000
p. Recipient administrative costs reimbursed from UDAG funds	7,000			
q. Less: items not counted in leverage ratio (lines l.-n.)		- -0-		
r. Total private investment to be reported on QPR's ("countable private")		$6,000,000		
s. Plus: Discounted value of UDAG loan repayment		+ 578,918		
t. Plus: Discounted value of other public loan repayments		+ -0-		
u. Plus: Present value of lease payments		+ -0-		
v. Totals used in computing leverage ratio	$1,007,000	$6,578,918		

Discount Rate: 11%

Revised 3/29

EXHIBIT D

EXHIBIT E

REQUIRED EVIDENTIARY MATERIALS

The evidentiary materials to be submitted by the Recipient for the approval of the Secretary shall include the applicable provisions of Article IX of this Grant Agreement and shall consist of the following:

I

(a) All governmental approvals and permits necessary for the commencement of the Recipient and Non-Recipient Activities shall have been obtained.

(b) Evidence of this commitment shall be a written certification from Recipient, signed by the chief executive officer, in accordance with Section 10.02 of this Grant Agreement, that all such governmental approvals and permits have been obtained.

II

(a) Title to all land necessary for the Project, except land to be acquired with Grant Funds, shall be held by Recipient or the appropriate Participating Party.

(b) Evidence of this commitment shall be in accordance with Section 10.10 of this Grant Agreement.

III

(a) Recipient and Developer shall enter into an agreement which shall contain provisions consistent with the following:

(1) Recipient shall agree to carry-out all Recipient Activities set forth in Exhibit B to this Grant Agreement.

(2) Developer shall agree to carry-out all Non-Recipient Activities ascribed to Developer in Exhibit C to this Grant Agreement. The agreement shall set forth the scope of the work, its location, and the obligation of Developer to invest not less than $6,000,000 of private funds in the Project.

(3) Recipient shall be obligated to make a loan to Developer of not more than $1,000,000 of Grant Funds (the "UDAG Loan"), which shall be used for the purpose of partially financing the purchase and installation of capital equipment on the Project Site. The terms and conditions of the UDAG Loan shall be consistent with the following:

(aa) UDAG Interim Loan:

(i) Principal: The principal amount of the Interim Loan shall be no more than $1,000,000.

(ii) Interest: The interest rate shall be zero percent (0%) per annum.

(iii) Disbursement/Ratio: Loan disbursements shall be based on vouchers submitted by Developer, verified by Recipient, and certified by the architect, construction manager, or other certifying official as shall be acceptable to Recipient. All submissions by contractors of monthly requisitions shall be on AIA Forms 702 and 703 or their equivalent.

No disbursement of the UDAG Loan shall be made until:

a) Developer has furnished Recipient with the following:

1) an ALTA policy for mortgage title insurance, in the full amount of the UDAG Loan, insuring that Recipient will be the holder of a second lien on the hereafter described security, free of encumbrances and other exceptions to title other than those approved in advance by Recipient, and not subordinated to any interest except the coordinate first mortgage among the Issuer, the Trustee, and the LOC Bank in an amount not to exceed $6,000,000 of principal plus any accrued interest, legal fees, and any other disbursements made for the Project which are not paid for by the developer plus further advances by the Bond Purchaser which are invested in the Project and are required for its completion; and

2) a Builder's Risk and Fire Insurance policy or policies duly endorsed to indicate Recipient as an insured mortgagee; and

b) All of the evidentiary materials required by this Exhibit E have been submitted to and approved by the Secretary and the Secretary has authorized Recipient to draw down such funds from its Letter of Credit.

No loan funds shall be disbursed until Developer has first expended not less than $600,000 of private funds for the Project, after which the UDAG funds may be drawn down for Project activities in a ratio to countable private funds of not more than $1.00 of UDAG funds to $5.40 of countable private funds; thus, for every $6.40 of funds expended on the Project (after any required equity contribution) not more than $1.00 will be UDAG funds and not less than $5.40 will be countable private funds.

(bb) UDAG Permanent Loan:

(i) Term: Term of the UDAG Permanent Loan shall be 20 years commencing upon completion of construction, but in no event later than February 1, 1986.

(ii) Principal: The principal of the UDAG Permanent Loan shall be the amount disbursed under the UDAG Interim Loan plus any interest accrued during the term of the UDAG Interim Loan.

(iii) Interest: The interest rate shall be zero percent (0%) per annum in years one through three (1-3) and eight percent (8%) per annum thereafter.

(iv) Repayment: In years one through three (1-3), principal shall be deferred and beginning at year four (4), repayment of principal and interest shall be made in quarterly installments in accordance with a 25-year amortization schedule during the Term of the UDAG Permanent Loan, and a balloon payment sufficient to pay off the entire outstanding indebtedness of principal, interest and accrued interest shall be made at maturity of the UDAG Permanent Loan.

REQUIRED ADDITIONAL PROVISIONS APPLICABLE TO UDAG INTERIM AND PERMANENT LOANS.

(cc) Security: The UDAG Loan shall be secured by a deed of trust or mortgage in favor of Recipient upon all land, buildings, fixtures, equipment and other assets of the Developer comprising the Project. The security position of the Recipient may be subordinated to the coordinate first security interest among the Issuer, the Trustee, and the LOC Bank in an amount not to exceed $6,000,000 of principal plus any accrued interest, legal fees, and any other disbursements made for the Project which are not paid for by the Developer plus further advances by the Bond Purchaser which are invested in the Project and are required for its completion.

The deed of trust or mortgage shall also contain standard provisions to protect the interest of the second mortgagee, including, for example, a provision that a default under the first mortgage which could permit a foreclosure by the first mortgagee shall constitute a default under the second mortgage and the unpaid principal balance and interest of the UDAG Loan shall become immediately due and payable.

Continuation Sheet---Exhibit E

The deed of trust or mortgage shall not contain an exculpation clause in favor of Developer.

To the extent permitted by law, all of the personal property described in the mortgage shall be deemed to be fixtures and part of the real property. As to any part of such personal property not deemed or permitted by law to be fixtures, the mortgage shall constitute a security agreement under the Uniform Commercial Code.

In addition, the UDAG Loan shall be secured by a second lien in favor of the Recipient upon all capital equipment purchased with the proceeds thereof, subject to the coordinate first lien. This then cannot be subordinated to any other interest. Developer shall cause to be recorded all appropriate Uniform Commercial Code financing statements and/or security agreements required to secure the UDAG loan. The financing statements and/or security agreements shall not contain exculpation clauses in favor of Developer.

(dd) Guarantee: The repayment of the UDAG Loan and the completion of the Non-Recipient Activities pertaining to Developer shall be unconditionally and irrevocably guaranteed by Developer.

(ee) Prepayment: No prepayment may occur without prior written approval of the Recipient.

(4) All applicable terms and conditions of this Grant Agreement, including Article IX provisions and job assurances specified in Sections 5.03 and 9.06 shall be set forth in the agreement.

(5) The agreement shall specify a timeframe for performance consistent with Exhibit F to this Grant Agreement.

(6) During the term of this Grant Agreement, Developer shall agree to provide necessary data and information as to private investment and jobs relating to this Grant Agreement.

(b) Evidence of this commitment shall be in accordance with Section 10.04 of this Grant Agreement together with copies of the forms of all UDAG Loan documents to be used at closing.

Continuation Sheet—Exhibit E

IV

(a) Issuer shall issue and sell and Bond Purchaser shall purchase at least $6,000,000 in Industrial Revenue Bonds for the Project.

(b) Evidence of this commitment shall be in the form of a certification from the trustee and/or depository of the proceeds of the bond sale stating that said trustee and/or depository has on hand and immediately available to Developer, as aforesaid, the net bond proceeds for financing the construction and development of the Project and in accordance with Section 10.02 of this Grant Agreement.

file copy

Exhibit 6(c)(i)

COMMERCIAL LOAN AGREEMENT

THIS COMMERCIAL LOAN AGREEMENT (the "Agreement") is made effective as of OCTOBER 8, 2001, and is by and between Wheaton & McLaughlin, Inc., d/b/a Princeton Food Mart, in PRINCETON, Maine (hereinafter referred to as "Borrower"), and ASSOCIATED GROCERS OF MAINE, INC., a Maine Corporation doing business in Gardiner, Kennebec County and State of Maine (hereinafter referred to as "Lender").

IN CONSIDERATION of the mutual covenants contained herein and benefits to be derived herefrom, and for good and valuable consideration, Borrower and Lender hereby agree to the following terms and conditions:

1. PURPOSE OF LOAN. The purpose of the loan between Borrower and Lender is to finance the acquisition of inventory of Borrower's PRINCETON Maine retail grocery store (the "Store") pursuant to the terms of the Inventory Purchase Agreement, hereafter defined.

2. THE NOTE. Borrower's indebtedness to Lender shall be evidenced by a $48,000.00 Commercial Promissory Note by Borrower to Lender made effective as of even date (the "Note"). The Note is to be for seven years without interest, as more particularly described in the Note.

3. PURCHASE OF INVENTORY. As a specific condition of Lender's loan to Borrower, Borrower agrees to purchase at least fifty-five percent (55%) of its inventory requirements at the Store from Lender for a term of seven (7) years, according to the terms and conditions of the Inventory Purchase Agreement (the "Inventory Purchase Agreement") between the parties, dated as of even date, and executed in connection herewith.

4. DEFAULT. The occurrence of any one or more of the following shall be an event of default hereunder. The occurrence of any event of default shall constitute without notice or demand a default under the Note, the Inventory Purchase Agreement, and all other agreements between Borrower and Lender:

(a) Failure by Borrower to perform any of the terms or conditions of this Agreement, or any default under any other agreement between Borrower and Lender executed in connection herewith (including, without limitation, the Note or the Inventory Purchase Agreement);

(b) Any representation or warranty made by Borrower to Lender proves to be false or misleading in any material respect;

(c) Any report, certificate or financial statement or other instrument furnished in connection with this Loan Agreement which proves to be false or misleading in any material respect.

5. FINANCIAL STATEMENTS. Borrower shall furnish to Lender within ninety (90) days of its fiscal year end, audited financial statements, or if audited financial statements are not available, financial statements in review quality, prepared in accordance with generally accepted accounting principles, by a firm of certified public accountants acceptable to Lender.

6. FOREGIVENESS OF DEBT AND IMPUTED INTEREST. In each month during the term of the Inventory Purchase Agreement that Borrower is in full compliance with, and has performed all of its obligations under, the terms of the Inventory Purchase Agreement, Lender will forgive one eighty-fourth (1/84) of the total principal due under the Note. Principal forgiveness will be based only on full months' performance, and will not be prorated for partial months. Any imputed interest on the Note will also be forgiven in the same manner and under the same terms as the forgiven principal.

If Borrower fails to comply with or perform all of its obligations under the Inventory Purchase Agreement, or if Borrower terminates the Inventory Purchase Agreement pursuant to Section 3 thereof, no principal or imputed interest will be forgiven, and all amounts remaining due under the Note will then be immediately due and payable in full as of the date of any such breach or termination by Borrower.

7. TERMINATION OF ADVERTISING CREDIT. Borrower and Lender acknowledge that all agreements, obligations and rights of either of them with respect to the granting by Lender to Borrower of any so-called advertising credit are hereby terminated.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this 8TH day of OCTOBER, 2001.

BORROWER:

Wheaton & McLaughlin, Inc. d/b/a
Princeton Food Mart

[signature]
Witness

By: [signature]
Its V-President

ASSOCIATED GROCERS OF MAINE, INC.

[signature]
Witness

By: [signature]
Its: PRESIDENT /CEO

COMMERCIAL LOAN AGREEMENT

THIS COMMERCIAL LOAN AGREEMENT (the "Agreement") is made effective as of October 8, 2001, and is by and between Falls Retail, Inc., d/b/a Falls Market, in Ellsworth, Maine (hereinafter referred to as "Borrower"), and ASSOCIATED GROCERS OF MAINE, INC., a Maine Corporation doing business in Gardiner, Kennebec County and State of Maine (hereinafter referred to as "Lender").

IN CONSIDERATION of the mutual covenants contained herein and benefits to be derived herefrom, and for good and valuable consideration, Borrower and Lender hereby agree to the following terms and conditions:

1. PURPOSE OF LOAN. The purpose of the loan between Borrower and Lender is to finance the acquisition of inventory of Borrower's Ellsworth Maine retail grocery store (the "Store") pursuant to the terms of the Inventory Purchase Agreement, hereafter defined.

2. THE NOTE. Borrower's indebtedness to Lender shall be evidenced by a $48,000.00 Commercial Promissory Note by Borrower to Lender made effective as of even date (the "Note"). The Note is to be for seven years without interest, as more particularly described in the Note.

3. PURCHASE OF INVENTORY. As a specific condition of Lender's loan to Borrower, Borrower agrees to purchase at least fifty-five percent (55%) of its inventory requirements at the Store from Lender for a term of seven (7) years, according to the terms and conditions of the Inventory Purchase Agreement (the "Inventory Purchase Agreement") between the parties, dated as of even date, and executed in connection herewith.

4. DEFAULT. The occurrence of any one or more of the following shall be an event of default hereunder. The occurrence of any event of default shall constitute without notice or demand a default under the Note, the Inventory Purchase Agreement, and all other agreements between Borrower and Lender:

(a) Failure by Borrower to perform any of the terms or conditions of this Agreement, or any default under any other agreement between Borrower and Lender executed in connection herewith (including, without limitation, the Note or the Inventory Purchase Agreement);

(b) Any representation or warranty made by Borrower to Lender proves to be false or misleading in any material respect;

(c) Any report, certificate or financial statement or other instrument furnished in connection with this Loan Agreement which proves to be false or misleading in any material respect.

5. FINANCIAL STATEMENTS. Borrower shall furnish to Lender within ninety (90) days of its fiscal year end, audited financial statements, or if audited financial statements are not available, financial statements in review quality, prepared in accordance with generally accepted accounting principles, by a firm of certified public accountants acceptable to Lender.

6. FOREGIVENESS OF DEBT AND IMPUTED INTEREST. In each month during the term of the Inventory Purchase Agreement that Borrower is in full compliance with, and has performed all of its obligations under, the terms of the Inventory Purchase Agreement, Lender will forgive one eighty-fourth (1/84) of the total principal due under the Note. Principal forgiveness will be based only on full months' performance, and will not be prorated for partial months. Any imputed interest on the Note will also be forgiven in the same manner and under the same terms as the forgiven principal.

If Borrower fails to comply with or perform all of its obligations under the Inventory Purchase Agreement, or if Borrower terminates the Inventory Purchase Agreement pursuant to Section 3 thereof, no principal or imputed interest will be forgiven, and all amounts remaining due under the Note will then be immediately due and payable in full as of the date of any such breach or termination by Borrower.

7. TERMINATION OF ADVERTISING CREDIT. Borrower and Lender acknowledge that all agreements, obligations and rights of either of them with respect to the granting by Lender to Borrower of any so-called advertising credit are hereby terminated.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this 8TH day of OCTOBER, 2001.

BORROWER:

Falls Retail, Inc. d/b/a
Falls Market

Bernita Jones
Witness

By: Kenneth McLeod
Its V-President

ASSOCIATED GROCERS OF MAINE, INC.

Cathy Callahan
Witness

By: Michael E Winter
Its: PRESIDENT / CEO

COMMERCIAL LOAN AGREEMENT

THIS COMMERCIAL LOAN AGREEMENT (the "Agreement") is made effective as of October 8, 2001, and is by and between Downeast Retail Corp., d/b/a Elmer's Food Mart, in Columbia, Maine (hereinafter referred to as "Borrower"), and ASSOCIATED GROCERS OF MAINE, INC., a Maine Corporation doing business in Gardiner, Kennebec County and State of Maine (hereinafter referred to as "Lender").

IN CONSIDERATION of the mutual covenants contained herein and benefits to be derived herefrom, and for good and valuable consideration, Borrower and Lender hereby agree to the following terms and conditions:

1. PURPOSE OF LOAN. The purpose of the loan between Borrower and Lender is to finance the acquisition of inventory of Borrower's Columbia, Maine retail grocery store (the "Store") pursuant to the terms of the Inventory Purchase Agreement, hereafter defined.

2. THE NOTE. Borrower's indebtedness to Lender shall be evidenced by a $48,000.00 Commercial Promissory Note by Borrower to Lender made effective as of even date (the "Note"). The Note is to be for seven years without interest, as more particularly described in the Note.

3. PURCHASE OF INVENTORY. As a specific condition of Lender's loan to Borrower, Borrower agrees to purchase at least fifty-five percent (55%) of its inventory requirements at the Store from Lender for a term of seven (7) years, according to the terms and conditions of the Inventory Purchase Agreement (the "Inventory Purchase Agreement") between the parties, dated as of even date, and executed in connection herewith.

4. DEFAULT. The occurrence of any one or more of the following shall be an event of default hereunder. The occurrence of any event of default shall constitute without notice or demand a default under the Note, the Inventory Purchase Agreement, and all other agreements between Borrower and Lender:

(a) Failure by Borrower to perform any of the terms or conditions of this Agreement, or any default under any other agreement between Borrower and Lender executed in connection herewith (including, without limitation, the Note or the Inventory Purchase Agreement);

(b) Any representation or warranty made by Borrower to Lender proves to be false or misleading in any material respect;

(c) Any report, certificate or financial statement or other instrument furnished in connection with this Loan Agreement which proves to be false or misleading in any material respect.

5. FINANCIAL STATEMENTS. Borrower shall furnish to Lender within ninety (90) days of its fiscal year end, audited financial statements, or if audited financial statements are not available, financial statements in review quality, prepared in accordance with generally accepted accounting principles, by a firm of certified public accountants acceptable to Lender.

6. FOREGIVENESS OF DEBT AND IMPUTED INTEREST. In each month during the term of the Inventory Purchase Agreement that Borrower is in full compliance with, and has performed all of its obligations under, the terms of the Inventory Purchase Agreement, Lender will forgive one eighty-fourth (1/84) of the total principal due under the Note. Principal forgiveness will be based only on full months' performance, and will not be prorated for partial months. Any imputed interest on the Note will also be forgiven in the same manner and under the same terms as the forgiven principal.

If Borrower fails to comply with or perform all of its obligations under the Inventory Purchase Agreement, or if Borrower terminates the Inventory Purchase Agreement pursuant to Section 3 thereof, no principal or imputed interest will be forgiven, and all amounts remaining due under the Note will then be immediately due and payable in full as of the date of any such breach or termination by Borrower.

7. TERMINATION OF ADVERTISING CREDIT. Borrower and Lender acknowledge that all agreements, obligations and rights of either of them with respect to the granting by Lender to Borrower of any so-called advertising credit are hereby terminated.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this 8TH day of OCTOBER, 2001.

BORROWER:

Downeast Retail Corp. d/b/a
Elmer's Food Mart

Bernite Jones
Witness

By: [signature]
Its V- President

ASSOCIATED GROCERS OF MAINE, INC.

Cathy Callahan
Witness

By: [signature]
Its: PRESIDENT / CEO

Exhibit 6(c)(iv)

COMMERCIAL LOAN AGREEMENT

THIS COMMERCIAL LOAN AGREEMENT (the "Agreement") is made effective as of October 8, 2001, and is by and between Rake, Inc., d/b/a Woodland Food Mart, in Woodland, Maine (hereinafter referred to as "Borrower"), and ASSOCIATED GROCERS OF MAINE, INC., a Maine Corporation doing business in Gardiner, Kennebec County and State of Maine (hereinafter referred to as "Lender").

IN CONSIDERATION of the mutual covenants contained herein and benefits to be derived herefrom, and for good and valuable consideration, Borrower and Lender hereby agree to the following terms and conditions:

1. PURPOSE OF LOAN. The purpose of the loan between Borrower and Lender is to finance the acquisition of inventory of Borrower's Woodland, Maine retail grocery store (the "Store") pursuant to the terms of the Inventory Purchase Agreement, hereafter defined.

2. THE NOTE. Borrower's indebtedness to Lender shall be evidenced by a $48,000.00 Commercial Promissory Note by Borrower to Lender made effective as of even date (the "Note"). The Note is to be for seven years without interest, as more particularly described in the Note.

3. PURCHASE OF INVENTORY. As a specific condition of Lender's loan to Borrower, Borrower agrees to purchase at least fifty-five percent (55%) of its inventory requirements at the Store from Lender for a term of seven (7) years, according to the terms and conditions of the Inventory Purchase Agreement (the "Inventory Purchase Agreement") between the parties, dated as of even date, and executed in connection herewith.

4. DEFAULT. The occurrence of any one or more of the following shall be an event of default hereunder. The occurrence of any event of default shall constitute without notice or demand a default under the Note, the Inventory Purchase Agreement, and all other agreements between Borrower and Lender:

(a) Failure by Borrower to perform any of the terms or conditions of this Agreement, or any default under any other agreement between Borrower and Lender executed in connection herewith (including, without limitation, the Note or the Inventory Purchase Agreement);

(b) Any representation or warranty made by Borrower to Lender proves to be false or misleading in any material respect;

(c) Any report, certificate or financial statement or other instrument furnished in connection with this Loan Agreement which proves to be false or misleading in any material respect.

5. FINANCIAL STATEMENTS. Borrower shall furnish to Lender within ninety (90) days of its fiscal year end, audited financial statements, or if audited financial statements are not available, financial statements in review quality, prepared in accordance with generally accepted accounting principles, by a firm of certified public accountants acceptable to Lender.

6. FOREGIVENESS OF DEBT AND IMPUTED INTEREST. In each month during the term of the Inventory Purchase Agreement that Borrower is in full compliance with, and has performed all of its obligations under, the terms of the Inventory Purchase Agreement, Lender will forgive one eighty-fourth (1/84) of the total principal due under the Note. Principal forgiveness will be based only on full months' performance, and will not be prorated for partial months. Any imputed interest on the Note will also be forgiven in the same manner and under the same terms as the forgiven principal.

If Borrower fails to comply with or perform all of its obligations under the Inventory Purchase Agreement, or if Borrower terminates the Inventory Purchase Agreement pursuant to Section 3 thereof, no principal or imputed interest will be forgiven, and all amounts remaining due under the Note will then be immediately due and payable in full as of the date of any such breach or termination by Borrower.

7. TERMINATION OF ADVERTISING CREDIT. Borrower and Lender acknowledge that all agreements, obligations and rights of either of them with respect to the granting by Lender to Borrower of any so-called advertising credit are hereby terminated.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this 8TH day of OCTOBER, 2001.

BORROWER:

Rake, Inc. d/b/a
Woodland Food Mart

Bernite Jones
Witness

By: [signature]
Its V-President

ASSOCIATED GROCERS OF MAINE, INC.

Cathy Callahan
Witness

By: [signature]
Its: PRESIDENT CEO

Exhibit 6(c)(v)

COMMERCIAL LOAN AGREEMENT

THIS COMMERCIAL LOAN AGREEMENT (the "Agreement") is made effective as of October 8, 2001, and is by and between Coastal Retail Corp., d/b/a Southwest Food Mart, in Southwest Harbor, Maine (hereinafter referred to as "Borrower"), and ASSOCIATED GROCERS OF MAINE, INC., a Maine Corporation doing business in Gardiner, Kennebec County and State of Maine (hereinafter referred to as "Lender").

IN CONSIDERATION of the mutual covenants contained herein and benefits to be derived herefrom, and for good and valuable consideration, Borrower and Lender hereby agree to the following terms and conditions:

1. PURPOSE OF LOAN. The purpose of the loan between Borrower and Lender is to finance the acquisition of inventory of Borrower's Southwest Harbor, Maine retail grocery store (the "Store") pursuant to the terms of the Inventory Purchase Agreement, hereafter defined.

2. THE NOTE. Borrower's indebtedness to Lender shall be evidenced by a $48,000.00 Commercial Promissory Note by Borrower to Lender made effective as of even date (the "Note"). The Note is to be for seven years without interest, as more particularly described in the Note.

3. PURCHASE OF INVENTORY. As a specific condition of Lender's loan to Borrower, Borrower agrees to purchase at least fifty-five percent (55%) of its inventory requirements at the Store from Lender for a term of seven (7) years, according to the terms and conditions of the Inventory Purchase Agreement (the "Inventory Purchase Agreement") between the parties, dated as of even date, and executed in connection herewith.

4. DEFAULT. The occurrence of any one or more of the following shall be an event of default hereunder. The occurrence of any event of default shall constitute without notice or demand a default under the Note, the Inventory Purchase Agreement, and all other agreements between Borrower and Lender:

(a) Failure by Borrower to perform any of the terms or conditions of this Agreement, or any default under any other agreement between Borrower and Lender executed in connection herewith (including, without limitation, the Note or the Inventory Purchase Agreement);

(b) Any representation or warranty made by Borrower to Lender proves to be false or misleading in any material respect;

(c) Any report, certificate or financial statement or other instrument furnished in connection with this Loan Agreement which proves to be false or misleading in any material respect.

5. FINANCIAL STATEMENTS. Borrower shall furnish to Lender within ninety (90) days of its fiscal year end, audited financial statements, or if audited financial statements are not available, financial statements in review quality, prepared in accordance with generally accepted accounting principles, by a firm of certified public accountants acceptable to Lender.

6. FOREGIVENESS OF DEBT AND IMPUTED INTEREST. In each month during the term of the Inventory Purchase Agreement that Borrower is in full compliance with, and has performed all of its obligations under, the terms of the Inventory Purchase Agreement, Lender will forgive one eighty-fourth (1/84) of the total principal due under the Note. Principal forgiveness will be based only on full months' performance, and will not be prorated for partial months. Any imputed interest on the Note will also be forgiven in the same manner and under the same terms as the forgiven principal.

If Borrower fails to comply with or perform all of its obligations under the Inventory Purchase Agreement, or if Borrower terminates the Inventory Purchase Agreement pursuant to Section 3 thereof, no principal or imputed interest will be forgiven, and all amounts remaining due under the Note will then be immediately due and payable in full as of the date of any such breach or termination by Borrower.

7. TERMINATION OF ADVERTISING CREDIT. Borrower and Lender acknowledge that all agreements, obligations and rights of either of them with respect to the granting by Lender to Borrower of any so-called advertising credit are hereby terminated.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this 8TH day of OCTOBER, 2001.

BORROWER:

Coastal Retail Corp. d/b/a
Southwest Food Mart

Witness: Benita Jones

By: [signature]
Its V-President

ASSOCIATED GROCERS OF MAINE, INC.

Witness: Cathy Callahan

By: [signature]
Its: PRESIDENT / CEO

COMMERCIAL LOAN AGREEMENT

THIS COMMERCIAL LOAN AGREEMENT (the "Agreement") is made effective as of June 16, 2003, and is by and between KARP, Inc., a Maine corporation having its principal place of business in Wells, Maine (hereinafter referred to as "Borrower"), and ASSOCIATED GROCERS OF MAINE, INC., a Maine Corporation doing business in Gardiner, Kennebec County and State of Maine (hereinafter referred to as "Lender").

IN CONSIDERATION of the mutual covenants contained herein and benefits to be derived herefrom, and for good and valuable consideration, Borrower and Lender hereby agree to the following terms and conditions:

1. PURPOSE OF LOAN. The purpose of the loan between Borrower and Lender is to finance the acquisition of inventory of Borrower's Wells, Maine retail grocery store (the "Store") pursuant to the terms of the Inventory Purchase Agreement, hereafter defined.

2. THE NOTE. Borrower's indebtedness to Lender shall be evidenced by a $250,000.00 Commercial Promissory Note by Borrower to Lender made effective as of even date (the "Note").

3. PURCHASE OF INVENTORY. As a specific condition of Lender's loan to Borrower, Borrower agrees to purchase at least fifty-five percent (55%) of its inventory requirements at the Store from Lender for a term to expire on the later of (a) November __, 2008, or (b) for so long as any of the Obligations, as hereafter defined, remain outstanding, according to the terms and conditions of the Inventory Purchase Agreement (the "Inventory Purchase Agreement") between the parties, dated as of even date, and executed in connection herewith.

4. DEFAULT. The occurrence of any one or more of the following shall be an event of default hereunder. The occurrence of any event of default shall constitute without notice or demand a default under the Note, the Inventory Purchase Agreement, and all other agreements between Borrower and Lender:

(a) Failure by Borrower to perform within any applicable grace or cure period, any of the terms or conditions of this Agreement, or any default under any other agreement between Borrower and Lender executed in connection herewith (including, without limitation, the Note or the Inventory Purchase Agreement);

(b) Any representation or warranty made by Borrower to Lender proves to be false or misleading in any material respect;

(c) Any report, certificate or financial statement or other instrument furnished in connection with this Loan Agreement which proves to be false or misleading in any material respect.

(d) Any default under any guaranty of the Borrower's obligations under any agreement between the Borrower and Lender (collectively, the "Obligations"), given by any person to Lender.

5. FINANCIAL STATEMENTS. Borrower shall furnish to Lender within ninety (90) days of its fiscal year end, audited financial statements, or if audited financial statements are not available, financial statements in review quality, prepared in accordance with generally accepted accounting principles, by a firm of certified public accountants acceptable to Lender.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this ____ day of June 16, 2001.

BORROWER:

KARP, INC.

Witness

By: Kenneth Wheaton
Its

ASSOCIATED GROCERS OF MAINE, INC.

Witness

By:
Its: CFO

S:\A\Associated Grocers of Maine, Inc\Princeton Stores\KARP, Inc\$250,000 Loan 6.2003\COMMERCIAL LOAN AGREEMENT - FINAL.doc

Exhibit 6(c)(vii)

LOAN AGREEMENT

THIS LOAN AGREEMENT (the "Agreement") is made as of January 20, 2004, and is by and between The Umbrella Factory (hereinafter referred to as "Borrower"), and ASSOCIATED GROCERS OF MAINE, INC., a Maine Corporation doing business in Gardiner, Kennebec County and State of Maine (hereinafter referred to as "Lender").

IN CONSIDERATION of the mutual covenants contained herein and benefits to be derived herefrom, and for good and valuable consideration, Borrower and Lender hereby agree to the following terms and conditions:

1. LOANS; PURPOSE OF LOANS. Lender has this day made a certain loan (the "Loan") to Borrower, in the amount of **$129,410.95**. The purpose of the Loan is to finance the purchase of inventory for the Store.

2. THE NOTE. Borrower's indebtedness to Lender shall be evidenced by a Promissory Note by Borrower to Lender made effective as of January 20, 2004, in the principal amount of **$129,410.95** (the "Note"). The Note is to be for five years with interest, as more particularly described in the Note. The Note shall be secured by a security interest in all of Borrower's inventory, pursuant to a Security Agreement dated of near or even date herewith (the "Security Agreement"). The Note shall also be secured by the guaranty of David R. Allenson and Gail Allenson, dated of near or even date herewith (as amended from time to time, the "Guaranty"), and by any other security set forth in the Note or the Guaranty.

3. PURCHASE OF INVENTORY. As a specific condition of Lender's loan to Borrower, Borrower agrees to purchase at least sixty-five percent (65%) of its inventory requirements at the Store from Lender according to the terms and conditions of the Inventory Purchase Agreement executed in connection herewith.

4. DEFAULT. The occurrence of any one or more of the following shall be an event of default hereunder. The occurrence of any event of default shall constitute without notice or demand a default under the Note and all other agreements between Borrower and Lender:

(a) Failure by Borrower or any guarantor to perform any of the conditions of this Agreement, or any default under any other agreement between Borrower and Lender executed in connection herewith (including, without limitation, the Note, the Security Agreement, the Inventory Purchase Agreement, or any other agreement between Borrower and Lender);

(b) Any representation of warranty made herein which proves to be false or misleading in any material respect;

(c) Any report, certificate or financial statement or other instrument furnished in connection with this Loan Agreement which proves to be false or misleading in any material respect; or

(d) Any default under the Guaranty;

5. FINANCIAL STATEMENTS. Borrower shall furnish to Lender within forty-five (45) days of its fiscal year end, financial statements prepared in audit quality, or if audited financial statements are not available, in review quality, prepared in accordance with generally accepted accounting principals, by a firm of certified public accountants acceptable to Lender.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this 20th day of January, 2004.

THE UMBRELLA FACTORY

Dennis Girardin
Witness

By: David R Allenson
Its: PRESIDENT

ASSOCIATED GROCERS OF MAINE, INC.

Cathy Callahan
Witness

By: [signature]
Its: PRESIDENT / CEO

S:\A\Associated Grocers of Maine, Inc\Allenson\LOAN AGREEMENT.doc

LOAN AGREEMENT

THIS LOAN AGREEMENT (the "Agreement") is made as of **February 21, 2003**, and is by and between Williams Development, Inc., d/b/a The Main Street Market, in Belfast, Maine (hereinafter referred to as "Borrower"), and ASSOCIATED GROCERS OF MAINE, INC., a Maine Corporation doing business in Gardiner, Kennebec County and State of Maine (hereinafter referred to as "Lender").

IN CONSIDERATION of the mutual covenants contained herein and benefits to be derived herefrom, and for good and valuable consideration, Borrower and Lender hereby agree to the following terms and conditions:

1. LOANS; PURPOSE OF LOANS. Lender has this day made a certain loan (the "Loan") to Borrower, in the amount of **One Hundred Thirty Four Thousand Nine Hundred Ninety Seven Dollars and 36/100 (134,997.36)**. The purpose of the Loan is **Inventory Purchase**.

2. THE NOTE. Borrower's indebtedness to Lender shall be evidenced by a Promissory Note by Borrower to Lender made effective as of **February 21, 2003**, in the principal amount of **One Hundred Thirty Four Thousand Nine Hundred Ninety Seven Dollars and 36/100 (134,997.36)** (the "Note"). The Note is to be for five years with interest, as more particularly described in the Note. The Note shall be secured by a security interest in all of Borrower's inventory ***and 2nd position on equipment (after Camden National Bank)***, pursuant to a Security Agreement dated of near or even date herewith (the "Security Agreement"). The Note shall also be secured by the guaranty of Kenneth L. and Jennifer R. Harris Williams, dated of near or even date herewith (as amended from time to time, the "Guaranty"), and by any other security set forth in the Note or the Guaranty. The Guaranty is secured by a mortgage on the Guarantors' primary residence, located in Belfast, Maine, to be recorded in the Waldo County Registry of Deeds.

3. PURCHASE OF INVENTORY. As a specific condition of Lender's loan to Borrower, Borrower agrees to purchase at least fifty-five percent (55%) of its inventory requirements at the Store from Lender according to the terms and conditions of the Inventory Purchase Agreement executed in connection herewith.

4. DEFAULT. The occurrence of any one or more of the following shall be an event of default hereunder. The occurrence of any event of default shall constitute without notice or demand a default under the Note and all other agreements between Borrower and Lender:

(a) Failure by Borrower or any guarantor to perform any of the conditions of this Agreement, or any default under any other agreement between Borrower and Lender executed in connection herewith (including, without limitation, the Pledge Agreement or any security agreement);

(b) Any representation of warranty made herein which proves to be false or misleading in any material respect;

(c) Any report, certificate or financial statement or other instrument furnished in connection with this Loan Agreement which proves to be false or misleading in any material respect; or

(d) Any default under the Guaranty;

5. FINANCIAL STATEMENTS. Borrower shall furnish to Lender within forty-five (45) days of its fiscal year end, financial statements prepared in audit quality, or if audited financial statements are not available, in review quality, prepared in accordance with generally accepted accounting principals, by a firm of certified public accountants acceptable to Lender.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this **21st day of February, 2003.**

Williams Development, Inc.
d/b/a ~~The Main Street Market~~

By: [signature]
Its: President

Witness: [signature]

ASSOCIATED GROCERS OF MAINE, INC.

By: [signature]
Its: PRESIDENT/CEO

Witness: [signature] Cathy Callahan

S:\A\Associated Grocers of Maine, Inc\Williams Development, Inc\Documents\LOAN AGREEMEN1.doc

EMPLOYMENT AGREEMENT

Agreement dated as of the 18TH day of February, 2003 by and between ASSOCIATED GROCERS OF MAINE, INC., a corporation organized and existing under the laws of the State of Maine, with a principal office in Gardiner, Maine, (the "Company"), and MICHAEL E. WESTORT, an individual residing in Portland, Maine (the "Employee").

WHEREAS, the Company desires to hire the Employee to perform the duties of President and Chief Executive Officer of the Company upon the terms and conditions set forth herein; and

WHEREAS, the Employee desires to be retained by the Company as its President and Chief Executive Officer upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the above recitals and the mutual covenants and promises set forth below, and for other good and valuable consideration acknowledged to have been received, the parties agree as follows:

1. Employment and Term. (a) For and in consideration of the payments hereinafter set forth, the Employee hereby agrees (i) for a period of three (3) years from the "Effective Date," as that term is defined below (the "Employment Term"), to devote full-time to his employment hereunder and to serve as President and Chief Executive Officer of the Company. The Company agrees to employ the Employee in such capacity, and for such term, and upon the additional terms and provisions of this Agreement. In such capacity, the Employee shall report to the Board of Directors of the Company and shall perform those functions assigned to him by the By-laws of the Company, by the Board of Directors of the Company, and those that are normally associated with the day-to-day responsibilities of a President and Chief Executive Officer of a wholesale grocery distributor. This will include but not be limited to, providing the leadership necessary to develop and effectively and efficiently execute the Company's sales and growth strategy, to develop and institutionalize necessary organizational structures to support the execution of the Company's strategy, and create, implement and manage required management financial information systems to support the enterprise and to attract, retain and motivate a quality workforce capable of successfully delivering on the Company's strategy.

(b) The Effective Date shall be March 30, 2002, or such other date upon which the Company and the Employee may agree in writing.

(c) Upon the written agreement of the Employee and the Company, the term of employment shall be renewed for one or more successive three year terms (each, a "Renewal Term") after the Employment Term or any applicable Renewal Term, on the same terms and conditions as set forth in this Agreement, or upon such other terms and conditions as the Employee and the Company may agree upon in writing.. In the event that no written agreement is entered into for the renewal of the Employment Term or any Renewal Term prior to the sixtieth (60th) day preceding the expiration of the Employment Term or any Renewal Term, as applicable, then, at the option of the Company, which option may be exercised once by written notice to the Employee given not later than thirty (30) days prior to the expiration of such Employment Term or Renewal Term, the term of this Agreement shall be extended following the end of such Employment Term or Renewal Term for the number of days (not to exceed sixty (60) days) designated by the Company in such written notice, unless this Agreement shall have been earlier terminated in accordance with the provisions of Section 4.

2. Payment of Consideration.

(a) Base Salary. In consideration of the performance by the Employee of the undertakings set forth above, the Company shall pay the Employee, commencing as of the Effective Date, the gross sum of $133.250.00 per year for the first year of the Employment Term, payable in accordance with payment practices then in force for other management employees of the Company (the "Base Salary"), and subject to all usual and customary payroll tax, income tax, and similar withholdings. The Board shall review the base salary at the end of each fiscal year, and any increase in compensation shall be retroactive to said year-end. The Board shall complete the review within ninety (90) days of the fiscal year end and amend contract to reflect change, if any is made.

(b) Annual Bonus. At the end of the company's fiscal year, Employee shall be paid a cash bonus, calculated as follows: five percent (5%) of the net income of the Company, before income taxes, for the Company's fiscal year then ending, as determined in accordance with Generally Accepted Accounting Principles, consistently applied. Such bonus shall be paid not later than ninety-days following the end of said period. The Company may deduct from such bonus payment all required and customary withholdings for income and payroll taxes.

(c) Employee Benefits. In addition to, and not in lieu of any other compensation due to the Employee hereunder the Company will, during the Employment Term, provide to the Employee the same benefits that are currently provided to him,. including without limitation: (i) the same health and medical insurance benefits that are currently offered to other non-union employees of the Company; (ii) the Employee shall be entitled to four weeks of paid vacation on an annual basis; and (iii) the Company will pay up to 100% per year for the premiums for the disability policy that the Employee has in effect as of the Effective Date, or any policy that the Employee may obtain during the term hereof; provided, however, that any such policy benefits shall be consistent with other policies maintained by the Company for its non-union salaried employees; (iv) the Employee shall be entitled to the use of a Company automobile, in accordance with usage and practice in effect on the date of this Agreement; and (v) at the request and direction of the Employee, the Company will deduct from and pay a portion of Employee's Base Salary for payment of the Employee's contributions to a retirement account or plan which may be established by Employer from time to time.

(d) Expenses. During the term herein, the Company shall, upon presentation of appropriate vouchers and in accordance with the policies of the Company, reimburse the Employee for all reasonable and necessary business expenses incurred by him on behalf of the Company in performance of his duties hereunder.

3. Confidential Information/Non Competition. (a) The Employee hereby agrees that unless compelled by judicial process, the Employee will not communicate or divulge to, or use for the benefit of himself, or any other person, firm, association, or corporation, other than the Company, any confidential information or trade secrets concerning any customers, accounts, vendors, suppliers, inventions, discoveries, improvements, processes, formulae, apparatus, equipment, methods, research, data, users, subscribers, franchisees or purchasers of the products or services of the Company or other confidential matters possessed, owned, or used by the Company, the discovery, development or knowledge of which became known to or was acquired by the Employee at any time by reason of his participation in the business and affairs of or as a result of his former association as an officer, member or director of the Company or which may be hereafter revealed to him by the Company in a confidential manner for a business purpose or in a business relationship (collectively, "Confidential Information"). Notwithstanding the foregoing, if compelled by judicial process to disclose any Confidential Information, the Employee shall promptly advise the Company and at the Company's direction, and at the sole cost and expense of the Company, take all reasonable steps requested by the Company in order to obtain a protective order.

(b) Throughout Employee's service hereafter and for a period of one (1) year from the date that this Agreement is terminated (hereafter referred to as the "Non-Competition Period") Employee agrees to restrict his right and ability to compete with the Company as set forth in more detail below. During the Non-Competition Period, the Employee will not directly or indirectly:

(i) Become an employee, officer or director of a corporation, or an employee or member of a partnership, limited liability company, limited liability partnership or joint venture, or an employee or owner of an individual proprietorship or trust, or any other type or form of business entity that is a "Competing Business," as that term is defined below; or

(ii) Own, directly or indirectly, or suffer, or to the best of his ability, permit his spouse, or any of his children, while they are minor and under parental control, to own, directly or indirectly, more than two percent (2%) of any one class of stock of a corporation, or interest in a partnership or other business entity that is a "Competing Business," as that term is defined below; or

(iii) Provide advisory or consulting services, with or without compensation, to others who are in or propose to enter into a "Competing Business," as that term is defined below.

(iv) A "Competing Business" is one that is in or proposes to enter the business of selling or distributing at wholesale, within the state of Maine, New Hampshire, Massachusetts, and/or Vermont any product or products of a type(s) which is/are similar to any product or products which is or are at any time, distributed or sold at wholesale by the Company, without regard to whether such business uses any name, tradename, trademark, servicemark, or style similar to those used by the Company.

(c) Anything contained in this Agreement to the contrary notwithstanding, the Noncompetition Period shall terminate, and Employee shall no longer be bound by the terms of Section 3(b) upon occurrence of either of the following events or circumstances: (i) notification by the Company pursuant to Section 1(c) that the term of this Agreement will not be renewed as provided in section 1(c), provided, however, that if upon such expiration of the term of this Agreement, Employee is in default of this Agreement, or cause to terminate Employee then exists pursuant to Section 4(a)(ii), then Employee shall not be excused from compliance with Section 3(b) upon such expiration; or (ii) the termination of employment of Employee pursuant to Section 4(a)(i) or 4(a)(iv).

4. Termination. (a) The Company shall be entitled to terminate the employment of the Employee hereunder prior to the expiration of the term hereof, in the following circumstances:

(i) If the Employee shall become disabled during the Employment Term, and such disability shall continue for a period of six (6) consecutive months. The Employee shall be considered to be disabled in the event the Employee is unable to perform, with or without reasonable accommodation, the essential functions of his employment with the Company at any time during the Employment Term;

(ii) For "Due Cause," as defined herein. For purposes of this Agreement, the term "Due Cause" shall mean any of the following: (A) breach of any of the Employee's material obligations hereunder, including, without limitation, a material failure to perform his duties as set forth in Section 1 above, provided that the Company has given the Employee written notice specifically setting forth the precise nature of the alleged material breach and at least thirty (30) days to correct such failure; (B) intentional noncompliance with a legitimate, lawful, and material directive of a majority of the Board of Directors as recorded in the Company minutes; (C) misappropriation by the Employee of funds of, or perpetration by the Employee of a fraud upon, the Company; (D) conviction of the Employee of a felony punishable by imprisonment at any time during the Employment Term; (E) intentional damage to property of the Company; or (F) intentional disclosure of Confidential Information of, or relating to, the Company;

(iii) Death of the Employee;

(iv) For any reason that the Company deems appropriate, without cause, provided that the provisions of section 4(b) below are met.

(b) In the event that the Company terminates the employment of the Employee pursuant to Section 4(a)(i), (iii) or (iv) above, the Company shall pay the Employee (or his estate), for a period of eighteen (18) months the amount of Employee's Base Salary, as defined in Section 2(a) above, in effect at the time of such termination of employment, subject to all usual and customary payroll tax, income tax, and similar withholdings, but not subject to review, increase or decrease, as provided in said Section. In the event that the Company terminates the employment of the Employee pursuant to section 4(a)(ii), there shall be no payments made by the Company to the Employee.

(c) In the event that during the term of this Agreement, (i) the Company sells all, or substantially all, of its assets to another entity, or merges or consolidates with another entity and the Company is not the surviving entity, or if the Company merges or consolidates with another entity and the majority of the Board of Directors of the surviving entity consists of individuals who were not members of the Board of Directors of the Company immediately prior to such merger or consolidation (any such event being hereinafter referred to as a "Change of Control", and the surviving entity in such a Charge of Control being referred to as the "Successor"), and (ii) the employment of the Employee with the Company or the Successor, is terminated after such Change of Control, without due cause as defined hereunder, or Employee is offered employment with the Successor, and accepts such Employment, and the aggregate compensation of Employee, including the value of benefits provided to Employee by Successor is reduced below the sum of Employee's base salary, plus bonus, plus the value of the benefits provided hereunder to Employee (such aggregate sum being referred to as the "Employee Compensation"), then the Company will pay to the Employee, for a period of up to thirty-six (36) months following such termination of Employee, or the effective date of the reduction in aggregate compensation, on a monthly basis, the positive difference between (i) Employee Compensation, if higher, and (ii) the aggregate value, on a monthly basis, of Employee's annual compensation from Successor, plus the value of all Employee's benefits from Successor.

(d) Payments to be made under this paragraph 4 are subject to the following additional terms:

(i) Employee shall be entitled to no more than thirty-six months of payments under this Agreement.

(ii) If Employee fails or refuses to accept an offer of employment by the Successor, and such offer of employment is (a) for the same or substantially the same position as Employee holds with Company as of the time of the Change in Control, or is for a position substantially similar in duties and responsibilities to such position, or is for any position in management which is suitable for the Employee, given Employee's experience and capabilities in the industry in which Employer operates, or is for any position as an officer of the Successor, and (b) for employment which permits Employee to maintain his principal office or place of business within the New England States, then the payment to Employee hereunder shall be limited to the difference, on a monthly basis, between the Employee Compensation and what Employee would have earned, including benefits, had he accepted such position offered by Successor.

(iii) In the event that Successor offers employment to Employee which requires Employee to maintain his principal office or place of business at a distance from Employee's current residence in Portland, Maine, which is in excess of One Hundred (100) miles, and if Employee accepts such offer of employment, then if and to the extent that Successor fails to offer to pay substantially all of Employee's Relocation Costs (as defined below), then Employer shall pay such Relocation Costs. For the purpose of this Section, Relocation Costs shall mean Employee's actual, reasonable, and necessary costs and expenses incurred or expected to be incurred in transporting himself, his spouse, his dependents, and his and their possessions to the location of his new employment .

(iv) If (a) the Employee is terminated by Successor following a Change of Control other than for Due Cause under the definition contained in Section 4(a)(ii) above, if such definition were applicable to Successor, or by reason of Employee's death or disability pursuant to Sections 4(a)(i) or (iii) above, or (b) following a Change of Control, the Successor does not offer to Employee the same or a substantially similar position, or a position substantially similar in duties and responsibilities to the position Employee currently occupies with the Company, or a position in management or as an officer of the Successor as set forth above in paragraph 4(d)(ii) *and* the Employee ceases to be employed by Successor, then the Company shall pay to the Employee, on a monthly basis, the Employee Compensation for a period of thirty-six (36) months from the date of such Change of Control, but the Company shall be entitled to reduce the amount so to be paid by the amount of any income earned by the Employee by the rendition of services by the Employee to any subsequent employer or as a self employed individual during said thirty-six month period.

5. Remedies for Breach. Any breach, violation or evasion of the non-compete and non-disclosure terms of this Agreement by the Employee may cause immediate and irreparable injury to the Company and, thus the Company is hereby authorized to seek recourse for such breach, violation or evasion by the Employee by application for injunction and/or specific performance, as well as all other remedies at law or in equity to which it otherwise may be entitled.

6. Indemnification by the Company. The Company agrees that it will indemnify Employee, to the full extent permitted by law, from and against all loss, cost, damage, liability or expense, including Employee's attorney's fees and costs, arising from any and all claims, demands and expenses arising out of any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which the Employee is or is threatened to be made a party by reason of his serving as the President and Chief Executive Officer of the Company and provided further, that no indemnification will be provided as to any matter as to which the Employee shall have been finally determined by an arbitrator, court or other appropriate body:

(a) Not to have acted honestly or in the reasonable belief that his action was in or not opposed to the best interests of the Company or its shareholders ;

(b) With respect to any criminal action or proceeding, to have had reasonable cause to believe that his conduct was unlawful;

(c) To have acted in violation of the Company's governing documents or the direction of the Board of Directors of the Company.

7. Arbitration. The Company and Employee agree to make a good faith effort to resolve any dispute that may arise under this Agreement through informal negotiation. In the event of any controversy, dispute, or disagreement arising out of, or in connection with, this Agreement, which cannot be resolved through such informal means, the matter may be submitted by either party to final and binding arbitration by an arbitrator mutually agreed to by the parties or, failing such agreement, under the rules and procedures of the American Arbitration Association. The parties agree that such arbitration shall be the sole and exclusive means by which such disputes are to be finally resolved. In the event that arbitration is utilized, the prevailing party shall recover its reasonable costs and attorney's fees. Any dispute in regard to payment of attorney's fees and costs shall be subject to final determination by the arbitrator(s) appointed pursuant to this section. The decision or award, in writing, of the arbitrator on the merits of any dispute properly adjudicated within its authority as specified in this Agreement shall be final and binding upon the parties.

8. Notices. Any notice, demand or request required or permitted to be given under the provisions of this Agreement shall be in writing and shall be deemed to have been duly delivered on the date of personal delivery or on the date of mailing if mailed by registered or certified mail, postage prepaid and return receipt requested, and shall be deemed to have been received on the date of personal deliver or on the date set forth on the return receipt, to the following addresses, or to such other address as any party may request by notifying in writing all of the other parties to this Agreement:

If to the Company:	Associated Grocers of Maine, Inc. P.O. Box 1000 Brunswick Avenue Gardiner, Maine 04345-1000 Attention: Chairman of Board of Directors
With a copy to:	George J. Marcus, Esq. Marcus, Clegg & Mistretta, P.A. 100 Middle Street, East Tower Portland, Maine 04101
If to the Employee:	Michael E. Westort 65 Caron Street Portland, Maine 04103
With a copy to:	Richard G. Moon, Esq. Moon, Moss, McGill & Shapiro, P.A. 10 Free Street Portland, Maine 04101

9. Waiver, Modification or Cancellation. Any waiver, alteration or modification of any of the provisions of this Agreement or cancellation or replacement of this Agreement shall not be valid unless in writing and signed by all of the parties hereto.

10. Applicable Law. This Agreement shall be governed by the laws of the State of Maine.

11. Assignment. This Agreement shall not be assigned by either party absent the prior written consent of the other, except that the Company may assign this Agreement in connection with a merger of the Company with another entity or a sale of all or substantially all of the Company's assets.

12. Severability. In the event that any part of this Agreement shall be held to be unenforceable or invalid, the remaining parts hereof shall nevertheless continue to be valid and enforceable as though the invalid portions were not a part hereof.

ASSOCIATED GROCERS OF MAINE, INC.

By: ____________________

Its: *Chairman of the Board.*

____

Michael E. Westort, Individually

Associated Grocers of Maine, Inc.

(207) 582-6500 PO Box 1000 • Gardiner, Maine 04345 1 800 852-6550

MEMORANDUM

TO: Wayne Crandall

FROM: Ron Cloutier, CFO

DATE: October 22, 2003

SUBJ: President/CEO Raise

At the Board Meeting held on Tuesday, October 21, 2003, the Board approved a 2% pay increase for Michael Westort retroactive to the start of the FY 04 fiscal year, and to extend the employment by one year.

Please sign below to authorize the increase and retroactive pay for the HR files.

Thank you.

Authorized by Wayne Crandall, Chairman

Please call me if you have questions.

Exhibit 10(a)

INDEPENDENT AUDITOR'S CONSENT

We consent to the use in the Offering Circular for the issuance of $5,000,000 Variable Rate Subordinated Debt Securities (Excess) pursuant to Regulation A under the Securities Act of 1933, as amended, of Associated Grocers of Maine, Inc. of our report, dated May 7, 2004, on the consolidated financial statements of Associated Grocers of Maine, Inc. and subsidiaries as of and for the years ended March 26, 2004 and March 28, 2003 appearing in the Offering Circular.

Baker Newman & Noyes

Limited Liability Company

Portland, Maine
June 30, 2004